UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

December 2, 2024

TARGET GLOBAL ACQUISITION I CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41135	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 10176 Governor’s Square 23 Lime Tree Bay Avenue, Grand Cayman KY1-1102, Cayman Islands	KY1-1102
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s telephone number, including area code): 212-796-4796

N/A

(Former name or former address, if changed since last report)

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	TGAA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TGAAW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	TGAAU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement

On December 2, 2024, Target Global Acquisition I Corp. (the “Acquiror”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Acquiror, Vital Merger Sub 1 Corp., a Delaware corporation (“Merger Sub 1”), Vital Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub 2”), and Venhub Global, Inc., a Delaware corporation (the “Company”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Acquiror and Company. Capitalized terms used herein but not otherwise defined shall have the meanings as set forth in the Business Combination Agreement.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (i) the Acquiror will, subject to obtaining the required shareholder approvals, change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”); (ii) following the Domestication, Merger Sub 1 will merge with and into Company, with Company as the surviving corporation in the merger (the “First Merger”); and (iii) immediately following the consummation of the First Merger, Company will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving entity in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Acquiror (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the consummation of the Business Combination, Acquiror shall be renamed VenHub Global Holdings, Inc.

By virtue of the transactions described above:

a)	each then issued and outstanding share of Acquiror Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock;

b)	each then issued and outstanding share of Acquiror Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock;

c)	each then issued and outstanding Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant;

d)	each then issued and outstanding Acquiror Unit shall convert automatically into a Domesticated Acquiror Unit;

e)

All of the Company Stock issued and outstanding immediately prior to the Acquisition Effective Time (other than Acquisition Excluded Shares and the Dissenting Shares) will be automatically cancelled and extinguished and collectively converted into the right to receive (i) the Closing Share Consideration and (ii) assuming the achievement of certain performance metrics, the Earnout Interests.

The Domestication, the Mergers and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the second quarter of 2025 (the “Closing”), following the receipt of the required approval by the Acquiror’s shareholders and the fulfillment of other customary closing conditions.

2

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The Acquiror has also agreed to take all such actions necessary or appropriate such that, as of the Acquisition Effective Time, the Acquiror board of directors shall consist of seven (7) directors, of which at least (4) directors shall meet the independence requirements of Nasdaq. The board of directors will be divided into three (3) classes, designated Class I, II and III, with one director chosen solely by the current board of the Acquiror. In addition, the Acquiror has agreed to adopt an incentive equity plan in an aggregate amount equal to 10% of the total number of Acquiror common stock outstanding at the closing of the Business Combination on a fully diluted basis, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of the Acquiror’s shareholders.

In addition, consummation of the Business Combination is subject to other closing conditions, including, among others: (i) all applicable waiting periods under the HSR Act have expired or been terminated; (ii) there being no law or governmental order, in either case, enjoining, prohibiting or having the effect of making illegal the consummation of the Business Combination (iii) the requisite approvals have been obtained from the Acquiror’s shareholders; (iv) the requisite approvals have been obtained from Company’s stockholders; (v) the Company obtaining Bridge Financings as described further in the Business Combination Agreement, and (v) the Acquiror Common Stock to be issued as consideration for the Business Combination shall have been approved for listing on Nasdaq, as described further in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated by mutual written consent of the Company and Acquiror and in certain other limited circumstances, including by either the Acquiror or Company, if the First Merger is not consummated by June 2, 2025 (such date, the “Outside Date”).

The Company shall pay or cause to be paid $750,000 to the Acquiror or its designees through wire transfer of same-day funds within two Business Days in the event the Business Combination Agreement is terminated by the Company under certain circumstances, as described further in the Business Combination Agreement.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Acquiror does not believe that these schedules contain information that is material to an investment decision.

Insider Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Acquiror, CIIG Management III LLC (the “CIIG III”) and certain shareholders of the Acquiror entered into an insider support agreement (the “Insider Support Agreement”), pursuant to which CIIG III and certain shareholders of the Acquiror (collectively, the “Sponsor Parties”) have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby and on the terms and subject to the conditions set forth in the Insider Support Agreement.

3

The foregoing description of the Insider Support Agreement is subject to and qualified in its entirety by reference to the full text of the Insider Support Agreement, which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Company Stockholder Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain stockholders of Company (collectively, the “Company Stockholders”) entered into support agreements (collectively, the “Company Stockholder Support Agreements”) with the Acquiror, pursuant to which the Company Stockholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive any rights of appraisal relating to the Business Combination, and (iii) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Company Stockholder Support Agreement is subject to and qualified in its entirety by reference to the full text of the Company Stockholder Support Agreement, which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lockup Agreements

The Acquiror, certain Sponsor Parties and certain stockholders of the Company will enter into a Lockup Agreement (the “Lockup Agreement”) in connection with the Business Combination, pursuant to which such parties shall agree to lock up their Lock-Up Securities (as defined in the Lockup Agreement) under the following terms:

•

Certain Sponsor Parties and certain stockholders of the Company that are not deemed to be members of management of the post-Business Combination company (each, a “Non-Management Lockup Party”) shall agree to not effect any transfer of Lock-Up Securities unless such Lock-Up Securities are released pursuant to the expiration of the relevant lockup period described below, subject to certain permitted transfers. Such restrictions begin at the Closing and end on (i) for one-third (33.3%) of Lock-Up Securities held or beneficially owned, the date on which the post-Business Combination company issues its first earnings release, (ii) for one-third (33.3%) of the Lock-Up Securities held or beneficially owned, the date on which the post-Business Combination company issues its second earnings release and (iii) for one-third (33.3%) of the Lock-Up Securities held or beneficially owned, the date on which the post-Business Combination company issues its third earnings release.

•

Each party that is deemed to be a member of management of the post-Business Combination company (each, a “Management Lockup Party”) agrees not to effect any transfer of its Lock-Up Securities held or beneficially owned by such Management Lockup Party until such Lock-Up Securities are released pursuant to the expiration of the relevant lockup period, subject to the permitted transfers described below. Such restrictions begin at the Closing and end on (i) for one-third (33.3%) of the Lock-Up Securities held or beneficially owned by such Management Lock-Up Party, the date that is 12 months after the Closing, (ii) for one-third (33.3%) of the shares of Lock-Up Securities held or beneficially owned by such Management Lock-Up Party, the date that is 18 months after the Closing and (iii) for one-third (33.3%) of the shares of Lock-Up Securities held or beneficially owned by such Management Lock-Up Party, the date that is 24 months after the Closing.

The Lockup Agreement will provide for certain permitted transfers by Non-Management Lockup Parties and Management Lockup Parties, including but not limited to, transfers to certain affiliates or family members, pursuant to a qualified domestic relations order, or by virtue of laws of descent and distribution upon death.

The foregoing description of the form of Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lockup Agreement, which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the post Business Combination company, CIIG III, and other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), which amends and restates the Registration and Shareholder Rights Agreement dated as of December 8, 2021 as further amended by an Amendment to the Registration and Shareholder Rights Agreement, dated as of June 11, 2024. Pursuant to the A&R Registration Rights Agreement, the post Business Combination company will agree that within 30 calendar days after the Closing, it will file

4

with the U.S. Securities and Exchange Commission (“SEC”) a registration statement registering the resale of certain securities held by or issuable to the parties thereto (the “Resale Registration Statement”), and will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights.

The foregoing description of the form of Amended and Restated Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On December 2, 2024, the Acquiror and Company issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that the Acquiror and Company have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings. This Current Report will note be deemed an admission of materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and Acquiror. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Acquiror and the Company intend to file a registration statement on Form S-4 that will include a proxy statement/prospectus of Acquiror. The proxy statement/prospectus will be sent to all Acquiror shareholders. Acquiror also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acquiror are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Acquiror through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Acquiror may be obtained free of charge from Acquiror’s website at https://tgacquisition1.com/ or by written request to Acquiror at 40 West 57th Street, 29th Floor, New York, New York 10019.

Participants in the Solicitation

Acquiror and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Acquiror’s shareholders in connection with the proposed transaction. Information about Acquiror’s directors and executive officers and their ownership of Acquiror’s securities is set forth in Acquiror’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

5

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VenHub Global, Inc. (the “Company”) and Target Global Acquisition I Corp. (“SPAC”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by the Company and the markets in which it operates, the Company’s business strategy and the Company’s projected future results, including its ability to operate profitably in the future, its ability to attract and retain end users, its ability to launch new generations of its products, its ability to raise additional capital and the success of any future acquisitions, partnership and joint ventures. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SPAC and the Company and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of the Company or diverts management’s attention from the Company’s ongoing business operations and potential difficulties in the Company’s employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against the Company, SPAC or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the ability of the Company, SPAC or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of the Company, SPAC or a successor thereto due to a variety of factors, including changes in the competitive and regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the Company’s ability to increase the prices of its products (xiii) the risk that the Company may be unable to manufacture products of sufficient quality and on schedule and scale, that would appeal to a large customer base, and (xiv) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 filed in connection with the transactions described herein, the proxy statement/prospectus discussed below, SPAC’s periodic reports and other documents filed by the Company, SPAC or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this communication represent the views of SPAC and the Company as of the date of this communication. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor SPAC gives any assurance that either the Company or SPAC will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or SPAC or any other person that the events or circumstances described in such statement are material.

6

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Agreement and Plan of Merger

10.1	Insider Support Agreement

10.2	Company Stockholder Support Agreement

10.3	Form of Lockup Agreement

10.4	Form of Amended and Restated Registration Rights Agreement

99.1	Press Release, dated December 2, 2024

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGET GLOBAL ACQUISITION I CORP.

Dated: December 2, 2024	By:	/s/ Michael Minnick
	Name:	Michael Minnick
	Title:	Chief Executive Officer

8

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TARGET GLOBAL ACQUISITION I CORP.,

VITAL MERGER SUB 1 CORP.,

VITAL MERGER SUB 2 LLC

and

VENHUB GLOBAL, INC.

dated as of

December 2, 2024

TABLE OF CONTENTS

ARTICLE I. CERTAIN DEFINITIONS		4

Section I.1	Definitions	4
Section I.2	Construction	23
Section I.3	Equitable Adjustments	24
Section I.4	Knowledge	24

ARTICLE II. THE MERGERS; CLOSING; ACQUISITION MERGER CONSIDERATION		25

Section II.1	Domestication and Mergers	25
Section II.2	Effective Times	25
Section II.3	Effects of the Mergers	26
Section II.4	Governing Documents	26
Section II.5	Directors and Officers	27
Section II.6	Further Assurances	27
Section II.7	Effects on Securities	27
Section II.8	Closing; Closing Share Consideration	30
Section II.9	Withholding Rights	31
Section II.10	Payment of Expenses; Cash Contribution	31
Section II.11	Management Earnout	32

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		33

Section III.1	Corporate Organization of the Company	33
Section III.2	Due Authorization	33
Section III.3	No Conflict	34
Section III.4	Governmental Authorities; Consents	34
Section III.5	Capitalization	34
Section III.6	Financial Statements	35
Section III.7	Absence of Certain Changes	36
Section III.8	Undisclosed Liabilities	36
Section III.9	Litigation and Proceedings	37
Section III.10	Compliance with Laws	37
Section III.11	Contracts; No Defaults	37
Section III.12	Company Benefit Plans	39
Section III.13	Labor Matters	42
Section III.14	Taxes	43
Section III.15	Insurance	45
Section III.16	Real Property	46
Section III.17	Intellectual Property and IT Security	47
Section III.18	Environmental Matters	51
Section III.19	Brokers’ Fees	52
Section III.20	Related Party Transactions	52
Section III.21	International Trade; Anti-Corruption	52
Section III.22	Top Customers and Top Suppliers	53
Section III.23	Acquisitions and Acquisition Contracts	54

i

Section III.24	Personal Property	54
Section III.25	Condition of Assets	54
Section III.26	Restrictions on Business Activities	55
Section III.27	Regulation CF	55
Section III.28	Certain Provided Information	55
Section III.29	No Other Representations	56

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ACQUIROR PARTIES		56

Section IV.1	Corporate Organization	56
Section IV.2	Subsidiaries	57
Section IV.3	Due Authorization	57
Section IV.4	No Conflict	58
Section IV.5	Compliance	58
Section IV.6	Litigation and Proceedings	58
Section IV.7	Governmental Authorities; Consents	58
Section IV.8	Trust Account	59
Section IV.9	Real Property; Personal Property	60
Section IV.10	Intellectual Property	60
Section IV.11	Brokers’ Fees	60
Section IV.12	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities	60
Section IV.13	Business Activities	61
Section IV.14	Tax Matters	62
Section IV.15	Employees; Employee Benefit Plans	64
Section IV.16	Contracts	64
Section IV.17	Capitalization	64
Section IV.18	Nasdaq Stock Market Listing	65
Section IV.19	Related Party Transactions	65
Section IV.20	Investment Company Act; JOBS Act	66
Section IV.21	Absence of Changes	66
Section IV.22	Restrictions on Business Activities	66
Section IV.23	Stock Issued in Transactions	66
Section IV.24	Certain Provided Information	66
Section IV.25	No Other Representations	66

ARTICLE V. COVENANTS OF THE COMPANY		67

Section V.1	Conduct of Business	67
Section V.2	Inspection	70
Section V.3	No Claim Against the Trust Account	71
Section V.4	Preparation and Delivery of Additional Company Financial Statements	71
Section V.5	FIRPTA and IRS Form W-9	72
Section V.6	Termination of Affiliate Arrangements	72
Section V.7	No Acquiror Stock Transactions	72
Section V.8	Repayment of Employee Loans	72
Section V.9	Notification	73
Section V.10	Company Stockholder Approval	73
Section V.11	Regulation Crowdfunding	74
Section V.12	Compliance	74

ARTICLE VI. COVENANTS OF ACQUIROR		74

Section VI.1	Indemnification and Directors’ and Officers’ Insurance	74
Section VI.2	Conduct of Acquiror During the Interim Period	76
Section VI.3	Trust Account Proceeds	77
Section VI.4	Inspection	77
Section VI.5	Section 16 Matters	78
Section VI.6	Incentive Equity Plan	78
Section VI.7	Nasdaq Listing	78
Section VI.8	Acquiror Public Filings	78
Section VI.9	Acquiror Board Recommendation	78
Section VI.10	Assumption of Company Convertible Notes	79

ARTICLE VII. JOINT COVENANTS		79

Section VII.1	Efforts to Consummate	79
Section VII.2	Registration Statement; Proxy Statement; Special Meeting	81
Section VII.3	Exclusivity	84
Section VII.4	Tax Matters	85
Section VII.5	Confidentiality; Publicity	86
Section VII.6	Post-Closing Directors and Officers	86
Section VII.7	Capital Investment and Bridge Financing	87

ARTICLE VIII. CONDITIONS TO OBLIGATIONS		88

Section VIII.1	Conditions to Obligations of All Parties	88
Section VIII.2	Additional Conditions to Obligations of Acquiror Parties	89
Section VIII.3	Additional Conditions to the Obligations of the Company	90

ARTICLE IX. TERMINATION/EFFECTIVENESS		91

Section IX.1	Termination	91
Section IX.2	Effect of Termination	93
Section IX.1	Termination Fee	93

ARTICLE X. MISCELLANEOUS		93

Section X.1	Waiver	93
Section X.2	Notices	93
Section X.3	Assignment	94
Section X.4	Rights of Third Parties	95
Section X.5	Expenses	95
Section X.6	Governing Law	95
Section X.7	Captions; Counterparts	95
Section X.8	Schedules and Exhibits	95
Section X.9	Entire Agreement	95
Section X.10	Amendments	96
Section X.11	Severability	96
Section X.12	Jurisdiction; WAIVER OF TRIAL BY JURY	96
Section X.13	Enforcement	96
Section X.14	Non-Recourse	97
Section X.15	Non-Survival	97

Section X.16	Non-Reliance	98
Section X.17	Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege	98
Section X.18	Currency	100

Exhibits

Exhibit A	Form of Insider Support Agreement
Exhibit B	Form of Company Stockholders Support Agreement
Exhibit C	Form of Lockup Agreement
Exhibit D	Form of A&R Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 2, 2024, by and among Target Global Acquisition I Corp., a Cayman Islands exempted company (“Acquiror”), Vital Merger Sub 1 Corp. a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub 1”), Vital Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs” and collectively with the Acquiror, the “Acquiror Parties”), and VenHub Global, Inc. a Delaware corporation (the “Company”). Acquiror, the Merger Subs and the Company are collectively referred to herein as the “Parties” and each individually as a “Party.”

RECITALS

WHEREAS, Acquiror is a blank check company formed in the Cayman Islands as an exempted company for the purpose of acquiring one or more operating businesses through a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination (a “Business Combination”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Plan of Domestication and in accordance with Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, the Acquiror shall take such steps as necessary to re-domicile the Acquiror as a continuation of corporate existence in the state of Delaware, and immediately upon written confirmation of approval of the application for de-registration (on the basis of registration by way of continuation in the State of Delaware) as an exempted company with the Cayman Registry (or otherwise on the effective date thereof), Acquiror shall adopt the Acquiror Delaware Bylaws and file (i) a certificate of domestication and (ii) a certificate of incorporation with the Secretary of State of Delaware (such deregistration and domestication, including all matters necessary or ancillary in order to effect such domestication, the “Delaware Domestication”);

WHEREAS, in connection with and as part of the Delaware Domestication, (i) each then issued and outstanding share of Acquiror Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock (after its domestication as a corporation incorporated in the State of Delaware); (ii) each then issued and outstanding share of Acquiror Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock; (iii) each then issued and outstanding Acquiror Warrant shall convert automatically into a warrant to acquire one share of Acquiror Class A Common Stock (the “Domesticated Acquiror Warrants”), pursuant to the Warrant Agreement, as may be amended and restated in connection with the Closing; (iv) each then issued and outstanding Acquiror Unit shall convert automatically into a unit of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Units”), with each Domesticated Acquiror Unit representing one share of Acquiror Class A Common Stock and one-third of one Domesticated Acquiror Warrant; and (v) after its domestication as a corporation incorporated in the State of Delaware, Acquiror shall immediately be renamed “Target Global Acquisition Corp.” upon the Domestication Effective Time;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, on the Closing Date, immediately following the receipt of filed stamped certificates from the Secretary of State of Delaware evidencing the Delaware Domestication, Merger Sub 1 will merge with and into the Company (the “Acquisition Merger”), with the Company being the surviving corporation of the Acquisition Merger (the Company, as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Acquisition Corporation”) and from and after the filing of the Combined Company Certificate of Incorporation, Acquiror shall be named “VenHub Global Holdings, Inc.” upon the Acquisition Effective Time;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (“DLLCA”) on the Closing Date, immediately following the consummation of the Acquisition Merger, the Surviving Acquisition Corporation will merge with and into Merger Sub 2 (the “Reorganization Merger” and together with the Acquisition Merger, the “Mergers”), with Merger Sub 2 being the surviving entity of the Reorganization Merger;

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax), each of the Parties intend that the Delaware Domestication will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that each of (i) the Acquisition Merger, and (ii) the Reorganization Merger, taken together as an integrated transaction, will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, and the Company, as applicable, are parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has unanimously (i) determined that it is in the best interests of Acquiror and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and the Transactions (as defined below), including without limitation the Delaware Domestication, the Acquiror Certificate of Incorporation, the Plan of Domestication and the Combined Company Certificate of Incorporation in accordance with the Companies Act, and the Mergers, in accordance with the DGCL and the DLLCA, on the terms and subject to the conditions set forth in this Agreement, (iii) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Account (as defined below), not including deferred underwriting discounts and commissions and taxes payable, and (iv) adopted a resolution recommending to its shareholders the approval of the Acquiror Shareholder Matters (as defined below) (the “Acquiror Board Recommendation”);

WHEREAS, the board of directors of the Merger Subs has unanimously (i) determined that it is in its best interests, and declared it advisable, to enter into this Agreement, and (ii) approved this Agreement and the Transactions, in each case, in accordance with the DGCL and the DLLCA, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and the Transactions, including the Acquisition Merger, in accordance with the DGCL, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending this Agreement and the Transactions, including the Acquisition Merger, be adopted and approved by the stockholders of the Company (the “Company Stockholders”) (the “Company Board Recommendation”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of Acquiror (“Insiders”) have executed and delivered an agreement attached hereto as Exhibit A (the “Insider Support Agreement”), which provides, among other things, that the Insiders shall, subject to applicable securities laws, vote all the Acquiror Ordinary Shares beneficially owned by them in favor of the Acquiror Shareholder Matters and waive their anti-dilution rights set forth in Article 17.3 of Acquiror’s Amended and Restated Memorandum and Articles of Association dated December 8, 2021, as may be amended (the “Acquiror Articles of Association”) with respect to their Acquiror Ordinary Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain of the Company Stockholders have executed and delivered an agreement attached hereto as Exhibit B (the “Company Stockholders Support Agreement”), which provides, among other things, that such Company Stockholders will vote their shares of Company capital stock in favor of this Agreement, the Mergers and the other Transactions contemplated by this Agreement;

WHEREAS, certain Company Stockholders and certain Insiders will enter into a lockup agreement substantially in the form to be agreed by the Parties attached hereto as Exhibit C (the “Lockup Agreement”);

WHEREAS, in August 2024, the Company entered into convertible promissory note purchase agreements (the “August 2024 Note Purchase Agreements”) with certain investors (the “August 2024 Noteholders”) pursuant to which such investors, upon the terms and subject to the conditions set forth therein, purchased the Company’s convertible notes in the aggregate original principal amount of one million dollars ($1,000,000.00) (the “August 2024 Note Financing”); and

WHEREAS, prior to the execution and delivery of this Agreement, the Company entered into convertible promissory note purchase agreements (the “December 2024 Note Purchase Agreements”) with certain investors (the “December 2024 Noteholders”) pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase convertible notes an aggregate original principal amount of three million dollars ($3,000,000.00) (the “December 2024 Note Financing”) following the execution and delivery of this Agreement (the August 2024 Noteholders and the December 2024 Noteholders, collectively, the “Initial Noteholders” and the August 2024 Note Purchase Agreements and the December 2024 Note Purchase Agreements, collectively, the “Note Purchase Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

Section I.1 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning as set forth in Section VIII.2(e).

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Alternative Transaction” has the meaning as set forth in Section VII.3(b).

“Acquiror Board” has the meaning set forth in the Recitals.

“Acquiror Board Recommendation” has the meaning set forth in the Recitals.

“Acquiror Certificate of Incorporation” means, the certificate of incorporation of Acquiror to be filed with the Secretary of State the State of Delaware concurrently with the Certificate of Domestication as contemplated by Section II.1(a) in connection with the Delaware Domestication.

“Acquiror Class A Common Stock” means after the Delaware Domestication the Class A Common Stock of Acquiror.

“Acquiror Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means after the Delaware Domestication the Class B Common Stock of Acquiror.

“Acquiror Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means the Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Delaware Bylaws” means the bylaws of Acquiror adopted in connection with the Delaware Domestication and the Mergers, as may be amended, in the form and substance reasonably accepted to the Acquiror and the Company.

“Acquiror Delaware Corporation” has the meaning as set forth in Section II.1(a).

“Acquiror Expenses” has the meaning set forth in Section II.10(b).

“Acquiror Group” has the meaning as set forth in Section X.17(a)(i).

“Acquiror Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate, would or would reasonably be expected to, prevent, materially delay or materially impede the performance by Acquiror, or any of the Merger Subs of its obligations under this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby, or otherwise have a material adverse effect on the Transactions or the Surviving Acquisition Corporation or their respective Subsidiaries.

“Acquiror Ordinary Shares” means the Acquiror Class A Ordinary Shares and the Acquiror Class B Ordinary Shares.

“Acquiror Parties” means Acquiror and the Merger Subs.

“Acquiror PIPE Investment” means an agreement to purchase on a private placement basis securities of the Acquiror for a cash purchase price the gross proceeds of which will be received on or about the Closing Date in the form of convertible promissory notes or the purchase of shares of the Acquiror on terms agreeable to the Acquiror and the Company acting reasonably.

“Acquiror Preference Shares” means the 5,000,000 preference shares of a par value of US$ 0.0001 each of the Acquiror.

“Acquiror SEC Reports” has the meaning as set forth in Section IV.12.

“Acquiror Shareholder Matters” means (i) the adoption and approval of this Agreement and the Transactions, including without limitation the Delaware Domestication, the Plan of Domestication, the Acquiror Certificate of Incorporation, the Combined Company Certificate of Incorporation and the Mergers (the “Business Combination Proposal”), (ii) the adoption and approval of the issuance of shares of Acquiror Common Stock in connection with the Transactions, (iii) the adoption and approval of the amendments to the Acquiror Delaware Bylaws included in the Plan of Domestication, (iv) the adoption and approval of the Incentive Equity Plan, (v) the election of directors effective as of the Closing as contemplated by Section VII.6, (vi) the adoption and approval of each other proposal that the SEC (or its staff members) indicates is necessary in its comments to the Proxy Statement or in correspondence related thereto, (vii) the adoption and approval of each other proposal reasonably agreed to by Acquiror and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Agreements, and (viii) the adoption and approval of a proposal for the adjournment of the Special Meeting if additional time is necessary to consummate the Transactions for any reason, provided that the Special Meeting is reconvened as promptly as practical thereafter.

“Acquiror Shareholders” means the holders of Acquiror Ordinary Shares.

“Acquiror Shareholder Redemption” has the meaning as set forth in Section VII.2(c).

“Acquiror Stockholder” means the holders of Acquiror Common Stock.

“Acquiror Units” means one share of Acquiror Class A Ordinary Shares and one-third of one Acquiror Warrant.

“Acquiror Warrants” means the warrants, each to purchase one Acquiror Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“Acquisition” has the meaning as set forth in Section III.23.

“Acquisition Certificate of Merger” has meaning set forth in Section II.2(b).

“Acquisition Contract” has the meaning as set forth in Section III.23.

“Acquisition Effective Time” has the meaning as set forth in Section II.2(b).

“Acquisition Excluded Shares” has the meaning as set forth in Section II.7(c)(iii) and Section II.7(e)(ii).

“Acquisition Merger” has meaning set forth in Recitals.

“Acquisition Merger Consideration” has the meaning as set forth in Section II.7(c)(i).

“Action” means any action, suit, complaint, demand, claim, citation, notice of violation, audit, arbitration or other legal, judicial, regulatory or administrative proceeding (whether at law or in equity) by or before any Governmental Authority. References to “Action” shall include any inquiry or investigation, but, in each case, solely to the extent the Company has Knowledge of such inquiry or investigation.

“Additional Financial Statements” has the meaning as set forth in Section V.4.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliate Agreement” means any Contract between a Company Entity on the one hand, and any Affiliate, officer or director of the Company on the other hand, except in each case, for (i) Contracts for employment or fringe benefits or otherwise for compensation paid to directors, officers, employees and consultants consistent with previously established policies, (ii) Contracts for reimbursement of expenses incurred by directors, officers, employees and consultants in connection with their employment or service, and (iii) Company Benefit Plans and Contracts entered into pursuant to Company Benefit Plans, including, in each case, any Contract disclosed, or that should have been disclosed, on Schedule III.20.

“Agreement” has meaning set forth in Preamble.

“AI Product Statements” means any and all marketing and advertisement statements made by or on behalf of the Company Entities regarding the Company AI Products or the use of AI Technologies in the Company Entities business operations, including in the form of regulatory filings, investor materials, press releases, website or blog content, or social media postings.

“AI Technologies” means any and all Generative AI Technologies and Other AI Technologies.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and any other applicable U.S. and non-U.S. Laws relating to the prevention of corruption or bribery, and (b) the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT Act (Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§ 5311-5332), the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, and any other applicable U.S. and non-U.S. Laws related to terrorist financing or money laundering, including financial recordkeeping and reporting requirements mandated by such Laws.

“August 2024 Note Financing” has the meaning set forth in the Recitals.

“August 2024 Note Purchase Agreements” has the meaning set forth in the Recitals.

“August 2024 Noteholders” has the meaning set forth in the Recitals.

“BIS” means the U.S. Department of Commerce’s Bureau of Industry and Security.

“Bridge Financings” has the meaning as set forth in Section VII.7.

“Business Combination” has the meaning ascribed to such term in the Acquiror Organizational Documents.

“Business Combination Proposal” has the meaning set forth in the definition of “Acquiror Shareholder Matters.”

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or California are authorized or required by Law to close.

“Capital Investment” has the meaning as set forth in Section VII.7.

“Capital Investment Agreements” has the meaning as set forth in Section VII.7.

“Capital Investors” has the meaning as set forth in Section VII.7.

“CARES Act” means the U.S. Coronavirus Aid, Relief, and Economic Security Act of 2020 (Public Law 116-136), as may be amended.

“Cash Amount” means, without duplication, an amount equal to (a) the funds contained in (i) the SPAC Trust Account and (ii) SPAC bank operating account as of immediately prior to the Acquisition Effective Time; (b) any Acquiror PIPE Investment; (c) all sources of capital raised on behalf of the Company (excluding amounts raised pursuant to Regulation CF prior to the date of this Agreement) including the gross proceeds of the August 2024 Note Financing and the December 2024 Note Financing, (d) the gross proceeds of any Bridge Financing, plus (e) any debt financing.

“Cash Contribution” has the meaning as set forth in Section II.10(c).

“Cayman Registry” means the Cayman Islands General Registry.

“CBA” has the meaning as set forth in Section III.11(a)(vii).

“Certificate of Domestication” means the Certificate of Domestication of the Acquiror filed with the Secretary of State of Delaware.

“Certificates of Merger” has the meaning as set forth in Section II.2(c).

“CF Closing Date” has the meaning as set forth in Section V.11(c).

“CF Offering” has the meaning as set forth in Section III.27.

“Closing” has the meaning set forth in Section II.8(a).

“Closing Date” has the meaning as set forth in Section II.8(a).

“Closing Share Consideration” has the meaning as set forth in Section II.8(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company Certificate of Incorporation” means from and after the Acquisition Effective Time the amended and restated Acquiror Certificate of Incorporation approved by the Acquiror Board in connection with the Plan of Domestication and presented to the Acquiror Shareholders for approval renaming the Acquiror VenHub Global Holdings, Inc.

“Companies Act” has meaning set forth in Recitals.

“Company” has meaning set forth in Recitals.

“Company AI Products” means any products and services of the Company Entities currently or previously offered or supported by or on behalf of the Company Entities, or included in the Company Entities’ product roadmap that employ or make use of AI Technologies.

“Company Alternative Transaction” has the meaning as set forth in Section VII.3(a).

“Company Benefit Plan” has the meaning as set forth in Section III.12(a).

“Company Board” has the meaning as set forth in the Recitals.

“Company Board Recommendation” has the meaning as set forth in the Recitals.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Convertible Notes” means any convertible promissory notes of the Company

“Company Entities” means each of the Company, VenHub IP, LLC, VenHub, LLC and VenHub Services, LLC.

“Company Expenses” has the meaning set forth in Section II.10(a).

“Company Group” has the meaning as set forth in Section X.17(a)(ii).

“Company Material Adverse Effect” means any change, event, occurrence, effect or circumstance whether known or unknown as of the date hereof, that, individually or in the aggregate, (i) would prevent, delay, impair or materially impede the ability of the Company to consummate the Mergers or (ii) would or reasonably would be expected to have a materially adverse effect on the business, financial condition or results of operations of the Company Entities (taken as a whole); provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” on or in respect of the Company Entities under clause (ii) of this definition: (a) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof after the date of this Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which the Company Entities operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19), or any Law, directive, guidelines or recommendations issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization, any other Governmental Authority or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), or any change in such Law, directive, guidelines, recommendations or interpretation thereof; (e) the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with the Company Entities resulting therefrom; (f) any action taken or not taken at the written request of Acquiror; (g) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (h) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (i) any failure of the Company Entities to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (i) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (j) any action taken by Acquiror, the Insiders or any of their respective Affiliates; or (k) any matter to which Acquiror has consented in writing; except, in the case of clauses (a), (b), (c), (g) or (h) above, if any such change, event or effect has a disproportionate and adverse effect on the Company Entities relative to other similarly situated businesses in the industries in which the Company Entities operate; provided that in determining whether a Company Material Adverse Effect has occurred or would occur, any rights to proceeds from insurance or other third-party contribution or indemnification in respect of the event giving rise thereto available to the Company Entities shall be taken into account to the extent that such proceeds have been actually paid, or, with respect to insurance, the carrier has acknowledged that such event gives rise to a covered claim, to the Company Entities.

“Company Noteholders” means the holders of Company Convertible Notes.

“Company Permits” has the meaning as set forth in Section II.10.

“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.001 per share, of the Company.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Rights” means the options, warrants and other rights to purchase or convert or exchange into Company Stock.

“Company Stockholder Approval” means the adoption and approval of this Agreement and the Transactions, including without limitation the Acquisition Merger, by the written consent of the Company Stockholders, pursuant to the Company’s Organizational Documents and Section 228 of the DGCL.

“Company Stockholder Meeting” has the meaning as set forth in Section V.10.

“Company Stockholders” has meaning set forth in Recitals.

“Company Stockholders Support Agreement” has meaning set forth in Recitals.

“Competition Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable, the Directorate General for Competition of the European Commission, and any other Governmental Authority that enforces Competition Laws in the jurisdictions set forth on Schedule VIII.1(a).

“Competition Laws” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, abuse of dominance or restraint of trade or lessening competition through merger or acquisition, including all antitrust, competition, merger control and unfair competition Laws.

“Confidentiality Agreement” means the confidentiality agreement, dated as of May 31, 2024, by and between the Company and Acquiror (as amended, modified or supplemented from time to time).

“Consent” means any approval, consent, clearance, waiver, exemption, waiting period expiration or termination, Governmental Order or other authorization issued by or obtained from any Governmental Authority.

“Continuing Shareholders” has the meaning as set forth in Section IV.18(a).

“Contracts” means any contract, agreement, license, sublicense, subcontract, lease, sublease, purchase order, note, indenture, mortgage, warrant, loan, instrument, obligation or other commitment, in each case, which is legally binding on the Person in question (including all amendment, supplements and modifications thereto).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and Prevention, the World Health Organization or an industry group) in relation to, arising out of, in connection with or in response to an epidemic, pandemic or disease outbreak (including COVID-19), or any change in such Law, directive, guideline, recommendation or interpretation thereof.

“December 2024 Noteholders” has the meaning set forth in the Recitals.

“December 2024 Note Financing” has the meaning set forth in the Recitals.

“December 2024 Note Purchase Agreements” has the meaning set forth in the Recitals.

“Designated Person” has the meaning as set forth in Schedule X.17(a).

“Dissenting Shares” has the meaning as set forth in Section II.7(c)(iv).

“Dissenting Stockholders” has the meaning as set forth in Section II.7(c)(iv).

“D&O Indemnitees” has the meaning as set forth in Section VI.1(a).

“D&O Tail Policy” has the meaning as set forth in Section VI.1(b).

“Delaware Domestication” has meaning set forth in Recitals.

“DGCL” has meaning set forth in Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“Domesticated Acquiror Units” has the meaning set forth in the Recitals.

“Domesticated Acquiror Warrants” has the meaning set forth in the Recitals.

“Domestication Effective Time” has the meaning as set forth in Section II.2(a).

“EAR” has the meaning specified in the definition of “Trade Control Laws.”

“Earnout Interests” means the aggregate sum of all equity to be issued pursuant to Section II.11.

“Earnout Notice” has the meaning as set forth in Section II.11(a).

“Earnout Pro Rata Share” means the pro rata portion of the Earnout Interests held by any Eligible Company Equityholder set forth in Schedule II.11(a).

“Eligible Company Equityholder” shall mean those parties listed on Schedule II.11(a) by the Company.

“Employee Loans” has the meaning as set forth in Section V.8.

“Enforceability Exceptions” has the meaning as set forth in Section III.2.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including endangered or threatened species or other natural resources) or worker and public health and safety (solely to the extent related to exposure to Hazardous Materials), including those related to the manufacture, generation, use, storage, distribution, transport, importing, labeling, handling, Release, or cleanup of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (i) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) bonds, debentures, notes or other Indebtedness having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company, in their capacity as such, would have the right to vote (“Voting Debt”), (iii) any securities of such Person convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (iv) any warrants, calls, subscriptions, options or other rights (including preemptive rights) to subscribe for, purchase or acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, Voting Debt or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock, Voting Debt or other voting securities of, or other ownership interests in, such Person, or (v) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities, profit participation, equity-based awards, or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, such Person or any business, products or assets of such Person.

“ERISA” has the meaning as set forth in Section III.12(a).

“ERISA Affiliate” means any Person, trade or business (whether or not incorporated), that, together with the Company or any of their respective Subsidiaries, is (or at the relevant time has been or would be) considered under common control, or treated as a single employer, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning as set forth in Section III.6(a).

“First Bridge Financing” has the meaning as set forth in Section VII.7.

“Foreign Plan” has the meaning as set forth in Section III.12(a).

“Form C” has the meaning as set forth in Section III.27(a).

“Form S-8” has the meaning as set forth in Section VI.6.

“Founder’s Shares” has the meaning as set forth in Section II.8(b).

“Fraud” means with respect to a Party, actual common law fraud with respect to the making of the express representations and warranties by such Party in Article III or Article IV, as applicable; provided, however, that such fraud of a Party shall only be deemed to exist if such Party had actual knowledge (and not imputed or constructive knowledge) at the time of making the applicable representations or warranties of a material misrepresentation with respect to the representations and warranties made by such Party in Article III or Article IV, as applicable, as qualified by the Schedules, and such material misrepresentation was made with the actual intention of deceiving another Party who is relying on such representation or warranty.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Generative AI Technologies” means any tools with generative capabilities, that can learn from inputs and prompts, and create new outputs, including for the generation of text, source code, images, audio, video and data.

“Government Official” means any officer or employee of a Governmental Authority, state-owned entity or public organization, or any person acting in an official capacity for or on behalf of any such Governmental Authority, state-owned entity or public organization.

“Governmental Authority” means any United States or foreign federal, national, state, provincial, municipal or local government or subdivision thereof, any authority, regulatory or administrative agency, commission, department, board, bureau or instrumentality thereof, any quasi-governmental authority, or any court, arbitral body (public or private) or tribunal of competent jurisdiction.

“Governmental Order” means any order, judgment, verdict, subpoena, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including petroleum or any fraction thereof, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning as set forth in Section VI.6.

“Indebtedness” means, with respect to any Person as of any time, and including any accrued and unpaid interest, other payment obligations (including prepayment and redemption premiums or penalties (if any), breakage costs, fees and other costs and expenses associated with repayment), and accrued and unpaid commitment fees thereon, the following obligations (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (including debt-like instruments) or debt securities, the payment of which such Person is responsible or liable for, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred and unpaid purchase price of property or services (excluding trade accounts payable in the ordinary course of business and any earn-out obligation until such earn-out obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and has not been paid more than 60 days after being due and payable), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees by such Person of Indebtedness of others (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and (g) all obligations in respect of leases that would be required to be capitalized in accordance with GAAP (expressly excluding the application of ASC 842).

“Initial Noteholders” has the meaning set forth in the Recitals.

“Insider Support Agreement” has the meaning set forth in the Recitals.

“Insiders” means the holders of Acquiror Class B Ordinary Shares.

“Insurance Policies” has the meaning as set forth in Section III.15.

“Intellectual Property” means all intellectual property rights anywhere in the world, including all: (i) issued patents, patent applications (including divisionals, continuations, continuations-in-part, extensions, reexaminations and reissues thereof), and intellectual property rights in inventions (whether or not patentable), (ii) trademarks, service marks, trade names and trade dress, slogans, indicia of origin, and all registrations, applications and renewals in connection therewith, (iii) copyrights, any other intellectual property rights in works of authorship, and all registrations and applications in connection therewith, (iv) internet domain names and social media handles, (v) intellectual property rights in Software, computer applications, source codes and object codes, and (vi) trade secrets and other intellectual property rights in know-how, technologies, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and confidential information.

“Intellectual Property Registrations” means all Intellectual Property that is issued by or registered or applied-for with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain name registrations and copyright registrations, issued and reissued patents, and pending applications for any of the foregoing, in each case, that is included in Owned Intellectual Property.

“Intended Income Tax Treatment” has the meaning as set forth in Section VII.4(a).

“Interim Period” has the meaning as set forth in Section V.1(a).

“Investment Screening Laws” means any applicable U.S. or foreign Laws intended to screen, prohibit or regulate foreign investments on public interest or national security grounds.

“IT Systems” means all Software, computer and information technology systems, servers, networks, databases, computer hardware and equipment, information, record keeping, communications, telecommunications, interfaces, platforms, and peripherals that are owned, used or controlled by or for the business of the Company or any of its Subsidiaries.

“ITAR” has the meaning specified in the definition of “Trade Control Laws.”

“JOBS Act” means the Jumpstart Our Business Startups Act, any amendments thereto and any rules or regulations promulgated thereunder.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning as set forth in Section III.16.

“Letters of Credit” means any obligation for the reimbursement of an obligor of any letter of credit, banker’s acceptance or similar Contract.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, charge, security interest, conditional sale or other title retention agreement, preemptive right, collateral assignment, option, right of first refusal, or other lien of any kind, including the interest of a vendor or a lessor under any conditional sale agreement, capital lease, finance lease or title retention agreement or any financing lease having substantially the same economic effect as any of the foregoing (other than, in the case of a security, any restriction on transfer of such security arising under securities Laws).

“Lockup Agreement” has the meaning set forth in the Recitals.

“Merger Sub 1” has the meaning set forth in the Preamble.

“Merger Sub 2” has the meaning set forth in the Preamble.

“Merger Subs” has the meaning set forth in the Preamble.

“Mergers” has the meaning set forth in the Recitals.

“Minimum Cash Requirement” has the meaning set forth Section VIII.3(f).

“Nasdaq” means the Nasdaq Stock Market LLC.

“Non-Recourse Parties” has the meaning as set forth in Section X.14.

“Non-Recourse Party” has the meaning as set forth in Section X.14.

“Note Purchase Agreements” has the meaning set forth in the Recitals.

“OFAC” has the meaning specified in the definition of Sanctions Laws.

“Open-Source Software” means any (a) software licensed or distributed as free software, open-source software, or under similar licensing or distribution models, or (b) software that requires as a condition of use, modification or distribution that such software, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), Copyleft Software, Common Public License, the Artistic License (e.g., PERL), BSD, MIT, the Mozilla Public License, the Netscape Public License, the Sun Community Source License (SCSL), Affero General Public License (AGPL), the Sun Industry Source License (SISL) and the Apache Software License.

“Organizational Documents” means, as to any Person, such Person’s Certificate of Incorporation, Articles of Incorporation, Certificate of Formation, Articles of Organization, Certificate of Limited Partnership, Bylaws, Limited Liability Company Agreement, Limited Partnership Agreement, Operating Agreement and any other similar organizational or governing document, as applicable, including any organizational or governing document of an Affiliate of such Person to the extent relevant to the execution and delivery of the Transaction Agreements or the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.

“Orrick” has the meaning as set forth in Section X.17(a)(i).

“Other AI Technologies” means, other than Generative AI Technologies, any and all other deep learning, machine learning, and other artificial intelligence technologies, including without limitation any and all: (a) proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), reinforcement learning, or computer vision; and (b) hardware or equipment designed to enable robotics, computer vision and machine learning.

“Other Filings” has the meaning as set forth in Section VII.2(e).

“Owned Intellectual Property” means all Intellectual Property that is owned by the Company or its Subsidiaries, individually or jointly with others.

“Owned Real Property” has the meaning as set forth in Section III.16.

“Party” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means all permits, licenses, franchises, approvals, consents, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions or that may thereafter be paid without penalty to the extent appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales Contracts (to the extent not concerning real property) and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and which such contests are set forth on Schedule I.1 for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (iv) Liens, defects or imperfections on title, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be discovered by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property affected thereby, (v) non-exclusive licenses of Intellectual Property granted to customers entered into in the ordinary course of business consistent with past practices, (vi) Liens securing credit facilities existing as of the date of this Agreement, (vii) Liens that secure obligations that are reflected as liabilities in the Financial Statements, (viii) Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect, (ix) leases, subleases and similar agreements with respect to the Leased Real Property or Owned Real Property, as applicable, and (x) Liens described on Schedule I.1(a).

“Person” means any individual, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Data” means any data or information relating to an identified or identifiable natural individual and any other data or information that constitutes personal data, personal information or personally identifiable information under any applicable Privacy Obligation and Company Entity’s privacy policy, and includes an individual’s combined first and last name, home address, telephone number, fax number, email address, social security number or other Governmental Authority-issued identifier (including state identification number, tax identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, biometric data, medical or health information, credit card and other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser- or device-specific number or identifier not controllable by the end user, and web or mobile browsing or usage information that is linked to the foregoing; an identifiable natural individual is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier and to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural individual.

“Personal Property” has the meaning as set forth in Section III.24.

“Plan of Domestication” means the plan of domestication of the Acquiror for purposes of Section 388 of the DGCL in the form as agreed upon by the Parties.

“Pre-Closing Privilege” has the meaning as set forth in Section X.17(c).

“Previous SPAC Sponsor” means Target Global Sponsor Ltd.

“Prior Counsel” has the meaning as set forth in Section X.17(a)(i).

“Privacy Obligations” means all applicable Laws, contractual obligations, self-regulatory standards, written policies or terms of use of the Company or its Subsidiaries, or any consents obtained by the Company or its Subsidiaries that are related to privacy, security, data protection or Processing of Personal Data, including, the European Union General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”), the European Union ePrivacy Directive (Directive 2002/58/EC) and applicable implementing laws, the California Consumer Privacy Act (the “CCPA”), the California Privacy Rights Act (the “CPRA”), the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy acts, state social security number protection laws, state data breach notification laws, Brazil’s Lei Geral de Proteção de Dados (“LGPD”), Canada’s Personal Information Protection and Electronic Documents Act (“PIPEDA”), the Card Association Rules, and any Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, cybersecurity disclosures in public filings, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and email marketing).

“Privileged Materials” has the meaning as set forth in Section X.17(e).

“Process” or “Processing” means any operation or set of operations which is performed on data, or on sets of data, including Personal Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.

“Proxy Statement” has the meaning as set forth in Section VII.2(a).

“Real Property” means, collectively, the Leased Real Property and Owned Real Property.

“Real Property Leases” has the meaning as set forth in Section III.16(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, abandonment, disposing or other release into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Registration Statement” has the meaning as set forth in Section VII.2(a).

“Registration Statement Effectiveness Date” has the meaning as set forth in Section VII.2(c).

“Regulation CF” has the meaning as set forth in Section V.11.

“Reorganization Certificate of Merger” has the meaning as set forth in Section II.2(c).

“Reorganization Effective Time” has the meaning as set forth in Section II.2(c).

“Reorganization Merger” has the meaning set forth in the Recitals.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Required Acquiror Shareholder Approval” means the approval of the Acquiror Shareholder Matters by the affirmative vote of the holders of the requisite number of Acquiror Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the Acquiror Organizational Documents and applicable Law.

“Sanctioned Country” means any country or territory that is the subject or target of a comprehensive embargo under Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is (or was at the relevant time) (i) the subject or target of Sanctions Laws or Trade Control Laws, (ii) listed on any restricted or prohibited party list under Sanctions Laws or Trade Control Laws, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, OFAC’s Non-SDN Communist Chinese Military Companies List, BIS’ Entity List, BIS’ Denied Persons List, BIS’ Unverified List, the UN Security Council Consolidated List, UK Consolidated Financial Sanctions List, and the EU Consolidated List; (iii) incorporated, organized, located, or resident in a Sanctioned Country; or (iv) any Person owned or controlled by Person(s) described under clauses (i), (ii) or (iii).

“Sanctions Laws” means economic or trade sanctions Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the United Kingdom, the European Union and each of its Member States, Canada, Singapore, and Japan.

“Schedules” means the disclosure schedules of the Company or Acquiror (including Merger Subs), as applicable.

“Scraped Data” means data that was collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns unstructured data found on the internet into machine-readable, structured data.

“SEC” means the United States Securities and Exchange Commission.

“Second Bridge Financing” has the meaning as set forth in Section VII.7.

“Second Surviving Entity” has the meaning as set forth in Section II.1(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the securities Laws of any state, federal or foreign Governmental Authority and the rules and regulations promulgated thereunder.

“Security Breach” means any: (a) accidental or unlawful destruction, loss, alteration, corruption, or other misuse of Sensitive Data transmitted, stored or otherwise Processed; (b) unauthorized or unlawful acquisition, sale or rental of, access to or any other Processing of Sensitive Data; or (c) other act or omission that compromises the security, integrity, or confidentiality of Sensitive Data.

“Sensitive Data” means (a) all Personal Data and (b) all trade secrets and confidential or proprietary information or data in the Company’s or its Subsidiaries’ possession, custody or control or the possession, custody or control of any third-party service providers, consultants, independent contractors or other third parties on behalf of the Company or its Subsidiaries and used or held for use in the conduct of a Company Entity’s businesses.

“Smith Eilers” has the meaning as set forth in Section X.17(a)(i).

“Software” means all computer software (in object code or source code format), data and collections of data, and all information and manuals related to any of the foregoing.

“SPAC Sponsor” means CIIG Management III LLC, a Delaware limited liability company.

“SPAC Trust Account” the trust account containing the proceeds of Acquiror’s initial public offering.

“Special Meeting” has the meaning set forth in Section VII.2(d).

“Specified Contracts” has the meaning set forth in Section III.11(a).

“Stockholder Related Party” means the Company Stockholders and any Affiliate of any Company Stockholder, in each case other than the Company or its Subsidiaries. Notwithstanding anything herein to the contrary, in no event shall Stockholder Related Parties include (or be considered to include): (i) any limited partners or other direct or indirect investors in any investment fund affiliated with, advised or managed by any Company Stockholder or any of their respective Affiliates, or any of the respective Affiliates of any such limited partners or investors or (ii) any director, officer or employee of the Company or its Subsidiaries that is not otherwise affiliated with a Company Stockholder.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Acquisition Corporation” has the meaning set forth in the Recitals.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, escheat or unclaimed property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of Law or any express or implied obligation to indemnify any other Person.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning set forth in Section IX.1(c).

“Third-Party AI Product” means any product or service of any third party that employs or makes use of AI Technologies.

“Third-Party AI Terms” has the meaning set forth in Section III.11(a).

“Third-Party Generative AI Product” means any product or service of any third party that employs or makes use of Generative AI Technologies.

“Top Customer” has the meaning set forth in Section III.22(a).

“Top Supplier” has the meaning set forth in Section III.22(b).

“Trade Control Laws” means (a) all U.S. and non-U.S. Laws relating to customs or import Laws, export control and trade Laws, including the Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations (“ITAR”), the customs and import Laws administered by U.S. Customs and Border Protection, the EU Dual Use Regulation, UK Export Control Act 2002, and UK Export Control Order 2008, SI 2008/3231; (b) Laws relating to information technology and communication supply chain (including U.S. Executive Order 13873); and (c) U.S. Antiboycott Laws.

“Training Data” means any data used to train, validate, test or otherwise improve an algorithm or model used in an AI Technology.

“Transaction Agreements” means this Agreement, the Lockup Agreement, the Insider Support Agreement, the Note Purchase Agreements, the A&R Registration Rights Agreement, the Company Stockholders Support Agreement and the Confidentiality Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning set forth in Section VII.1(d).

“Transactions” means the transactions contemplated by this Agreement, including the Reorganization Merger and the Acquisition Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event” means each of Triggering Event I, Triggering Event II and Triggering Event III. In the event of a force majeure event during any particular period following the Closing Date, as determined by the Acquiror Board, including the unanimous approval of the independent members of the Acquiror Board, the Triggering Event periods may be extended by an additional three months.

“Triggering Event I” means the first anniversary (or, if applicable, the 15-month anniversary) of the Closing Date.

“Triggering Event II” means the 18-month anniversary (or, if applicable, the 21-month anniversary) of the Closing Date.

“Triggering Event III” means the second anniversary (or, if applicable, the 27-month anniversary) of the Closing Date.

“Trust Account” has the meaning set forth in Section IV.8(a).

“Trust Agreement” has the meaning set forth in Section IV.8(a).

“Trustee” has the meaning set forth in Section IV.8(a).

“Unaudited Financial Statements” has the meaning set forth in Section III.6(c).

“Warrant Agreement” means the Warrant Agreement, dated as of December 8, 2021, as amended, between the Acquiror and Continental Stock Transfer & Trust Company, as warrant agent, as amended.

“Willful Breach” means, with respect to a Party, a material breach of a representation, warranty, covenant or agreement set forth in this Agreement, as applicable, that is the consequence of a willful and intentional act or omission by such Party with the actual knowledge such Party that such act or omission would result in such a material breach.

Section I.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and have the meaning represented by the term “and/or,” and (vii) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”.

(b) Unless the context of this Agreement otherwise requires, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) The phrases “provided to Acquiror,” “delivered to Acquiror,” “furnished to Acquiror,” “made available to Acquiror” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to Acquiror no later than 5:00 p.m. on the day prior to the date of this Agreement (i) in the virtual data room maintained by “Venue” that has been set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars.

(h) All references to “or” shall be construed in the inclusive sense of “and/or.”

(i) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Section I.3 Equitable Adjustments. Without limiting anything contained in this Agreement (including Section V.1), if, between the date of this Agreement and the Closing (as defined below), the outstanding shares of Company Stock or Acquiror Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split or combination or exchange of shares, then any number or amount contained herein which is based upon the number of shares of Company Stock or Acquiror Ordinary Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Stock or the holders of Acquiror Ordinary Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided that, for the avoidance of doubt, this Section I.3 shall not be construed to permit Acquiror, the Company or the Merger Subs to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Section I.4 Knowledge. As used herein, (i) the phrase “to the Knowledge of” or “the Knowledge of” the Company shall mean the knowledge of the individuals identified on Schedule I.4(a) and (ii) the phrase “to the Knowledge” or “the Knowledge of” of Acquiror shall mean the knowledge of the individuals identified on Schedule I.4(b), in each case, as such individuals would have actually acquired in the exercise of a reasonable inquiry of his, her or their direct reports.

ARTICLE II.

THE MERGERS; CLOSING; ACQUISITION MERGER CONSIDERATION

Section II.1 Domestication and Mergers.

(a) Prior to Closing, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Companies Act and the DGCL, Acquiror shall file the application for de-registration (on the basis of registration by way of continuation in the State of Delaware) as an exempted company with the Cayman Registry. Upon receipt of the approval of the Cayman de-registration (or otherwise on the effective date thereof and subject to receiving the Required Shareholder Approval), Acquiror shall promptly file with the Secretary of State of Delaware both the Certificate of Domestication and the Certificate of Incorporation to redomicile as a Delaware corporation (“Acquiror Delaware Corporation”). The Plan of Domestication shall constitute a plan of domestication for purposes of Section 388 of the DGCL and shall include the corporate acts identified therein and any act or transaction contemplated by this Agreement. Approval of the Plan of Domestication by the Required Acquiror Shareholder Approval shall constitute approval of each of the corporate acts identified therein and any act or transaction contemplated by this Agreement for purposes of Section 388 of the DGCL. For the avoidance of doubt, references to the Acquiror for periods after the Domestication Effective Time shall include the Acquiror Delaware Corporation.

(b) At the Acquisition Effective Time (as defined below), on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub 1 shall be merged with and into the Company, following which the separate corporate existence of Merger Sub 1 shall cease and the Company shall continue as the Surviving Acquisition Corporation and as a direct, wholly owned subsidiary of Acquiror (provided that references to the Company for periods after the Acquisition Effective Time shall include the Surviving Acquisition Corporation).

(c) At the Reorganization Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the application provisions of the DGCL and DLLCA, the Surviving Acquisition Corporation shall be merged with and into Merger Sub 2, following which the separate corporate existence of the Surviving Acquisition Corporation shall cease and Merger Sub 2 shall continue as the surviving entity of such merger (the “Second Surviving Entity”) (provided that references to the Company for periods after the Reorganization Effective Time shall include the Surviving Acquisition Corporation and the Second Surviving Entity).

Section II.2 Effective Times.

(a) On the terms and subject to the conditions set forth herein and in the Plan of Domestication, at the Closing, Acquiror shall engage in the Delaware Domestication by simultaneously filing the Certificate of Domestication and Acquiror Certificate of Incorporation pursuant to Section II.1(a) with the Secretary of State of Delaware in accordance with the applicable provisions of the DGCL, and the time of such filings, or such later time as may be agreed in writing by the Company and Acquiror and specified in the Certificate of Domestication, will be the effective time of and constitute the consummation of the Delaware Domestication (the “Domestication Effective Time”).

(b) On the terms and subject to the conditions set forth herein, on the Closing Date, immediately following the completion of the Delaware Domestication, Acquiror shall cause the Combined Company Certificate of Incorporation to be filed and Company and Merger Sub 1 shall cause the Acquisition Merger to be consummated by filing a certificate of merger in the form to be agreed by the Parties (the “Acquisition Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and the time of such filings, or such later time as may be agreed in writing by the Company and Acquiror and specified in the Acquisition Certificate of Merger, will be the effective time of and constitute the consummation of the Acquisition Merger (the “Acquisition Effective Time”).

(c) On the terms and subject to the conditions set forth herein, on the Closing Date, immediately following the consummation of the Acquisition Merger, the Surviving Acquisition Corporation and Merger Sub 2 shall cause the Reorganization Merger to be consummated by filing a certificate of merger in the form to be agreed by the Parties (the “Reorganization Certificate of Merger” and, together with the Acquisition Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and DLLCA, and the time of such filing, or such later time as may be agreed in writing by the Company and Acquiror and specified in the Reorganization Certificate of Merger, will be the effective time of and constitute the consummation of the Reorganization Merger (the “Reorganization Effective Time”).

Section II.3 Effects of the Mergers.

(a) The effect of the Acquisition Merger shall be as provided in this Agreement, the Acquisition Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Company and Merger Sub 1 shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Acquisition Corporation.

(b) The effect of the Reorganization Merger shall be as provided in this Agreement, the Reorganization Certificate of Merger and the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Reorganization Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub 2 and the Second Surviving Entity shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Second Surviving Entity.

Section II.4 Governing Documents.

(a) As of the Acquisition Effective Time, the certificate of incorporation and bylaws of the Surviving Acquisition Corporation shall be the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Acquisition Effective Time.

(b) As of the Reorganization Effective Time, the limited liability company agreement of the Second Surviving Entity shall be the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the Reorganization Effective Time.

Section II.5 Directors and Officers.

(a) Immediately after the Acquisition Effective Time, (a) the individuals who constituted the board of directors of the Company as of immediately prior to the Acquisition Effective Time shall constitute the board of directors of the Surviving Acquisition Corporation and (b) the officers of the Company as of immediately prior to the Acquisition Effective Time shall be the officers of the Surviving Acquisition Corporation.

(b) Immediately after the Reorganization Effective Time, (a) the individuals who constituted the board of directors of the Surviving Acquisition Corporation as of immediately prior to the Reorganization Effective Time shall constitute the board of managers of the Second Surviving Entity and (b) the officers of the Surviving Acquisition Corporation as of immediately prior to the Reorganization Effective Time shall be the officers of the Second Surviving Entity.

Section II.6 Further Assurances.

(a) If, at any time after the Acquisition Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Acquisition Corporation following the Acquisition Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub 1, Company and Merger Sub 1 (or their designees) are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

(b) If, at any time after the Reorganization Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Second Surviving Entity following the Reorganization Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Surviving Acquisition Corporation and Merger Sub 2, the applicable directors and officers of the Surviving Acquisition Corporation and Merger Sub 2 (or their designees) are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section II.7 Effects on Securities.

(a) On the terms and subject to the conditions set forth herein and in the Plan of Domestication, at the Domestication Effective Time, by virtue of the Delaware Domestication and without any further action on the part of any Party or any other Person, the following shall occur:

(i) (A) each then issued and outstanding share of Acquiror Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock, and (B) the transfer books of Acquiror shall record such conversion; provided, however, that each holder of shares of Acquiror Class A Ordinary Share that has validly elected to redeem their shares in connection with the Acquiror Shareholder Redemption shall be entitled to receive only cash in an amount equal to the redemption price provided for in the Trust Agreement and the Acquiror Articles of Association;

(ii) (A) each then issued and outstanding share of Acquiror Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Acquiror Class A Common Stock, (B) the transfer books of Acquiror shall record such conversion and (C) all rights in respect of all Acquiror Class B Ordinary Shares shall cease to exist, other than the right to receive the Acquiror Class A Common Stock in accordance with this Section II.7(a)(ii);

(iii) each then issued and outstanding Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and

(iv) each then issued and outstanding Acquiror Unit shall convert automatically into a Domesticated Acquiror Unit.

(b) Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that the Delaware Domestication will occur immediately prior to the Mergers for Tax and all other purposes.

(c) On the terms and subject to the conditions set forth herein, at the Acquisition Effective Time, by virtue of the Acquisition Merger and without any further action on the part of any Party or any other Person (other than the Dissenting Stockholders), the following shall occur:

(i) All of the Company Stock issued and outstanding immediately prior to the Acquisition Effective Time (other than Acquisition Excluded Shares and the Dissenting Shares) will be automatically cancelled and extinguished and collectively converted into the right to receive (i) the Closing Share Consideration pursuant to Section II.8(c) and (ii) assuming the achievement of certain performance metrics described in Section II.10, the Earnout Interests pursuant to Section II.10 ((i) and (ii) collectively, the “Acquisition Merger Consideration”). All other Company Stock Rights will be automatically cancelled and extinguished, and no consideration shall be paid or payable with respect thereto. Each Company Stockholder that would have been entitled to receive a fractional share of Company Stock shall receive instead an amount in cash equal to the fair value of a share of Company Stock as determined in good faith by the Company Board multiplied by the applicable fraction of a share to which such Company Stockholder would otherwise be entitled.

(ii) The issued and outstanding shares of common stock of Merger Sub 1 shall be converted into and become 1,000 validly issued, fully paid and non-assessable shares of common stock, par value $0.001 per share, of the Surviving Acquisition Corporation, which shall constitute 100% of the outstanding Equity Securities of the Surviving Acquisition Corporation as of immediately following the Acquisition Effective Time.

(iii) All shares of Company Common Stock held in the Company’s treasury or owned by Acquiror immediately prior to the Acquisition Effective Time (“Acquisition Excluded Shares”) shall be automatically cancelled and extinguished, and no consideration shall be paid or payable with respect thereto.

(iv) Dissenting Shares. Each share of Company Common Stock and Company Series A Preferred Stock (the “Dissenting Shares”) owned by Company Stockholders who have validly exercised and not effectively withdrawn or lost their appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into a right to receive the Closing Share Consideration but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL, unless and until such Dissenting Stockholder effectively waives, withdraws its demand for, or otherwise loses his, her or its appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares; provided, however, if, after the Acquisition Effective Time, such Stockholder fails to perfect, waives, withdraws, or loses his, her or its appraisal rights pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, each share of Company Common Stock shall be treated as if it had been converted as of the Acquisition Effective Time into the right to receive the Closing Share Consideration, in accordance with Section II.8.

(d) Appraisal Rights. No Dissenting Stockholder who has validly exercised his, her or its appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Closing Share Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost their dissenters’ rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Acquiror (a) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of dissent under DGCL and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(e) On the terms and subject to the conditions set forth herein, at the Reorganization Effective Time, by virtue of the Reorganization Merger and without any further action on the part of any Party or any other Person, the following shall occur:

(i) All the outstanding Equity Securities of the Surviving Acquisition Corporation shall be converted and become validly issued, fully paid and non-assessable membership interests of the Second Surviving Entity, which shall constitute 100% of the outstanding Equity Securities of the Second Surviving Entity immediately following of the Reorganization Effective Time.

(ii) All shares of Company Common Stock held in the Company’s treasury or owned by Acquiror immediately prior to the Acquisition Effective Time (“Acquisition Excluded Shares”) shall be automatically cancelled and extinguished, and no consideration shall be paid or payable with respect thereto.

Section II.8 Closing; Closing Share Consideration.

(a) Subject to the terms and conditions set forth in this Agreement, the consummation of the Mergers (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe, LLP, 631 Wilshire Boulevard Suite 2-C, Santa Monica, CA 90401, or electronically by the mutual exchange of electronic signatures (including portable document format (“pdf”)) on the date that is two (2) Business Days following the date on which all conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as Acquiror and the Company may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) If the Acquiror meets or exceeds a Cash Amount of $25,000,000, at the Closing, the SPAC Sponsor and the Previous SPAC Sponsor will retain an aggregate of 5,072,415 shares of Acquiror Class A Common Stock (the “Founder’s Shares”) at Closing. At Closing, if the Cash Amount does not meet or exceed $25,000,000 and the Transactions are consummated, the SPAC Sponsor and the Previous SPAC Sponsor shall collectively forfeit to the Acquiror one share of Acquiror Class A Common Stock for each $10.00 shortfall of the Cash Amount of $25,000,000 pro rata in accordance with their proportionate ownership of the Founder’s Shares; provided that, the Previous SPAC Sponsor shall only forfeit up to 250,000 shares of Acquiror Class A Common Stock and after the Previous SPAC Sponsor has forfeited 250,000 shares of Acquiror Class A Common Stock any further forfeiture will be borne 100% by the SPAC Sponsor.

(c) At the Closing and simultaneously with the Acquisition Effective Time, Acquiror shall issue and deliver to the Company Stockholders and Company Noteholders in respect of the issued and outstanding shares of Company Stock held by the Company Stockholders as of immediately prior to the Acquisition Effective Time, (i) an aggregate of 65,000,000 shares of Acquiror Class A Common Stock, allocated among the Company Stockholders as set forth in Schedule II.8(c), to be amended by the Company from time to time until the CF Offerings have been closed, but no later than CF Closing Date, which such shares shall be newly and validly issued, credited as fully paid and be free and clear of any Liens (other than generally applicable transfer restrictions under applicable securities Laws, and the restrictions under the Lockup Agreement), (the “Closing Share Consideration”). The Closing Share Consideration so issued will be delivered in book entry form with any applicable legends and such shares shall be approved for listing on Nasdaq at the Closing.

Section II.9 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Acquiror, the Merger Subs, the Company, the Second Surviving Entity, the Surviving Acquisition Corporation and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided that, except in the case of any deduction or withholding required with respect to any compensatory payments or as a result of the Company’s failure to deliver the certificates as described Section V.5, the Person intending to withhold shall use commercially reasonable efforts to provide notice of any withholding required to be made at least three (3) days prior to the Closing Date. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section II.10 Payment of Expenses; Cash Contribution.

(a) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, the Company shall provide to Acquiror a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of the Company (or Merger Sub 1, if the Merger Effective time has already occurred by such time or Merger Sub 2 if the Reorganization Effective Time has already occurred by such time) and/or its Subsidiaries incurred in connection with this Agreement for any third-party financial advisors, agents, advisors, consultants, outside counsel and experts (collectively, the “Company Expenses”). However, at no time shall Company Expenses exceed $2,500,000. Following the Closing, but on the Closing Date, the Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such outstanding Company Expenses.

(b) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, Acquiror shall provide to the Company (or Merger Sub 1, if the Merger Effective time has already occurred by such time or Merger Sub 2 if the Reorganization Effective Time has already occurred by such time) a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of Acquiror and/or Merger Sub 1 and Merger Sub 2 for any outstanding and estimated prospective fees and expenses through Closing incurred for any third-party financial advisors, agents, advisors, consultants, outside counsels, experts and other service providers (collectively, the “Acquiror Expenses”). However, at no time shall Acquiror Expenses exceed $6,250,000. In addition, Acquiror Expenses shall not include any costs or expenses related to any extension or corrective measures utilized to maintain the listing of any of Acquiror’s Class A Ordinary Shares or Acquiror Warrants which are exercisable for Class A Ordinary Shares. Following the Closing, but on the Closing Date, the Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such outstanding Acquiror Expenses.

(c) Following the Closing, the payment of the Company Expenses and Acquiror Expenses and the consummation of the transactions contemplated by this Agreement, but on the Closing Date, the Acquiror shall arrange to contribute the Minimum Cash Requirement (net of any proceeds from a Bridge Financing and subject to adjustment for any anticipated payments to Dissenting Stockholders) to the Second Surviving Entity as a capital contribution (the “Cash Contribution”). Any remaining Company Expenses or Acquiror Expenses shall be assumed by the Second Surviving Entity and paid in accordance with the procedures set forth in Schedule II.10(c).

Section II.11 Management Earnout.

(a) For a period of up to two years and three months following the Acquisition Effective Time and subject to the terms and conditions herein, following the Closing, as additional consideration for the Merger, within five Business Days after the occurrence of a Triggering Event, the Acquiror shall notify in writing (an “Earnout Notice”) each Eligible Company Equityholder that they are eligible to receive the following number of Earnout Interests in accordance with their Earnout Pro Rata Share:

(i) upon the occurrence of Triggering Event I, a one-time issuance of 1,931,167 Earnout Interests;

(ii) upon the occurrence of Triggering Event II, a one-time issuance of 1,931,168 Earnout Interests; and

(iii) upon the occurrence of Triggering Event III, a one-time issuance of 1,931,168 Earnout Interests.

(b) For the avoidance of doubt, the Eligible Company Equityholders shall be entitled to receive Earnout Interests upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Company Equityholders be entitled to receive more than an aggregate of 5,793,503 Earnout Interests (and only upon the occurrence of a Triggering Event I, a Triggering Event II and a Triggering Event III).

(c) All Earnout Interests to be issued and delivered in connection with this Section II.11 to the Eligible Company Equityholders: (i) are an integral part of the consideration to be received by the Eligible Company Equityholders in connection with the Mergers; (ii) shall not represent any ownership or equity interest and shall not carry voting or dividend rights or bear a stated rate of interest or any other rights as a stockholder of the Company; (iii) shall be non-transferable or assignable, except by operation of law or by will or intestacy; and (iv) shall not be evidenced by any form of certificate or instrument.

(d) All Earnout Interests to be issued and delivered in connection with this Section II.11 to the Eligible Company Equityholders shall be, upon issuance and delivery of such Earnout Interests, duly authorized and validly issued and, to the extent such concept is applicable, fully paid and non-assessable, free and clear of any Lien, other than Liens as created by the Acquiror Organizational Documents, as applicable, or arising pursuant to applicable securities Laws.

(e) If an Eligible Company Equityholder has provided written notification to the Acquiror within 10 Business Days following the receipt of the Earnout Notice by the Eligible Company Equityholder that such Eligible Company Equityholder is required to file a notification pursuant to the HSR Act with respect to such Earnout Interests, the Acquiror shall not, and the form of the Earnout Notice shall specifically state that in such event the Acquiror will not, issue any Earnout Interests until any applicable waiting period pursuant to the HSR Act has expired or been terminated.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement, the Company represents and warrants to Acquiror and the Merger Subs as of the date of this Agreement and as of the Closing Date as follows:

Section III.1 Corporate Organization of the Company Entities. Each Company Entity has been duly formed, is validly existing and is in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, operate and lease its respective properties, rights and assets and to conduct its respective business as it is now being conducted. The Company has made available to Acquiror true and correct copies of the Organizational Documents of each Company Entity as in effect as of the date hereof. Each Company Entity is duly licensed, registered or qualified and in good standing (or the equivalent thereof) as a foreign entity in each jurisdiction in which the ownership of its respective property or the character of its respective activities is such as to require it to be so licensed, registered or qualified, except where failure to be so licensed, registered or qualified would not reasonably be expected to have a Company Material Adverse Effect. No Company Entity is in material violation of any of the provisions of its Organizational Documents. Schedule III.1(a) sets forth each Subsidiary of the Company.

Section III.2 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and (subject to the approvals described in Section III.4) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any other Transaction Agreements or the Company’s performance hereunder or thereunder, other than the Company Stockholder Approval. This Agreement has been, and each such other Transaction Agreement to which the Company is a party (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (x) obtaining the Company Stockholder Approval and (y) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”). The minute books of each Company Entity contains true, complete and accurate records of all meetings and consents in lieu of meetings of such Person’s board of directors (and any committees thereof), similar governing bodies and holders of Equity Securities. Copies of such records of each of the Company Entities have been heretofore made available to the Company or its counsel.

Section III.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and the other requirements set forth in Section III.4 and on Schedule III.3, and subject to obtaining the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is or will be a party and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not, (a) contravene or conflict with the Organizational Documents of any Company Entity, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to any Company Entity or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of any Company Entity (other than any Permitted Liens) or result in a violation of, a termination (or right of termination) or cancellation of, or default under, or the creation or acceleration of any obligation or the loss or reduction of a benefit under, any provision of, any Specified Contract, except in the case of each of clauses (b) through (d) for such violations, contraventions, conflicts, creations, impositions, violations, terminations, breaches or defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section III.4 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Acquiror Parties contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Company Entity with respect to the Company’s execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, except for (i) obtaining the consents of, or submitting notifications, filings, notices or other submissions to, the Governmental Authorities listed on Schedule III.4, (ii) the filing with the SEC of (A) the Registration Statement (and the effectiveness thereof) and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby, (iii) the filing of the Certificates of Merger in accordance with the DGCL and (iv) any actions, consents, approvals, permits or authorizations, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to any Company Entity, taken as a whole.

Section III.5 Capitalization.

(a) The authorized capital stock of each Company Entity is set forth on Schedule III.5(a). All of the issued and outstanding Equity Securities of each Company Entity is set forth on Schedule III.5(a). The Equity Securities of each Company Entity are free and clear of all Liens (other than Permitted Liens) and have not been issued in violation of any Contract, preemptive or similar rights or applicable Law. The issued and outstanding Equity Securities of each Company Entity have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule III.5(a), there are no Equity Securities of any Company Entity issued and outstanding.

(b) There are no outstanding or authorized contingent value rights, equity appreciation, phantom stock, profit participation or similar rights with respect to the Equity Securities of, or other equity or voting interest in, any Company Entity, or other securities convertible into or exercisable or exchangeable into Equity Securities of any Company Entity. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Company Entity. There are no outstanding contractual obligations of any Company Entity to repurchase, redeem or otherwise acquire any of its Equity Securities. There are no outstanding bonds, debentures, notes or other Indebtedness of any Company Entity having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote.

(c) Except as set forth on Schedule III.5(c), (i) there are no declared but unpaid dividends or distributions in respect of any Equity Securities of any Company Entity and (ii) since inception through the date of this Agreement, no Company Entity has made, declared, set aside, established a record date for or paid any dividends or distributions.

(d) No Company Entity is the subject of any bankruptcy, dissolution, liquidation or similar legal proceedings.

Section III.6 Financial Statements.

(a) Attached as Schedule III.6 hereto are copies of the audited consolidated balance sheets of the Company as of December 31, 2023, and the related audited consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the years then ended, together with the auditor’s reports thereon (the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows, income, changes in equity and results of operations of the Company Entities as of the dates and for the periods indicated in such Financial Statements and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as otherwise indicated in such statements) and were derived from, the books and records of the Company Entities (which books and records are, in all material respects, true and complete and have been maintained in accordance with commercially reasonable business practices).

(c) The Company has made available to Acquiror true and complete copies of the unaudited consolidated balance sheet of the Company as of March 31, 2024, June 30, 2024, and September 30, 2024, and the related unaudited consolidated statements of operations and cash flows of the Company Entities for each of the periods then ended (the “Unaudited Financial Statements”), which are attached as Schedule III.6(c). The Unaudited Financial Statements (including the notes thereto) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company Entities and as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(d) The Company has maintained systems of internal accounting controls sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets. The Company has engaged an auditing firm that has at all required times since the date of enactment of the Sarbanes-Oxley Act been (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (y) “independent” with respect to the Company Entities within the meaning of Regulation S-X under the Exchange Act, and (z) in compliance with subsections (g) through (l) of Section 11A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.

(e) Since inception, (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, or auditor, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or, to the Knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the board of directors of the Company or any committee thereof.

Section III.7 Absence of Certain Changes. Except as set forth on Schedule III.7, since inception through the date of this Agreement, (a) except as expressly contemplated by this Agreement, the other Transaction Agreements or in connection with the transactions contemplated hereby or thereby, each Company Entity has conducted its businesses in all material respects in the ordinary course of business, defined as consistent with the such Company Entity’s regular and usual business operations and practices prior to the date of this Agreement, (b) there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the date of this Agreement without Acquiror’s consent, would constitute a violation of Section V.1.

Section III.8 Undisclosed Liabilities. As of the date of this Agreement, no Company Entity has liabilities or obligations (whether accrued, absolute, contingent or otherwise) of a nature required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since December 31, 2023, in the ordinary course of business of such Company Entity, (c) incurred or arising under or in connection with the Transactions, including expenses related thereto, (d) disclosed in the Schedules, (e) under any Contract to which such Company Entity is a party or by which the Company may be bound, or (f) that do not exceed $100,000 in the aggregate.

Section III.9 Litigation and Proceedings. Except as set forth on Schedule III.9, as of the date hereof, there are no, and since inception, there have been no, pending or, to the Knowledge of the Company, threatened (in writing) material Actions by or against any Company Entity. There is no material Governmental Order imposed upon any Company Entity. No Company Entity is a party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities or obligations, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement.

Section III.10 Compliance with Laws. Each Company Entity is, and since inception, has been, in material compliance with all applicable Laws. No Company Entity has received any written notice from any Governmental Authority of a material violation of any applicable Law at any time since inception. Each Company Entity holds, and since inception, has held, all material Permits necessary for the lawful conduct is applicable business (the “Company Permits”). Each Company Entity is, and since inception, has been, in material compliance with and not in default under such Company Permits.

Section III.11 Contracts; No Defaults.

(a) Schedule III.11(a) contains a true, correct and complete list of all Contracts described in clauses (i) through (xiii) of this Section III.11(a) to which, as of the date of this Agreement, the Company is a party other than Company Benefit Plans and Real Property Leases (all such Contracts as described in clauses (i) through (xiii), collectively, the “Specified Contracts”):

(i) Each Contract with a Top Customer or Top Supplier;

(ii) Each Contract, other than a customer Contract, that involves aggregate payments or consideration furnished (x) by a Company Entity of more than $100,000 or (y) to a Company Entity of more than $100,000, in each case, in the calendar year ended December 31, 2023, or any subsequent calendar year;

(iii) For the Company Entities, (x) each Contract relating to Indebtedness having an outstanding principal amount, together with any undrawn commitments to fund Indebtedness under such Contract, in excess of $100,000 and (y) each outstanding Letter of Credit with commitments in excess of $100,000;

(iv) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof, in each case, involving payments to or from a Company Entity in excess of $100,000 and with respect to which there are any material ongoing obligations;

(v) Each joint venture, partnership or similar Contract that is material to any Company Entity, taken as a whole;

(vi) Each license, sublicense, or other agreement under which a Company Entity (x) is a licensee or otherwise receives any right with respect to any item of material Intellectual Property (excluding (A) click-wrap and shrink-wrap licenses and (B) off-the-shelf Software licenses and other licenses of Software that is commercially available to the public generally, in each case with one-time or annual aggregate fees of less than $100,000), (y) is a licensor or otherwise grants to a third party any rights to use any item of material Intellectual Property, other than non-exclusive licenses or sublicenses granted to customers in the ordinary course of business or (z) are subject to any material restriction on a Company Entity’s ability to use or exploit any Intellectual Property;

(vii) Each collective bargaining agreement or other Contract of any Company Entity with any labor union, labor organization or works council (each a “CBA”);

(viii) Each employment or service agreement or similar Contract with any current officer, director, employee, or individual independent contractor of a Company Entity that (i) provides for an annual base salary or fee in excess of $150,000, and (ii) cannot be terminated upon thirty days’ notice or less without payment or liability;

(ix) Each Contract with any current or former employee, director, or other service provider of Company Entity that provides for change in control or transaction-based payments and/or benefits and triggered by the Mergers;

(x) Each Contract which grants any Person a right of first refusal, right of first offer, or similar right with respect to any material properties, assets or businesses of a Company Entity, taken as a whole;

(xi) Each Contract containing covenants of a Company Entity, (A) prohibiting or limiting the right of such Company Entity to engage in or compete with any Person in any line of business or (B) prohibiting or restricting such Company Entity’s ability to conduct its business with any Person in any geographic area, in each case, that currently has or would reasonably be expected to have a material and adverse effect on the business, as currently operated, of such Company Entity, taken as a whole, in each case other than, for the avoidance of doubt, non-solicitation and no-hire provisions entered into in line with industry standards and practices;

(xii) Each Contract of a Company Entity that grants any third Person any “most favored nation rights” (as defined in the contract);

(xiii) Each Contract of a Company Entity that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which such Company Entity will have any material outstanding obligation after the date of this Agreement;

(xiv) Each Contract of a Company Entity entered into primarily for the purpose of interest rate or foreign currency hedging;

(xv) Each Affiliate Agreement; and

(xvi) Each Contract that relates to the acquisition or disposition of any Equity Securities in, or assets or properties of, a Company Entity (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (A) any deferred or contingent payment obligations by or to such Company Entity remain outstanding or (B) any indemnification payment obligations remain outstanding (excluding acquisitions or dispositions in the ordinary course of business consistent with past practice or of assets that are obsolete, worn out, surplus or no longer used in the conduct of such Company Entity’s business).

(b) The Company has made available to Acquiror complete and accurate copies of each Specified Contract as in effect as of the date of this Agreement and, to the Knowledge of the Company, no service order, statement of work, or other agreement not provided to Acquiror modifies any material terms of the applicable Specified Contract. Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date or as would not be material, individually or in the aggregate, each Specified Contract is (i) in full force and effect and (ii) represents the legal, valid and binding obligations of the applicable Company Entity party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except, in each case, where the occurrence of such breach or default or failure to perform would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) the applicable Company Entity has performed in all respects all respective obligations required to be performed by them to date under such Specified Contracts, and (B) no Company Entity or, to the Knowledge of the Company, any other party thereto is in breach of or default of any Specified Contract and during the last 12 months, no Company Entity has received any written claim or written notice of termination or breach of or default under any such Specified Contract.

Section III.12 Company Benefit Plans.

(a) Schedule III.12(a) sets forth a true, correct, and complete list of each material Company Benefit Plan, other than offer letters that do not provide severance benefits or a notice period in excess of thirty (30) days upon termination of the employment relationship, and, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) or primarily for the benefit of current or former employees, directors or other service providers of any Company Entity or who reside or work primarily outside of the United States (each, a “Foreign Plan”), separately identifies each such Foreign Plan. For purposes of this Agreement, the term “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based award, severance, separation, employment, individual consulting, retention, change-in-control, transaction bonus, fringe benefit, collective bargaining, bonus, incentive, compensation, deferred compensation, employee loan, health, welfare and each other benefit or compensation plan, agreements, programs, policies, practices, Contract or other arrangement, in each case, whether or not subject to ERISA, whether written or unwritten, (i) which is contributed to, required to be contributed to, sponsored by or maintained by, in each case, any Company Entity for the benefit of any current or former employees, officers, directors, consultants or independent contractors of such Company Entity, (ii) under which any current or former employee, officer, director, consultant or independent contractor of a Company Entity has any present or future right to benefits, or (iii) under which a Company Entity has any liability, contingent or otherwise.

(b) With respect to each material Company Benefit Plan, the Company has provided or made available to Acquiror true, complete and correct copies of, to the extent applicable: (i) each Company Benefit Plan and all amendments thereto (or, if the Company Benefit Plan is not written, a written summary of its terms) and any trust agreement, insurance contracts or other funding instrument or vehicles and amendments thereto relating to such plan, (ii) the most recent summary plan description and summary material modifications, (iii) the most recent annual report on Form 5500 and all attachments thereto, (iv) the most recent actuarial valuation and audited financial statements, (v) the most recent determination, advisory or opinion letter issued by the Internal Revenue Service, and (vi) any material non-routine correspondence with any Governmental Authority.

(c) Each Company Benefit Plan has been established, maintained, funded and administered, in each case, in accordance, in all material respects, with its terms and in compliance, in all material respects, with all applicable Laws, including ERISA and the Code, and all contributions, premiums or other payments and/or amounts that are required to be made or due with respect to any Company Benefit Plan have been timely made or, if not yet due, properly accrued and reflected in the Company’s financial statements to the extent required by GAAP.

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and (A) has received a favorable determination or opinion letter as to its qualification prior to the date of this Agreement or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, in either case, nothing has occurred, whether by action or failure to act or otherwise, that could reasonably be expected to adversely affect such qualification or result in the loss of such qualification.

(e) (A) No event has occurred and no condition exists that would subject any Company Entity, either directly or by reason of its affiliation with any ERISA Affiliate, to any material Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law; (B) there do not exist any pending or, to the Company’s knowledge, threatened Actions (other than routine claims for benefits) or other actions, suits, audits, arbitration or legal, judicial or administrative proceeding (whether in law or in equity), or investigations with respect to any Company Benefit Plan and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions, or other actions, suits, audits, arbitration or legal, judicial or administrative proceeding (whether in law or in equity), or investigations; and (C) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA with respect to any Company Benefit Plan.

(f) No Company Entity maintains, sponsors, or has or has incurred any liability in respect of post-employment or post-retirement health, medical, life or welfare benefits for any current or former employee, officer, director, consultant or independent contractor of such Company Entity, except as required to avoid an excise tax under Section 4980B of the Code and at the sole expense of the applicable current or former employee, officer, director, consultant or independent contractor of such Company Entity.

(g) No Company Entity nor its respective ERISA Affiliates sponsor, maintain, contribute to or have an obligation to contribute to or at any time during the preceding six (6) years have sponsored, maintained, contributed to or were required to contribute to, or otherwise have any current or contingent liability or obligation under or with respect to (1) any multiemployer plan (within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of the Code); (2) a “defined benefit plan” (within the meaning of Section 3(35) of ERISA) or any other plan that is or was subject to Section 302 or Title IV of ERISA or Section 412, Section 430 or Section 4971 of the Code; (3) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (4) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Company Entity nor any of its respective ERISA Affiliates have incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(h) Neither the execution and delivery of this Agreement by the Company, stockholder approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement will or could reasonably be expected to (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, increase, funding or vesting of any material compensation or benefits to, or the forgiveness of material debt with respect to, any current or former employee, officer, director, consultant or independent contractor of any Company Entity under any Company Benefit Plan or otherwise; (B) entitle any current or former employee, officer, director, consultant or independent contractor of any Company Entity to any material severance pay or other material compensation or benefits or to any material increase in severance pay or other compensation or benefits; (C) limit the right or ability to terminate or amend any Company Benefit Plan; or (D) directly or indirectly cause any Company Entity to transfer or set aside any material assets to fund any benefits under any Company Benefit Plans.

(i) (A) No amount, payment, right or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer, director, stockholder, consultant or other service provider of any Company Entity or any of their respective Affiliates who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be or is expected to be characterized as, or give rise to, separately or in the aggregate, an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or be nondeductible under Section 280G of the Code, as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) and (B) no Company Entity has an obligation to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in compliance with Section 409A of the Code since January 1, 2005, or its inception (whichever is later), and all applicable regulations and notices issued thereunder.

(k) With respect to each Foreign Plan: (A) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; (B) each Foreign Plan required to be registered or intended to meet certain regulatory or requirements for favorable Tax treatment has been timely and properly registered and has been maintained in good standing in all material respects with applicable regulatory authorities and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect such plan; and (C) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any material unfunded or underfunded liabilities, and materially adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.

Section III.13 Labor Matters.

(a) No Company Entity is a party to or bound by any CBA or arrangements with a labor union, works council or labor organization. No employees are represented by any labor organization or works council with respect to their employment with any Company Entity. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on any Company Entity, there are no activities or proceedings of any labor union, works council or labor organization to organize any current or former employee, officer, or director of any Company Entity and there is no, and since inception, there has been no, labor dispute, labor grievance, labor arbitrations, unfair labor practice or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, or work stoppage against or affecting any Company Entity, in each case, pending or, to the Knowledge of the Company, threatened.

(b) No Company Entity has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state, local, or foreign law that remains unsatisfied.

(c) Except as set forth in Schedule III.13(c), each Company Entity is, and since inception, has been, in compliance in all material respects with all Laws respecting labor and employment, including provisions thereof relating to fair employment practices, terms and conditions of employment, collective bargaining, unfair labor practices, reductions in force, equal employment opportunity, employment discrimination, harassment, civil rights, safety and health, disability, employee benefits, workers’ compensation, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), background checks, paid or unpaid leave, classification of employees and independent contractors, wages and hours, affirmative action and unemployment insurance, and since inception, have been in compliance with all Laws respecting COVID-19.

(d) Each Company Entity has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to its current or former employees and independent contractors under applicable Law, Contract or such Company Entity’s respective policy; and (ii) each individual who is providing or within the past three (3) years has provided services to any Company Entity and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(e) No current or former employee or independent contractor of any Company Entity is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to any Company Entity or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Company Entity.

(f) To the Knowledge of the Company, no current employee of any Company Entity with annualized compensation at or above $100,000, intends to terminate his or her employment prior to the one (1)-year anniversary of the Closing.

(g) To the Knowledge of the Company, since inception, no charges or complaints of sexual or other unlawful harassment based on sex, race, or any other prohibited characteristic have been made against any current officer of any Company Entity. The Company has promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of the Company Entities is aware. With respect to each such allegation with potential merit, the Company has taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company does not reasonably expect any material liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of the any Company Entity, that, if known to the public, would bring any Company Entity into material disrepute.

Section III.14 Taxes.

(a) All Tax Returns required to be filed by any Company Entity have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes required to be paid (whether or not shown on any Tax Return) by any Company Entity have been duly paid.

(c) No Tax audit, examination or other proceeding with respect to Taxes of any Company Entity is pending or has been threatened.

(d) Each Company Entity has complied in all respects with all applicable Laws relating to the collection and withholding of Taxes.

(e) There are no assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted or assessed against any Company Entity that have not been paid or otherwise resolved.

(f) No Company Entity (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) No Company Entity has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (excluding any loss transaction described in subsection (5) of such section).

(h) There are no Liens with respect to Taxes on any of the assets of the Company Entities, other than Permitted Liens.

(i) No Company Entity has incurred any liability for the Taxes of any Person (other than such Company Entity) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(j) The Company Entities have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such amounts required to have been so paid over, and complied with all applicable withholding and related reporting requirements with respect to such Taxes.

(k) No Company Entity is currently the beneficiary of any extension of time within which to file any Tax Return (excluding extensions granted automatically under applicable Law).

(l) No written and unresolved claim has been received by any Company Entity from a Governmental Authority in respect of Tax in a jurisdiction where such Company Entity does not file Tax Returns that such Company Entity is or may be subject to taxation by that jurisdiction.

(m) No Company Entity is subject to income Tax in a jurisdiction outside the country of its organization.

(n) No Company Entity will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing other than in compliance with the terms of this Agreement, or (v) by reason of an election pursuant to Section 965 of the Code (or any similar provision of state, local or foreign Law). Solely for purposes of determining whether or not an intercompany transaction described in Section 1502 is material for purposes of Section III.14(n)(i), no intercompany transaction that would result in a liability to any Company Entity that is less than $100,000 shall be considered material.

(o) No Company Entity has made a request for an advance tax ruling or similar guidance that is in progress or pending with any Governmental Authority with respect to any Taxes.

(p) No Company Entity is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between a Company Entity and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(q) Schedule III.14(q) includes a list of the tax classifications and jurisdictions of each Company Entity.

(r) No Company Entity has taken any action that could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment, and to the Knowledge of the Company, there are not any facts or circumstances that could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment.

(s) No Company Entity has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, and has not (ii) obtained or intends to seek to obtain, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1202 of the CARES Act.

(t) Each Company Entity has properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act.

Section III.15 Insurance. Schedule III.15 sets forth a complete and accurate list, as of the date hereof, of each material insurance policy currently in effect to which a Company Entity is a party or express named insured (collectively, the “Insurance Policies”), together with a claims history for claims in excess of $100,000 since December 31, 2023. The Company has made available to Acquiror true and accurate copies of each Insurance Policy. With respect to each such Insurance Policy, except as set forth on Schedule III.15: (a) the Insurance Policy is valid, binding and in full force and effect and enforceable in accordance with its terms, except for the Insurance Policies that have expired under their terms in the ordinary course of business; (b) all premiums with respect thereto have been paid; (c) no Company Entity is in material default under any such Insurance Policy; and (d) as of the date hereof, no written notice of cancellation or nonrenewal has been received by any Company Entity with respect to such Insurance Policy. No insurer has denied or disputed coverage of any material claim made by a Company Entity under any Insurance Policy within the last twelve (12) months. The Company Entities do not have any self-insurance or co-insurance programs.

Section III.16 Real Property.

(a) Schedule III.16(a) lists as of the date hereof: (i) all real property owned by the Company Entities (the “Owned Real Property”) and (ii) all other real property leased, subleased or licensed by the Company Entities, as the lessee, sublessee or licensee, with annual rent payments by any such lessee in excess of $100,000 (the “Leased Real Property”). Schedule III.16(a) also identifies with respect to the Leased Real Property, each lease, sublease, license and any other Contract under which such Leased Real Property is occupied or used by the Company Entities, including the date of and legal name of each of the parties to such lease, sublease, license or other Contract, and each amendment, restatement, modification or supplement thereto (the “Real Property Leases”). The Company has delivered or made available to Acquiror, complete, accurate and correct copies, in all material respects, of all Real Property Leases.

(b) The Company Entities have good and marketable fee simple title to their respective Owned Real Property, in each case free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to have a material and adverse effect on the Company Entities, taken as a whole, no Company Entity has received written notice of any, and to the Knowledge of the Company, there is no, default under any restrictive covenants affecting the Owned Real Property.

(c) The Company Entities have a valid, binding and enforceable leasehold, sub leasehold or license interest (as applicable) in all Leased Real Property. All Real Property Leases under which a Company Entity is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. No Company Entity has received written notice of any, and to the Knowledge of the Company, there is no, material default under any such Real Property Lease. No Company Entity has (i) exercised any termination rights with respect to any Real Property Lease or (ii) received written notice from the landlord under any Real Property Lease indicating that the landlord has exercised a termination right with respect to such Real Property Lease.

(d) The interests of the Company Entities in the Real Property constitute all interests in real property (i) currently used, occupied or held for use in any material respect in connection with the business of the respective Company Entity as presently conducted and (ii) necessary for the continued operation of the respective business of the Company Entity.

(e) There do not exist any actual, pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any interests of the Company Entities in the Real Property or any part thereof, and no Company Entity has received any notice, oral or written, of the intention of any Governmental Authority or other Person to take or use any interest in the Real Property or any part thereof or interest therein. No Company Entity has received any currently outstanding and uncured written notice alleging that the Real Property is in violation of any applicable Laws in any material respect.

(f) No Company Entity is a party to any purchase option, right of first refusal or other contractual right or obligation to sell, assign or dispose of its interests in the Real Property.

Section III.17 Intellectual Property and IT Security.

(a) Schedule III.17(a) lists all Intellectual Property Registrations included in the Owned Intellectual Property as of the date of this Agreement. There is no Action pending or, to the Knowledge of the Company, threatened in writing, challenging the validity, enforceability, ownership, registration or use of any Intellectual Property Registrations.

(b) Except as set forth in Schedule III.17(b), each Company Entity (i) is the sole, exclusive owner of all right, title and interest in and to its respective Intellectual Property Registrations, and (ii) either owns or has the right to use all other Intellectual Property that is material to the conduct of its respective business as currently conducted, free and clear of any Liens other than Permitted Liens. All Persons who have participated in the invention, creation or development of any material Intellectual Property for such Company Entity has executed and delivered to such Company Entity, a valid and enforceable written agreement (i) providing for the nondisclosure by such Person of any confidential information of any Company Entity and (ii) providing for the present assignment by such Person to such Company Entity of all right title and interest in all Intellectual Property arising out of such Person’s employment by, engagement by or contract with such Company Entity, except where ownership of such Intellectual Property would vest in such Company Entity by operation of law. No Governmental Authority or academic institution owns or retains any rights in or to any material Owned Intellectual Property.

(c) The execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is or will be a party and the consummation by the Company of the transactions contemplated hereby and thereby will not result in the loss, termination or impairment of any right of, in or to any Intellectual Property, except as would not be material to any Company Entity, taken as a whole.

(d) (i) The conduct of the business of each Company Entity as currently conducted is not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, and has not infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party since inception; (ii) to the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any material Intellectual Property; and (iii) no Company Entity has received from any Person any unresolved written notice since inception that such Company Entity is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person.

(e) The Company Entities have in place commercially reasonable measures to protect and maintain the confidentiality of any material trade secrets included in the Owned Intellectual Property. To the Knowledge of the Company, there has been no unauthorized access, use or disclosure of any such material trade secrets included in the Owned Intellectual Property.

(f) The Company Entities are in material compliance with all the terms and conditions of all licenses applicable to all Open-Source Software used in any material software included in Owned Intellectual Property. No proprietary Software owned or purported to be owned by the Company Entities contains, incorporates, is derived from, or is linked to any Open-Source Software that would require, based on the current use or distribution of such Software, the licensing or making available of material source code for such Software, including for the purposes of making derivative works. No Person has any present or contingent right or license to access any material proprietary source code owned or purported to be owned by the Company Entities, other than employees or service providers working for the Company Entities who are subject to reasonable written confidentiality agreements.

(g) The Company Entities have in place commercially reasonable measures to protect the confidentiality, integrity, availability and security of the IT Systems, and commercially reasonable backup and disaster recovery procedures for the continued operation of its business in the event of a failure of the IT Systems. The Company Entities have used reasonable best efforts to prevent the introduction into the IT Systems, any malware, ransomware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that would permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of the IT Systems. The IT Systems have not suffered any critical failures, errors, breakdowns or other adverse events that have caused any material disruption in the operation of the business of the Company Entities since inception. The IT Systems are in good working order in all material respects and are sufficient in all material respects for the existing needs of the business of the Company.

(h) [Reserved]

(i) The Company Entities use and have used all AI Technologies in compliance with all applicable Third-Party AI Terms.

(j) All (i) Training Data used by the Company Entities and (ii) data submitted to AI Technologies on the Company Entities’ behalf is either proprietary to the Company Entities or has been obtained by the Company Entities in accordance with the applicable terms and Laws governing such use (including each end-user license agreement, terms of use, privacy policies, consents, or other terms that govern the Company Entities’ collection and use of third-party data, including Scraped Data) and in compliance with all required consent and notification obligations. The Company Entities have not permitted any Company Data, works or other information to be used as Training Data by any other Person.

(k) The Company Entities’ agreements with vendors and suppliers require, or will require by the Closing Date, such Persons to identify and notify the Company Entities of any data, works, service results or other outputs that are created (in whole or in part) for the benefit or use of the Company Entities using Generative AI Technologies. The Company Entities subject, or will subject by the Closing Date, any Software created (in whole or in part) by Generative AI Technologies on the Company Entities’ behalf to a standard code review process before use of such Software by the Company Entities or any third party, including (i) supplementary quality review by a qualified human developer and (ii) scans for Open-Source Software and security vulnerabilities.

(l) No Company Entity has used any (i) Third-Party Generative AI Product to create any Intellectual Property that any Company Entity or, to the Knowledge of the Company, any of its respective suppliers, vendors, customers or users intend to maintain as proprietary or confidential (or otherwise intends to apply for available registration protections for Intellectual Property rights associated therewith) or (ii) confidential information of any Company Entity or its respective suppliers, vendors, customers or end users in connection with any Third-Party Generative AI Product or Third-Party AI Product.

(m) The Company Entities maintain a technical description of the AI Technologies used by, in or with any Company AI Products that is sufficiently detailed such that the relevant AI Technologies can be modified, debugged and improved from time to time by programmers skilled in the development of AI Technologies. The Company AI Products operate in accordance with all AI Product Statements, and the Company Entities maintain, or will maintain by the Closing Date, reasonable supporting documentation. The Company Entities have implemented and adhere, or will implement and adhere by the Closing Date, to internal policies and procedures concerning the ethical and responsible development, use, testing and improvement of AI Technologies and is in compliance, or will be in compliance by the Closing Date, with all applicable regulatory guidelines and Laws relating thereto. No Company Entity has received any (i) complaint from any Person or (ii) governmental inquiry related to its use of AI Technologies.

(n) The Company Entities are, and in the past have made themselves, in compliance in all material respects with all applicable Privacy Obligations.

(o) The Company Entities have notified individuals on Schedule III.17(o) about whom the Company Entities Process or direct the Processing of Personal Data regarding the Company Entities’ Personal Data Processing activities in conformance with all applicable Privacy Obligations. The Company Entities have written, or will have written by the Closing Date, privacy notices which fully and accurately disclose, or will have disclosed by the Closing Date, how the Company Entities Processes Personal Data about such individuals as described on Schedule III.17(o). Except as set forth on Schedule III.17(o), complete and correct copies of all written privacy notices have been made available to Acquiror.

(p) The Company Entities have contractually obligated, or will contractually obligate by the Closing Date, all third-party service providers and customers’ outsourcers, processors, or other third parties Processing Personal Data, in each case on behalf of the Company Entities to (i) comply with applicable Privacy Obligations; (ii) take reasonable steps to protect and secure Sensitive Data from loss, theft, unauthorized or unlawful Processing or other misuse; (iii) maintain a written information privacy and security program that establishes reasonable and appropriate measures to protect the privacy, operation, confidentiality, integrity and security of all Sensitive Data against any Security Breach; (iv) maintain a written public-facing privacy policy that fully and accurately discloses how the third party Processes Personal Data; (v) fulfill all obligations required to be incorporated into such contracts by applicable Privacy Obligations; and (vi) to include contractual obligations that are no less protective than those in this Section III.17(p) in agreements with the third party’s agreements with other service providers and customers’ outsourcers, processors or other third parties Processing Personal Data on its behalf.

(q) The Company Entities have obtained or will obtain any and all necessary rights, permissions and Consents to permit the transfer of Personal Data in connection with the Transactions, and such transfer will not violate in any material respect any applicable Privacy Obligations.

(r) The Company Entities have implemented, or will implement by the Closing Date, maintain and comply with a privacy compliance program that is comprised of appropriate internal processes, policies and controls designed to comply with applicable Privacy Obligations including (i) the appointment of qualified personnel to govern the administration of the privacy compliance program, (ii) processes to respond to requests regarding Personal Data, (iii) processes to evaluate risks of Personal Data Processing activities of the Company Entities, (iv) the implementation and maintenance of processes for the diligence, contracting and oversight with respect to third parties Processing Personal Data on behalf of the Company Entities and (v) the completion and maintenance of required data flow maps, data processing inventories or records of processing activities, data protection impact assessments, and any other required privacy compliance program documentation or evidence.

(s) The Company Entities shall have implemented and maintains, or will implement and maintain by the Closing Date, a written information security program that is comprised of reasonable and appropriate organizational, physical, administrative, and technical safeguards designed to protect the security, confidentiality, integrity and availability of the IT Systems, including all Sensitive Data Processed thereby against loss, theft, unauthorized or unlawful Processing, or other misuse that are reasonably consistent with (i) reasonable practices in the industry in which the Company Entities operate, (ii) the Company’s Privacy Obligations and (iii) any written public-facing policy adopted by Company Entities related to privacy or information security. The Company Entities have implemented, or will implement by the Closing Date, reasonable backup and disaster recovery technology and arrangements consistent with industry practices.

(t) The Company Entities shall purchase by the Closing Date such insurance coverage containing industry standard policy terms and limits that are reasonable, appropriate and sufficient to: (i) comply with any Privacy Obligations and (ii) respond to the risk of liability stemming from or relating to any Security Breaches that may impact the Company Entities’ operations or any Company IT Systems or from or relating to any violation of applicable Privacy Obligations.

(u) The Company Entities use reasonable efforts to inform all employees, agents and consultants to the Company Entities who have access to or Process Sensitive Data of the Company Entities’ applicable current written privacy and security policies and to execute agreements containing obligations to maintain the confidentiality and security of Sensitive Data.

(v) The Company Entities have delivered or made available, or will deliver or make available by the Closing Date, true and complete copies of all current written notices, policies and procedures relating to the Processing and security of Sensitive Data.

(w) There have not been any incidents of, or third-party claims alleging, (i) Security Breaches, (ii) unauthorized access or unauthorized use of any of Company Entities’ computer systems, network, communication equipment or other technology necessary for the operations of the Company Entities, or (iii) any unauthorized access or acquisition of any Sensitive Data maintained by the Company Entities or by any third-party service provider on behalf of the Company Entities. The Company Entities have notified in writing, or been required by applicable Law, Governmental Authority or other Privacy Obligation to notify in writing, any Person of any Security Breach.

(x) The Company Entities have not received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Laws or other Privacy Obligations with respect to Personal Data under the custody or control of the Company Entities.

(y) Since inception, to the Knowledge of the Company, the Company Entities have not suffered any security breach or incident or other event resulting in any material unauthorized or unlawful access, acquisition, exfiltration, manipulation, erasure, loss, use, or disclosure that compromised the confidentiality, integrity, availability or security of Personal Data or the IT Systems, the unauthorized or unlawful Processing of Personal Data or the IT Systems, or that triggered any reporting requirement under any breach notification Law. To the Knowledge of the Company, no service provider (in the course of providing services for or on behalf of the Company) has suffered any material security breach or incident.

Section III.18 Environmental Matters.

(a) Each Company Entity is, and since inception has been, in material compliance with all Environmental Laws, which includes and has included holding and complying with all Permits required under Environmental Laws.

(b) Each Permit required under Environmental Laws for the development, design, construction, engineering, installation, permitting, commissioning, testing, supply, operation (including commercial operation), ownership, use and/or maintenance of any projects or facilities in development by the Company Entities has been obtained by the respective Company Entity, or to the Knowledge of the Company, will be obtained in due course and without material unanticipated cost or material adverse conditions prior to the time the same is required to be obtained under Environmental Laws.

(c) Since inception, none of the Company Entities have received any written notice from any Person regarding any actual or alleged violation of, or material liability arising under, any Environmental Law.

(d) There are no material Actions pending against or, to the Knowledge of the Company, threatened in writing against the Company Entities alleging any violations of or liability under any Environmental Law.

(e) The Company Entities are not subject to any material Governmental Order relating to the Company Entities’ compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(f) Since inception, the Company Entities have not manufactured, distributed, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, or owned or operated any property or facility which is or was contaminated by, any Hazardous Materials.

(g) The Company Entities have not retained or assumed, by contract, any material liabilities or obligations of any other Person arising under Environmental Law.

(h) To the Knowledge of the Company, there are no presently existing conditions, events or circumstances relating to the facilities, properties or operations of the Company Entities that would reasonably be expected to prevent, hinder or limit continued compliance with Environmental Laws as in effect as of the date of this Agreement or give rise to material liabilities under such Environmental Laws.

(i) The Company Entities have made available to Acquiror all environmental audits, assessments, studies or reports materially bearing on the Company Entities’ compliance with or liability under Environmental Laws, in each case, which are in its possession or under its reasonable control.

Section III.19 Brokers’ Fees. Other than as set forth on Schedule III.19, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of the Company Entities’ or any of their Affiliates.

Section III.20 Related Party Transactions. Except for the Contracts set forth on Schedule III.20 or Contracts that will be terminated prior to Closing without any liability to the Company Entities continuing following the Closing, there are no Affiliate Agreements.

Section III.21 International Trade; Anti-Corruption.

(a) The Company Entities are and since inception, have been in compliance in all material respects with all applicable Sanctions Laws and Trade Control Laws. None of the Company Entities nor any of their respective directors and officers, nor to the Knowledge of the Company, any of its respective employees, agents or other third-party representatives acting on behalf of any Company Entity are currently, or have been at any time since inception: (i) a Sanctioned Person; (ii) engaged, directly or indirectly, in any dealings or transactions on behalf of, with, or otherwise involving any Sanctioned Person in violation of Sanctions Laws; or (iii) otherwise engaged, directly or indirectly, in any dealings or transactions in violation of applicable Sanctions Laws or Trade Control Laws. The Company Entities do not have assets, operations or business dealings located in, or otherwise directly or indirectly derive revenue from investments, activities, or transactions in or with any Sanctioned Country, or (z) directly or indirectly derive revenues from investments, activities or transactions in or with, any Sanctioned Person. Since inception, the Company Entities have not exported, reexported or transferred (in-country) any products, services, technology, technical data or any other item for which a license, approval, license exception, registration or similar authorization is or was required under applicable Trade Control Laws or Sanctions Laws or, to the Knowledge of the Company, by any other Governmental Authority.

(b) The Company Entities are and since inception have been in compliance in all material respects with all Anti-Corruption Laws. None of the Company Entities nor any of their respective directors and officers nor to the Knowledge of the Company, any of its respective employees, agents or other third-party representatives acting on behalf of the Company Entities, has since inception (i) made any unlawful payment or unlawfully given, offered, promised or authorized or agreed to give, solicited or received, any money or thing of value, directly or indirectly, to or from any Government Official, any political party or official thereof or any candidate for political office, any member of any Governmental Authority, any private individual or commercial entity (including employees, agents, directors and officers of such commercial entity), or any other Person in any such case while knowing that all or a portion of such money or thing of value may be given, offered, promised or authorized or agreed to be given, solicited or received, directly or indirectly, to any Person or member of any Governmental Authority or any candidate for political office for the purpose of any of the following: (x) influencing any action or decision of such Person, in such Person’s official or commercial capacity, including a decision to fail to perform such Person’s official or commercial function, (y) inducing such Person to use such Person’s influence with any Governmental Authority, private individual or commercial entity to affect or influence any act or decision of such Governmental Authority, private individual or commercial entity to assist the Company in obtaining or retaining business for, with, or directing business to, any Person, or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company Entities in obtaining or retaining business for, with, or directing business to, any Person; or (ii) otherwise violated any Anti-Corruption Laws.

(c) From inception through the date hereof, (i) there has been no Action pending or, to the Knowledge of the Company, threatened, against the Company Entities, or, to the Knowledge of the Company, any of its respective officers, directors, employees or agents, that relates to an actual or potential violation of Sanctions Laws, Trade Control Laws, or Anti-Corruption Laws; and (ii) the Company Entities have not received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; conducted any internal investigation or audit concerning, or has any Knowledge of any actual or potential violation or wrongdoing by the Company Entities or any of its respective officers, directors, employees or agents, in each case of this Section III.21(c) related to Trade Control Laws, Sanctions Laws, or Anti-Corruption Laws.

Section III.22 Top Customers and Top Suppliers.

(a) Schedule III.22(a) sets forth a true, correct and complete list of the names of the top ten (10) customers by dollar sales volume paid by such customers to the Company Entities for the year ended December 31, 2023 (each, a “Top Customer”). None of the Top Customers has (i) terminated or given written notice to any Company Entity expressly stating its intention to terminate its relationship with such Company Entity, (ii) given written notice to any

Company Entity expressly stating that, following the date of this Agreement, it plans to reduce substantially the quantity of products or services that it purchases from such Company Entity or (iii) given written notice to any Company Entity expressly stating that, following the date of this Agreement, it desires to renegotiate its Contract with such Company Entity or the terms on which such Company Entity provides services to such Top Customer.

(b) Schedule III.22(b) sets forth a true, correct and complete list of the names of the top ten (10) suppliers by dollar sales volume paid by the Company Entities to such supplier for the year ended December 31, 2023 (each, a “Top Supplier”). None of the Top Suppliers has (i) terminated or given written notice to any Company Entity expressly stating its intention to terminate its relationship with such Company Entity, (ii) given written notice to such Company Entity expressly stating that, following the date of this Agreement, it plans to reduce substantially the quantity of products or services that it provides to such Company Entity or (iii) given written notice to any Company Entity expressly stating that, following the date of this Agreement, it desires to renegotiate its Contract with such Company Entity or the terms on which such Company Entity receives services or products from such Top Supplier.

Section III.23 Acquisitions and Acquisition Contracts. Since inception, no written dispute, demand, claim (including any claim for indemnification) or other Action has been made in writing or initiated in writing or threatened in writing by or against any Company Entity, under any Contract to which a Company Entity is a party that relates to any acquisition (whether by merger, sale of stock, sale of assets or otherwise) by a Company Entity of a business, business unit or Person (each, an “Acquisition”) (an “Acquisition Contract”). As of the date hereof, except as set forth in Schedule III.23, there are no “earn-outs,” contingent payment obligations or other similar obligations of the Company in respect of any Acquisition under any Acquisition Contract.

Section III.24 Personal Property. Each Company Entity has good and marketable title to, or a valid and enforceable leasehold interest in or right to use, all material personal property and other material property and assets owned, used or held for use by such Company Entity in connection with the business of such Company Entity or reflected in the Financial Statements (the “Personal Property”), other than Personal Property disposed of in the ordinary course of business after December 31, 2023, in each case free and clear of all Liens, except for Permitted Liens. The Permitted Liens would not reasonably be expected, individually or in aggregate, to materially adversely affect or interfere with the current use or operation of the Personal Property.

Section III.25 Condition of Assets. The Real Property, including all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components are in good condition, order and repair in all material respects; there exists no structural or other material defects or damages to the Real Property, whether latent or otherwise. The tangible Personal Property has been maintained in the ordinary course of business, is in good operating condition, subject to normal wear and tear, and is suitable for the purposes for which it is currently used.

Section III.26 Restrictions on Business Activities. Except as disclosed in Schedule III.26, there is no agreement, commitment, judgment, injunction, order or decree binding upon any Company Entity or its assets or to which such Company Entity is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of such Company Entity, any acquisition of property by such Company Entity or the conduct of business by such Company Entity as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Company Material Adverse Effect.

Section III.27 Regulation CF. The Company represents and warrants that the Company Entities have previously conducted and are currently conducting a Regulation CF offering (the “CF Offerings”) in compliance with all applicable federal and state securities laws and regulations, including, but not limited to, Regulation CF of the Securities Act. Schedule III.27 sets forth complete and accurate details of all CF Offerings, including the price, number of Company Stock and amount raised. The Company has made available to Acquiror all documentations and materials related to the CF Offerings to the Acquiror. The Company further represents and warrants as follows:

(a) Compliance with Regulation CF. The CF Offerings are and have been conducted through an SEC-registered crowdfunding portal or broker-dealer, and the Company has filed all necessary forms, including Form C under the Securities Act (“Form C”), with the SEC as required under Regulation CF. All information provided in documents related to the CF Offerings, including, but not limited to, the Form C, have been prepared in compliance with Regulation CF and is accurate and complete in all material respects;

(b) Disclosure of Risks. The Company has provided or will provide all investors with the required disclosures, including, but not limited to, the description of the business, the use of proceeds, and the financial condition of the Company Entities. The Company has included in its materials for the CF Offerings all risk factors associated with an investment in the Company Entities, including those related to its current business operations and the potential risks inherent in the business combination transaction with the Acquiror;

(c) No Material Misstatements or Omissions: The documents related to the CF Offerings do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

Section III.28 Certain Provided Information. The information relating to the Company Entities supplied or to be supplied by the Company or its Affiliates or Representatives for inclusion in the Proxy Statement will not, as of the date on which the Proxy Statement or any amendment or supplement thereto is first distributed to the holders of Acquiror Ordinary Shares or at the time of the Special Meeting (as defined below), contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not false or misleading.

Section III.29 No Other Representations. Except as provided in this Article III (as modified by the Schedules), none of the Company Entities, nor any Company Stockholder, nor their respective representatives, nor any other Person has made or is making any representation or warranty whatsoever in respect of the Company Entities or any Company Stockholder. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of the Company Entities nor any Company Stockholder nor any of their respective representatives nor any other Person has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts or estimates or budgets made available to Acquiror, its Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Entities (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Acquiror, its Affiliates or any of their respective representatives, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR PARTIES

Except as set forth in the Schedules to this Agreement or in the Acquiror SEC Reports filed or furnished by Acquiror prior to the date of this Agreement (excluding (x) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” that do not constitute statements of facts, disclosures in any “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk,” or other disclosures that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto), each Acquiror Party represents and warrants to the Company as follows:

Section IV.1 Corporate Organization. Acquiror is duly incorporated and is validly existing as an exempted company in good standing under the Laws of the Cayman Islands as of the date of this Agreement and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Acquiror has made available to the Company true and correct copies of each of the Acquiror Parties’ Organizational Documents as in effect as of the date hereof. Merger Sub 1 is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Merger Sub 2 is a duly organized and validly existing limited liability company in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and property and to conduct its business as it is now being conducted. Each of the Acquiror Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Organizational Documents. Each of the Acquiror Parties is duly licensed, registered or qualified and in good standing (or the equivalent thereof) as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, registered or qualified.

Section IV.2 Subsidiaries. None of Acquiror, and either of the Merger Subs has any direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any capital stock or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror owns 100% (one hundred percent) of the outstanding capital of each of Merger Sub 1 and Merger Sub 2.

Section IV.3 Due Authorization.

(a) Each of the Acquiror Parties has all requisite corporate or limited lability company power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors or managers, as applicable, of each Acquiror Party, and no other corporate or equivalent proceeding on the part of any Acquiror Party (other than the approval of the Acquiror Shareholder Matters, as applicable) is necessary to authorize this Agreement or such other Transaction Agreements or any Acquiror Party’s performance hereunder or thereunder (except that obtaining the Required Acquiror Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been, and each such other Transaction Agreement to which such Acquiror Party will be party will be, duly and validly executed and delivered by such Acquiror Party and, assuming due authorization and execution by each other Party hereto and thereto (other than the other Acquiror Party), this Agreement constitutes, and each such other Transaction Agreement to which such Acquiror Party will be party, will constitute a legal, valid and binding obligation of such Acquiror Party, enforceable against each Acquiror Party in accordance with its terms, subject to the Enforceability Exceptions. The minute books of each Acquiror Party contain true, complete and accurate records of all meetings and consents in lieu of meetings of its board of directors (and any committees thereof), similar governing bodies and holders of Equity Securities. Copies of such records of each of the Acquiror Parties have been heretofore made available to the Company or its counsel.

(b) The only votes of any of the Acquiror Shareholders necessary in connection with the entry into this Agreement by Acquiror, the consummation of the transactions contemplated hereby, including the Closing, and the approval of the Acquiror Shareholder Matters are as set forth on Schedule IV.3(b).

(c) At a meeting duly called and held, the board of directors of Acquiror has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Acquiror Stockholders, (ii) determined that the fair market value of the Company is equal to at least 80% (eighty percent) of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof, (iii) approved the Transactions as a Business Combination and (iv) resolved to recommend to Acquiror Stockholders approval of each of the Acquiror Shareholder Matters.

Section IV.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section IV.6, and subject to obtaining the Required Acquiror Shareholder Approval, the execution, delivery and performance of this Agreement and any other Transaction Agreement to which any Acquiror Party is or will be a party by such Acquiror Party, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of the Acquiror Organizational Documents or any organizational documents of the Merger Subs; (b) conflict with or result in any material violation of any provision of any Law or Governmental Order binding on or applicable to any Acquiror Party; (c) materially violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which any Acquiror Party is a party, or (d) result in the creation of any material Lien upon any of the properties or assets of all or any of the Acquiror Parties (including the Trust Account), except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section IV.5 Compliance. Each of Acquiror and each of the Merger Subs has materially complied and is in material compliance with all applicable local, state, national and international laws, regulations and ordinances applicable to the conduct of its business, or the ownership or operation of its business. No written notice of noncompliance with any material Law has been received by Acquiror or either of the Merger Subs, and Acquiror has no Knowledge of any such notice related to Acquiror or either of the Merger Subs delivered to any other Person.

Section IV.6 Litigation and Proceedings. Since May 31, 2024, there has been no pending or, to the Knowledge of Acquiror, threatened (in writing) Actions by or against Acquiror that, if adversely decided or resolved, had, individually or in the aggregate, an Acquiror Material Adverse Effect. There is no Governmental Order imposed upon any Acquiror Party that has had, individually or in the aggregate, an Acquiror Material Adverse Effect. No Acquiror Party is party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that has had, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section IV.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Acquiror with respect to Acquiror’s execution, delivery and performance of this Agreement and the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for (a) obtaining the consents of, or submitting notifications, filings, notices or other submissions to, the Governmental Authorities listed on Schedule IV.7; (b) the filing with the SEC of (i) the Proxy Statement (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby; (c) the filing of the Certificates of Merger in accordance with the DGCL; and (d) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section IV.8 Trust Account.

(a) As of the date hereof there is at least $20,645,498.41 held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated December 14, 2021, by and between Acquiror and the Trustee on file with the Acquiror SEC Reports as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated December 17, 2021. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement and the Trust Account, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Knowledge of Acquiror, threatened with respect to the Trust Account or the funds contained therein. Acquiror has not released any money from the Trust Account (other than as permitted by the Trust Agreement). At the Acquisition Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Acquisition Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the Transactions. From and after the Acquisition Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from, or any amount previously held in, the Trust Account except to the extent such Acquiror Shareholder shall have elected to tender its Acquiror Class A Ordinary Shares for redemption pursuant to the Acquiror Shareholder Redemption prior to such time. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or otherwise modified, in any respect, and, to the Knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated or anticipated. There are no side letters or other Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than Acquiror Shareholders who shall have elected to redeem their Acquiror Class A Ordinary Shares pursuant to the Acquiror Shareholder Redemption or the underwriters of Acquiror’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date. As of the date hereof, Acquiror does not have any Contract, arrangement or understanding to enter into or incur any Contract or other obligations with respect to or under any Indebtedness.

Section IV.9 Real Property; Personal Property. None of Acquiror or either of the Merger Subs owns or leases any real property or personal property.

Section IV.10 Intellectual Property. None of Acquiror or either of the Merger Subs owns, licenses or otherwise has any right, title or interest in any Intellectual Property.

Section IV.11 Brokers’ Fees. Other than as set forth on Schedule IV.11, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any other potential Business Combination transaction considered or engaged in by or on behalf of Acquiror based upon arrangements made by Acquiror or any of its Affiliates or otherwise in respect of which Acquiror or any of its Affiliates may have any liability or obligation.

Section IV.12 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Acquiror has filed or furnished in a timely manner, other than the filings listed on Schedule IV.12, all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (collectively, including any statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC subsequent to the date of this Agreement, each as it has been amended since the time of its filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes as permitted by Form 10-Q of the SEC) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. No Acquiror Party has any material off-balance sheet arrangements that are not disclosed in the Acquiror SEC Reports.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer. To the Knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s financial statements included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Acquiror’s assets. Acquiror maintains books and records of Acquiror in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Acquiror in all material respects.

(d) Acquiror has not identified or been made aware of any, and to the Knowledge of Acquiror, there is no (i) significant deficiency in the internal controls over financial reporting of Acquiror, (ii) material weakness in the internal controls over financial reporting of Acquiror or (iii) fraud, whether or not material, that involves management or other employees of Acquiror who have a significant role in the internal controls over financial reporting of Acquiror.

(e) To the Knowledge of Acquiror, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the Knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(f) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(g) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror.

Section IV.13 Business Activities.

(a) Acquiror was formed for the purpose of effecting a Business Combination with one or more businesses or entities. It completed an initial public offering of units consisting of Acquiror Class A Ordinary Shares and Acquiror Warrants in December of 2021, and placed certain of the net proceeds of its initial public offering and simultaneous private placement of Acquiror Warrants in the Trust Account. Acquiror has never conducted any operations and has never engaged in any business activities except raising funds through sales of securities, causing its securities to be listed on Nasdaq, complying with applicable regulatory requirements of the SEC, Nasdaq, and the Cayman Islands, and seeking to find a company or companies with which to complete an initial business combination and negotiating the terms of the Transactions. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have an Acquiror Material Adverse Effect. Each of the Merger Subs has never engaged in any business activities, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any other Transaction Agreement to which it is a party and has never generated any revenues or expenses other than expenses related to the Transactions. Acquiror owns all of the issued and outstanding Equity Securities of the Merger Subs.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation (other than the Merger Subs and each of the Surviving Acquisition Corporation and Second Surviving Entity, pursuant to the terms hereof), partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Acquiror nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for this Agreement and the other Transaction Agreements or as set forth on Schedule IV.13(c), no Acquiror Party is, and at no time has been, party to any Contract with any Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate.

(d) To the best of Acquiror’s knowledge, as of the date hereof, Acquiror has no liabilities or obligations, except for liabilities or obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet as of September 30, 2024, or disclosed in the notes thereto, (ii) that have arisen since the date of Acquiror’s consolidated balance sheet as of September 30, 2024, in the ordinary course of the operation of business of Acquiror, disclosed in the Schedules, included as set forth on Schedule IV.13(c) and as set forth on Schedule IV.13(d) or (iii) incurred in connection with or contemplated by this Agreement and/or the Transactions, including with respect to professional fees for legal and accounting advisors incurred by Acquiror or its Subsidiaries in connection with the Transactions.

Section IV.14 Tax Matters.

(a) All Tax Returns required to be filed by any Acquiror Party have been filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes required to be paid (whether or not shown on any Tax Return) by any Acquiror Party have been duly paid.

(c) No Tax audit, examination or other proceeding with respect to Taxes of any Acquiror Party is pending or has been threatened in writing.

(d) Each Acquiror Party has complied in all respects with all applicable Laws relating to the collection and withholding of Taxes.

(e) There are no assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted or assessed against any Acquiror Party that have not been paid or otherwise resolved.

(f) Neither Acquiror nor any of its Subsidiaries (or any predecessor thereof) have constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g) Neither Acquiror nor any of its Subsidiaries have been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (excluding any loss transaction described in subsection (5) of such section).

(h) There are no Liens with respect to Taxes on any of the assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(i) Neither Acquiror nor any of its Subsidiaries have any liability for the Taxes of any Person (other than Acquiror or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(j) The Acquiror and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such amounts required to have been so paid over, and complied in all respects with all material applicable withholding and related reporting requirements with respect to such Taxes.

(k) Neither the Acquiror nor any of its Subsidiaries have made a request for an advance tax ruling or similar guidance that is in progress or pending with any Governmental Authority with respect to any Taxes.

(l) No Acquiror Party has taken any action that could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment, and to the Knowledge of Acquiror, there are not any facts or circumstances that could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment.

(m) No Acquiror Party is subject to any Tax sharing, allocation or similar agreement (other than such Agreements that have been disclosed in public filings with respect to Acquiror or that are customary commercial contracts not primarily related to Taxes and entered into with persons who are not Affiliates of, or direct or indirect equity holders in, the SPAC Sponsor).

Section IV.15 Employees; Employee Benefit Plans.

(a) Other than any directors and officers or as described in the Acquiror SEC Reports, none of Acquiror or either of the Merger Subs has or has ever had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, none of Acquiror or either of the Merger Subs has any unsatisfied material liability with respect to any employee.

(b) Other than as contemplated by this Agreement, Acquiror and the Merger Subs do not currently, and do not plan or have any commitment to, maintain, sponsor, contribute to or have any direct liability under any benefit plan.

Section IV.16 Contracts. Schedule IV.16 sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Acquiror or either of the Merger Subs is a party, other than any such material contract previously filed with the SEC.

Section IV.17 Capitalization.

(a) Authorized Capital.

(i) The authorized share capital of Acquiror consists of (i) 500,000,000 Acquiror Class A Ordinary Shares, (ii) 50,000,000 Acquiror Class B Ordinary Shares and (iii) 5,000,000 shares of Acquiror Preference Shares. Schedule IV.17(a)(i) sets forth the total number and amount of all of the issued and outstanding Acquiror Ordinary Shares (including Acquiror Warrants), and further sets forth the amount and type of Acquiror Ordinary Shares owned or held by the Insiders and their Affiliates. No shares of Acquiror Preference Shares have been issued or are outstanding. All of the issued and outstanding shares of Acquiror Ordinary Shares (A) have been duly authorized and validly issued and are fully paid and non-assessable, (B) were issued in full compliance with applicable Law and (C) were not issued in breach or violation of any preemptive rights or Contract.

(ii) The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, all of which are issued and outstanding and owned by Acquiror, and all of which (A) have been duly authorized and validly issued and are fully paid and non-assessable, (B) were issued in full compliance with applicable Law and (C) were not issued in breach or violation of any preemptive rights or Contract.

(iii) The authorized capital stock of Merger Sub 2 consists of membership interests, all of which are issued and outstanding and owned by Acquiror, and all of which (A) have been duly authorized and validly issued and are fully paid and non-assessable, (B) were issued in full compliance with applicable Law and (C) were not issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth on Schedule IV.17(a), there are no Equity Securities of Acquiror authorized, reserved, issued or outstanding. Except as disclosed in the Acquiror SEC Reports, the Acquiror Organizational Documents and this Agreement, there are no outstanding obligations of Acquiror to repurchase, redeem or otherwise acquire any Equity Securities of Acquiror. There are no outstanding bonds, debentures, notes or other Indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any stockholders’ agreement, voting agreement or registration rights agreement relating to any Equity Securities of Acquiror or any Acquiror Party.

(c) No Acquiror Party owns any Equity Securities in any other Person (other than the equity interests of the Merger Subs owned by Acquiror) or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into Equity Securities of such Person.

Section IV.18 Nasdaq Stock Market Listing.

(a) The issued and outstanding units of Acquiror, each such unit comprised of one Acquiror Class A Ordinary Share and one-third of one Acquiror Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “TGAAU.” The issued and outstanding Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “TGAA.” The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “TGAAW.” Except as disclosed in the Acquiror’s SEC Reports, there is no Action pending or, to the Knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Ordinary Shares or Acquiror Warrants or terminate the listing of Acquiror Class A Ordinary Shares or Acquiror Warrants on the Nasdaq. None of Acquiror or its Affiliates have taken any action in an attempt to terminate the registration of the Acquiror Class A Ordinary Shares or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement. Except as disclosed in Acquiror’s SEC Reports, Acquiror has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Acquiror Class A Ordinary Shares or Acquiror Warrants from the Nasdaq or the SEC.

Section IV.19 Related Party Transactions. Except as expressly set forth in the Acquiror SEC Reports and the Note Purchase Agreements, there are no Contracts, transactions, arrangements or understandings between any Acquiror Party or its Affiliates, on the one hand, and SPAC Sponsor, any Affiliate of SPAC Sponsor or any director, officer, employee, stockholder, warrant holder or Affiliate of such Acquiror Party, on the other hand.

Section IV.20 Investment Company Act; JOBS Act. Neither Acquiror nor any of its Subsidiaries are an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case, within the meaning of the Investment Company Act of 1940, as amended. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section IV.21 Absence of Changes. Since May 31, 2024, (a) there has not been any event or occurrence that has had, individually or in the aggregate, an Acquiror Material Adverse Effect and (b) Acquiror and the Merger Subs have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section IV.22 Restrictions on Business Activities. Except as disclosed in Schedule IV.22, there is no agreement, commitment, judgment, injunction, order or decree binding upon any Acquiror Party or its assets or to which any Acquiror Party is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of any Acquiror Party, any acquisition of property by any Acquiror Party or the conduct of business by any Acquiror Party as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have an Acquiror Material Adverse Effect.

Section IV.23 Stock Issued in Transactions. When shares of Acquiror Common Stock are issued in the Mergers as contemplated by this Agreement, such shares of Acquiror Common Stock will be duly authorized, validly issued and non-assessable, and will be received by the Company Stockholders to whom they are issued free and clear of all Liens or restrictions on transfer, other than (a) restrictions on transfer imposed by this Agreement, the Acquiror Organizational Documents and the Lockup Agreements, and (b) restrictions on transfer imposed by applicable Securities Laws.

Section IV.24 Certain Provided Information. The information relating to the Acquiror Parties supplied or to be supplied by the Acquiror or its Affiliates or Representatives for inclusion in the Proxy Statement will not, as of the date on which the Proxy Statement, or any amendment or supplement thereto, is first distributed to the holders of Acquiror Ordinary Shares or at the time of the Special Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading.

Section IV.25 No Other Representations. Except as provided in this Article IV (as modified by the Schedules) and the other Transaction Agreements (as applicable), neither the Acquiror Parties, nor any of their respective representatives, nor any other Person has made, or is making, any representation or warranty whatsoever in respect of the Acquiror Parties.

ARTICLE V.

COVENANTS OF THE COMPANY

Section V.1 Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause each other Company Entity to, except as expressly contemplated by this Agreement or as consented to in writing by the Acquiror, such consent not to be unreasonably withheld or delayed use reasonable best efforts to (i) conduct and operate its business in the ordinary course of business consistent with past practices and enhance the design of internal policies and procedures, (ii) preserve intact the current business organization of the Company or such other Company Entity, and (iii) preserve its relationships with Governmental Authorities, material suppliers, customers, vendors, lessors and other Persons having material business relationships with such other Company Entity. Without limiting the generality of the foregoing, except as contemplated by this Agreement, as set forth on Schedule V.1 or as consented to by Acquiror in writing, or as required by applicable Law, no Company Entity shall, during the Interim Period:

(i) materially change or amend its certificate of formation, certificate of incorporation, bylaws, limited liability company agreement or other organizational documents;

(ii) make, declare, set aside, establish a record date for or pay any dividend, return of capital or other distribution of profits or assets (whether in cash, stock or property or other combination thereof);

(iii) terminate any line of business or enter into any new line of business;

(iv) enter into a Contract that would be a Specified Contract if entered into prior to the date hereof, or modify, amend, terminate or waive any material right under any Specified Contract or any Real Property Lease, in each case other than in the ordinary course of business consistent with past practice;

(v) except in the ordinary course of business, sell, transfer, convey, lease or license any Owned Real Property;

(vi) authorize for issuance, issue, deliver, sell, transfer, pledge or dispose of or otherwise place or suffer to exist any Lien (other than a Permitted Lien) on any Equity Securities of such Company Entity;

(vii) sell, assign, transfer, convey, lease, license, abandon, allow to lapse or expire, subject to, grant or suffer to exist any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including all Owned Real Property, Leased Real Property and material Intellectual Property), other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of assets (excluding the Owned Real Property and the Leased Real Property) or equipment deemed by such Company Entity in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, or (iii) grants of non-exclusive licenses of Intellectual Property to customers in the ordinary course of business,;

(viii) settle or compromise any pending or threatened Action, waive any material claims or rights, or enter into any consent decree or settlement agreement with any Governmental Authority against or affecting such Company Entity or any of its assets, other than settlements where the amount paid in settlement or compromise does not exceed $100,000;

(ix) except as otherwise required by the terms of any existing Company Benefit Plans as in effect on the date hereof, (i) increase the compensation or benefits of any current or former officer or director of such Company Entity, (ii) pay or promise to pay, fund or promise to fund any new, enter into or make any grant of any retirement or pension, severance, change in control, transaction bonus, equity or equity-based, retention or termination or similar payment or arrangement to any current or former employees, officers, directors, consultants or independent contractors of such Company Entity, (iii) establish any trust or take any action to accelerate any payments or benefits, or accelerate the vesting, the time of payment or the funding, or secure the funding of any payments or benefits, payable or to become payable to any current or former employees, officers, directors, consultants or independent contractors of such Company Entity, or (iv) make any change in the key management structure of such Company Entity, including the hiring of additional officers or the termination of any employees at the level of director or above or with an annual base salary of $150,000 or above, other than terminations for cause or due to death or disability;

(x) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the Worker Adjustment and Retraining Notification Act or any similar Law;

(xi) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(xii) make any loans or advance any money or other property to any Person, except (i) prepayments and deposits paid to suppliers of such Company Entities in the ordinary course of business, (ii) trade credit extended to customers of such Company Entity in the ordinary course of business, (iii) advances or other payments among such Company Entity and (iv) advances in the ordinary course of business of such Company Entity and consistent with past practice to employees, officers or directors of such Company Entity for out-of-pocket expenses;

(xiii) redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of such Company Entity;

(xiv) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of such Company Entity;

(xv) make any change in accounting principles or methods of financial accounting affecting the reported consolidated assets, liabilities or results of operations of such Company Entity, other than as may be required by GAAP or applicable Law;

(xvi) (i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of or a controlling equity interest in, any corporation, partnership, association, joint venture or other business organization or division thereof, (ii) make any acquisition of any assets, business, Equity Securities or other properties in excess of $100,000, other than in the ordinary course of business, or (iii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such Company Entity;

(xvii) make, change or revoke any Tax election, change or revoke any accounting method with respect to Taxes, file any Tax Return in a manner inconsistent with past practice, settle or compromise any Tax claim or Tax liability, enter into any closing agreement with respect to any Tax, or surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim, action or assessment;

(xviii) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment;

(xix) other than draws under such Company Entity’s credit facilities, and other than in the ordinary course of business and consistent with past practices, incur, create or assume any material Indebtedness;

(xx) modify the terms of such Company Entity’s credit facilities in any respect that is material and adverse to such Company Entity;

(xxi) other than in the ordinary course of business consistent with past practice, enter into any agreement that materially restricts the ability of such Company Entity to engage or compete in any existing line of business, enter into any agreement that materially restricts the ability of such Company Entity to enter into a new line of business, or enter into any new line of business;

(xxii) make any capital expenditures that in the aggregate exceed $250,000;

(xxiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xxiv) form any non-wholly owned Subsidiary;

(xxv) enter into any commodities or currency-hedging transaction, other than in the ordinary course of business consistent with past practices;

(xxvi) waive any amount owed to such Company Entity by a customer or transfer any material assets to a customer, in each case, other than in the ordinary course of business;

(xxvii) enter into any Contract between or among a Stockholder Related Party and such Company Entity;

(xxviii) fail to use reasonable best efforts to maintain the Insurance Policies in accordance with their respective terms (other than to replace existing policies with substantially comparable policies);

(xxix) modify, amend or otherwise change the terms of any borrowing between a Stockholder Related Party and such Company Entity;

(xxx) fail to maintain any material property or assets of such Company Entity, in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted; or

(xxxi) authorize, agree or enter into any Contract to do any action prohibited under Section V.1(a)(i) through (xxx).

Notwithstanding anything to the contrary contained herein (including this Section V.1), nothing in this Section V.1 is intended to give Acquiror, the Merger Subs or any of their respective Affiliates, directly or indirectly, the right to control or direct the business or operations of any Company Entity prior to the Closing, and prior to the Closing, each Company Entity shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective businesses and operations.

Section V.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information which (x) is prohibited from being disclosed by applicable Law or (y) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall afford to Acquiror and its Representatives reasonable access during the Interim Period, and with reasonable advance notice, in such manner as to not interfere unreasonably with the normal operation of the Company and so long as reasonably feasible or permissible under applicable Law, to the properties, facilities, books, Tax Returns, records and appropriate officers and employees of the Company Entities, and shall use its reasonable best efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company Entities that are in the possession of the Company or another Company Entity, in each case, as Acquiror and its Representatives may reasonably request; provided that such access shall not include any invasive or intrusive investigations or testing, sampling or analysis of any properties, facilities or equipment of the Company Entities. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section V.3 No Claim Against the Trust Account. The Company acknowledges that it has read Acquiror’s final prospectus, dated December 17, 2021, the other Acquiror SEC Reports and the Acquiror Organizational Documents and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by December 9, 2024, or no later than June 9, 2025 if such date is extended in accordance with the Acquiror Articles of Association or such later date as approved by the Acquiror Shareholders to complete a Business Combination, Acquiror will be obligated to return to Acquiror Shareholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates and equityholders) hereby waives any past, present or future claims (whether based on contract, tort, equity or any other theory of legal liability) of any kind in or any right to access any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to Acquiror Shareholders as a result of, or arising out of, in connection with or relating in any way to this Agreement or the Transactions with Acquiror; provided that notwithstanding anything herein or otherwise to the contrary (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Shareholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement), and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (other than to Acquiror Shareholders in connection with redemptions effected prior to a Business Combination) and any assets that have been purchased or acquired by Acquiror or any successor thereof or any of their respective Affiliates with any such funds or otherwise following a Business Combination). This Section V.3 shall survive the termination of this Agreement for any reason. In the event that, following the valid termination of this Agreement, the Company or any of its controlled Affiliates commences any proceeding against or involving the Trust Account, Acquiror shall be entitled to recover from such Person its reasonable out-of-pocket legal fees and costs in connection with any such proceeding.

Section V.4 Preparation and Delivery of Additional Company Financial Statements. The Company will use commercially reasonable efforts to provide Acquiror with the Company’s consolidated interim financial information for each quarterly period ending on or after December 31, 2023 (including a quarterly period ending on the last day of an annual period), by the 45th (forty-fifth) calendar day following the end of each such quarterly period. All of the financial statements to be delivered pursuant to this Section V.4 (the “Additional Financial Statements”) will be prepared under GAAP (except as may be indicated in the notes thereto) in accordance with requirements of the PCAOB for public companies. The Additional Financial Statements will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for financial statements required to be included in the Registration Statement and Proxy Statement. The Additional Financial Statements will fairly present in all material respects the financial position and results of operations of the Company Entities as of the date or for the periods indicated, except as otherwise indicated in such statements and, in the case of interim financial statements, subject to the absence of footnotes and other presentation items and for normal or immaterial year-end adjustments. The Company will use commercially reasonable efforts to promptly provide additional Company financial information reasonably requested by Acquiror for inclusion in the Proxy Statement and any other filings to be made by Acquiror or the Company with the SEC.

Section V.5 FIRPTA and IRS Form W-9. At the Closing, the Company shall deliver to Acquiror a duly executed and valid (a) certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in any Company Entity is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), and (b) IRS Form W-9 from each of the Company Stockholders.

Section V.6 Termination of Affiliate Arrangements. As of immediately prior to the Closing, the Company shall take all actions necessary to cause any Affiliate Agreement, other than those set forth on Schedule V.6 (which shall continue to be in effect following the Closing), to be terminated without any further force and effect and with no further liability thereunder to any Company Entity and without any liability or other obligation to the Company following the Closing.

Section V.7 No Acquiror Stock Transactions. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and, to the Knowledge of the Company, each of its respective Representatives is aware or, upon receipt of any material nonpublic information of Acquiror, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws and Nasdaq on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Acquiror (other than to engage in the Transactions), take any other action with respect to Acquiror in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section V.8 Repayment of Employee Loans. The Company shall cause each loan made pursuant to a promissory note and pledge agreement between a Company Entity and each of the borrowers and holders, to the extent applicable, identified on Schedule V.8 in the amounts set forth next to each such borrower’s name on Schedule V.8, together with all accrued but unpaid interest thereon (collectively, the “Employee Loans”), to be repaid in full and terminated without any further force and effect and without any liability or other obligation to the Company, no later than one (1) Business Day prior to the Closing Date.

Section V.9 Notification. During the Interim Period, the Company shall use reasonable best efforts to notify Acquiror, within five (5) business days of becoming aware, in writing if there has occurred any event or occurrence that (i) causes any covenant or agreement of any of the Company Entities contained in this Agreement to be breached, (ii) renders inaccurate any representation or warranty of the Company contained in this Agreement or (iii) would reasonably be expected to result in a Company Material Adverse Effect, in each case of clauses (i) - (iii), such that it would result in the failure of any of the conditions set forth in Section VIII.2 to be satisfied on or before the Termination Date. The delivery of any such notice pursuant to this Section V.9 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder. Notwithstanding anything to the contrary, the Company shall not be in breach of this Section V.9 (including for purposes of the conditions set forth in Section VIII.2) unless and to the extent that it has committed a Willful Breach of this Section V.9.

Section V.10 Company Stockholder Approval. (a) The Company shall, as promptly as practicable after the Registration Statement Effectiveness Date, give notice in accordance with the DGCL and the certificate of incorporation and bylaws of the Company to all the Company Stockholders calling for a special meeting of such stockholders to consider and vote upon the adoption of this Agreement and the approval of the Mergers and the other Transactions contemplated hereby and shall hold such meeting as promptly as practicable after such notice is given (“Company Stockholder Meeting”). The Company and its board of directors shall cause the Company Stockholder Meeting to take place in accordance with the foregoing and in compliance with the Securities Act, the DGCL and the certificate of incorporation and bylaws of the Company and use commercially reasonable best efforts to secure the Company Stockholder Approval at the Company Stockholder Meeting. Notwithstanding the foregoing, at the election and option of the Company, the Company shall be permitted to obtain the Company Stockholder Approval, without a need for calling a Company Stockholder Meeting, by obtaining the written consent of holders of shares of voting capital stock of the Company representing the Company Stockholder Approval that is executed and delivered by such holders after the Registration Statement Effectiveness Date; provided, that, in the event that the Company elects to obtain the Company Stockholder Approval pursuant to such written consent, consents with respect to this Agreement, the Mergers and the other Transactions contemplated hereby will be solicited from all holders of shares of capital stock of the Company entitled to vote with respect to such matters. The Company shall use its commercially reasonable best efforts to cause the Company Stockholders to (i) vote (in person, by proxy or by action by written consent, as applicable) all of their shares of capital stock of the Company entitled to vote with respect to such matters in favor of, and adopt, the Mergers and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate the Acquisition Merger and (ii) execute and deliver all related documentation and take such other action in support of the Acquisition Merger as shall reasonably be requested by the Company in connection with the Acquisition Merger. (b) The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, amend, qualify or modify or (privately or publicly) propose to change, withdraw, withhold, amend, qualify or modify, the Company Board Recommendation unless it determines in good faith that such change is in the best interests of the Company. The Company Board shall publicly reaffirm the Company Board Recommendation within five (5) Business Days of receipt of a written request therefor from the Acquiror, provided that Company shall be obligated to make only two (2) such public reaffirmations.

Section V.11 Regulation Crowdfunding.

(a) The Company shall (i) timely make any appropriate filings pursuant to Section 4(a)(6) of the Securities Act and related regulations promulgated by the SEC (“Regulation CF”) with respect to the Company Entities’ ongoing disclosure obligations as outlined in Regulation CF and (ii) comply with all advertising and offering restrictions outlined in Regulation CF for the duration of any Company Entities’ offering thereunder.

(b) The Company will promptly update the documents related to the CF Offerings to reflect any material changes to the information provided therein, as required under Regulation CF, and the Company will file amendments to the Form C as necessary to ensure ongoing compliance with Regulation CF and to keep investors informed of any material developments.

(c) On a date no later than March 31, 2025 (the “CF Closing Date”) and subject to applicable Laws, the Company shall terminate any CF Offerings and cease any and all solicitation pursuant thereto. For the avoidance of doubt, the Company may complete any transactions representing a commitment to purchase securities in the CF Offerings after the CF Closing Date if the commitment was made prior to the CF Closing Date.

Section V.12 Compliance

(a) Within 45 days of execution of this Agreement, the Company will engage a nationally recognized professional employer organization and enter into employment agreements with the Company’s executive management team.

(b) Within 120 days of Closing, the Company will adopt and implement corporate policies and corporate compliance program described in Schedule III.17, with the adoption and implementation of adequate risk-based policies and procedures reasonably designed in accordance with industry practice.

ARTICLE VI.

COVENANTS OF ACQUIROR

Section VI.1 Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Reorganization Effective Time or Acquisition Effective Time, as applicable, Acquiror shall and shall cause the Second Surviving Entity and the Surviving Acquisition Corporation to indemnify and hold harmless each present and former director, officer and employee of each Company Entity and Acquiror and each of their respective Subsidiaries (the “D&O Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, claims, damages or losses incurred in connection with any claim, Action or threatened Action, whether civil, criminal, administrative, investigative or otherwise, arising out of or pertaining to matters existing or occurring at or prior to the Reorganization Effective Time or Acquisition Effective Time, as applicable, whether asserted or claimed prior to, at or after the Reorganization Effective Time or Acquisition Effective Time, as applicable, to the fullest extent permitted under applicable Law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall and shall cause each of its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Reorganization Effective Time or the Acquisition Effective

Time, as applicable, provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of D&O Indemnitees that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) Acquiror shall and shall cause to make best efforts to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Acquiror’s or the Company Entities’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided that if any claim is asserted or made, any insurance required to be maintained under this Section VI.1 shall be continued in respect of such claim until the final disposition thereof. Acquiror shall use its commercially reasonable efforts to maintain any D&O Tail Policy(s) in full force after the Closing for the past acts of any former director, officer and employee of the Acquiror and each of their respective Subsidiaries, the cost of which shall be included in Acquiror Expenses as defined in Section II.10(b). Without limiting the foregoing, the Company shall make best efforts to purchase, at the Company’s sole cost and expense, in connection with the Closing, a “tail” policy (a “D&O Tail Policy”) providing directors and officers liability insurance coverage for the benefit of any former director, officer and employee of the Company and each of their respective Subsidiaries. The Acquiror and the Company may mutually agree on whether to bind (i) a separate D&O policy for each of the (x) combined post-merger entity and its directors and officers, (y) the Acquiror tail policy and (z) the Company tail policy; or (ii) a combination policy which includes coverage for the combined post-merger entity and its directors and officers plus prior acts coverage for the Acquiror and the Company and their respective directors and officers (“Combination Policy”). In the event the Parties agree to a Combination Policy, the Parties shall agree to the respective cost allocations to be borne between the Parties.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section VI.1 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror, the Second Surviving Entity, the Surviving Acquisition Corporation and all successors and assigns of the Second Surviving Entity and the Surviving Acquisition Corporation. In the event that the Second Surviving Entity or the Surviving Acquisition Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger (other than, in the case of the Surviving Acquisition Corporation, pursuant to the Reorganization Merger) or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Second Surviving Entity or the Surviving Acquisition Corporation, as the case may be, shall succeed to the obligations set forth in this Section VI.1.

(d) The D&O Indemnitees are express third-party beneficiaries of this Section VI.1.

Section VI.2 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule VI.2, as required by this Agreement, as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed, except in the case of clause (ix) below which consent will be granted or withheld in the Company’s sole discretion), or as required by applicable Law (including Laws that are COVID-19 Measures), Acquiror shall not and shall not permit the Merger Subs to:

(i) change, amend, restate, supplement or otherwise modify any of the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of the Merger Subs;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of any of the Acquiror Parties; (B) split, combine or reclassify any Equity Securities of any of the Acquiror Parties; or (C) other than in connection with the Delaware Domestication or Acquiror Shareholder Redemption, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of any of the Acquiror Parties;

(iii) make, change or revoke any Tax election, adopt, change or revoke any accounting method with respect to Taxes, settle or compromise any Tax claim or Tax liability, enter into any closing agreement with respect to any Tax, file any Tax Return in a manner materially inconsistent with past practice or surrender any right to claim a refund of Taxes;

(iv) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment;

(v) other than in connection with the Delaware Domestication, enter into, renew or amend in any material respect any transaction or Contract with an Affiliate of Acquiror (including, for the avoidance of doubt, (A) the SPAC Sponsor and (B) any Person in which any sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) waive, release, compromise, settle or satisfy any pending or threatened material claim or Action or compromise or settle any liability;

(vii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness; provided, that Acquiror shall be permitted to incur such Indebtedness from its Affiliates in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Acquiror in due course on a noninterest basis and otherwise on commercially reasonable terms and conditions and repayable in cash at the Closing;

(viii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any equity interests other than in connection with the Delaware Domestication, Acquiror PIPE Investment or Capital Investment or (B) amend, modify or waive any of the terms or rights set forth in any Acquiror Public Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than in connection with the Delaware Domestication;

(ix) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission that is payable by the Company or any of its Affiliates, or by Acquiror or any of its Subsidiaries in connection with the Transactions other than in connection with the Acquiror PIPE Investment, Capital Investment or to fulfill the actions on Schedule VI.7; or

(x) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section VI.2(a).

(b) During the Interim Period, each of the Acquiror Parties shall comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement, the Transaction Agreements and all other agreements or Contracts to which an Acquiror Party is party.

Section VI.3 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with and pursuant to the Trust Agreement, (a) at the Closing, Acquiror shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to pay (A) as and when due all amounts payable to the Acquiror Shareholders pursuant to the Acquiror Shareholder Redemption and (B) all remaining amounts then available in the Trust Account to Acquiror for immediate use, or as otherwise directed by the Acquiror and agreed to by the Company, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

Section VI.4 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror by third parties that may be in Acquiror’s possession from time to time, and except for any information which (x) is prohibited from being disclosed by applicable Law or (y) on the advice of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, and with reasonable advance notice, so long as reasonably feasible or permissible under applicable Law, to the books, Tax Returns, records and appropriate officers and employees of Acquiror, and shall use its reasonable best efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror, in each case as the Company and its Representatives may reasonably request for purposes of the Transactions. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section VI.5 Section 16 Matters. Prior to the Reorganization Effective Time, Acquiror’s board of directors or an appropriate committee thereof shall take all such steps as may be required to adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement by any officer or director of Acquiror or the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) of the Exchange Act) of Acquiror for purposes of Section 16 of the Exchange Act will be an exempt transaction under such rules and regulations.

Section VI.6 Incentive Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan (the “Incentive Equity Plan”) in the form to be agreed by the Parties pursuant to Section VII.1(a). The Incentive Equity Plan shall provide that an aggregate number of shares of Acquiror Common Stock equal to 10% of the total number of shares of Acquiror Common Stock outstanding upon the Closing on a fully diluted basis shall be reserved for issuance pursuant to the Incentive Equity Plan (plus customary evergreen provisions). Acquiror shall file with the SEC a registration statement on Form S-8 (the “Form S-8”) (or any successor form or comparable form in another relevant jurisdiction) relating to Acquiror Common Stock issuable pursuant to the Incentive Equity Plan. Such registration statement shall be filed as soon as reasonably practicable after registration of shares on Form S-8, or any successor form or comparable form in another relevant jurisdiction, first becomes available to Acquiror, and Acquiror shall use commercially reasonable best efforts to maintain the effectiveness of such registration statement for so long as any awards issued under the Incentive Equity Plan remain outstanding.

Section VI.7 Nasdaq Listing. (a) From the date hereof through December 9, 2024, Acquiror shall use its best efforts to remain listed as a public company on the Nasdaq and for the Acquiror Ordinary Shares to be tradable over the applicable Nasdaq market. From December 9, 2024 through the Closing, Acquiror shall use its best efforts to take the actions described on Schedule VI.7 with respect to the Acquiror Ordinary Shares. (b) The Acquiror shall use its best efforts to prepare and submit to the Nasdaq a listing application covering shares of Acquiror Class A Common Stock and Acquiror Warrants (but in the case of Acquiror Warrants, only to the extent issued as of the date hereof) to be listed on the Nasdaq and shall obtain approval for such shares of Acquiror Class A Common Stock and Acquiror Warrants.

Section VI.8 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section VI.9 Acquiror Board Recommendation. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, amend, qualify or modify or (privately or publicly) propose to change, withdraw, withhold, amend, qualify or modify, the Acquiror Board Recommendation unless it determines in good faith that such change is in the best interests of the Acquiror. The Acquiror Board shall publicly reaffirm the Acquiror Board Recommendation within five (5) Business Days of receipt of a written request therefor from the Company, provided that Acquiror shall be obligated to make only two (2) such public reaffirmations.

Section VI.10 Assumption of Company Convertible Notes. Conditioned expressly on the filing and acceptance of the Acquisition Certificate of Merger, at the Acquisition Effective Time Acquiror will assume the Company Convertible Notes pursuant to the terms and condition set forth in the related Note Purchase Agreements.

ARTICLE VII.

JOINT COVENANTS

Section VII.1 Efforts to Consummate.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things that are legal, commercially reasonable and not detrimental to the party’s interests, to consummate and make effective as promptly as reasonably practicable the Transactions contemplated by this Agreement (including (i) preparation and agreement upon the form of each of (A) the Company Stockholder Approval, (B) (i) the Plan of Domestication and (ii) the Acquiror Certificate of Domestication, (C) the Combined Company Certificate of Incorporation, (D) the Acquiror Delaware Bylaws, (E) the Lockup Agreement, (F) the A&R Registration Rights Agreement, (G) the Reorganization Certificate of Merger, (H) the Acquisition Certificate of Merger, (I) the Incentive Equity Plan and (J) the amended and restated Warrant Agreement, (ii) the satisfaction of the closing conditions set forth in Article VIII and (iii) consummating the Capital Investment in accordance with Section VII.7). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to: (y) obtain any Consents from, or file any notices to, any Governmental Authorities or other Persons necessary to change the name of the authorized permittee of any Permits held by a Company Entity to the name of the Surviving Acquisition Corporation or the Second Surviving Entity (as the case may be), as necessary for the continued lawful conduct of the respective business of such Company Entity after Closing, and (z) obtain, file with or deliver to, as applicable, any Consents of, or notices to, any Governmental Authorities (including any applicable Competition Authorities) or other Persons necessary to consummate the Transactions and the transactions contemplated by the Transaction Agreements. Each Party shall (I) make any appropriate filings pursuant to the HSR Act with respect to the Transactions as promptly as practicable, but in no event shall such filing be made after the effectiveness of the Registration Statement (as defined below), (II) submit notifications (including draft notifications, as applicable), filings, notices and other required submissions pursuant to the Competition Laws or Investment Screening Laws of the other jurisdictions set forth on Schedule VIII.1(a) with respect to the transactions contemplated by this Agreement as promptly as practicable following the date of this Agreement (and any filing fees associated with any such filings shall be paid by the Company), (III) respond as promptly as reasonably practicable to any requests by any Governmental Authority (including any Competition Authorities) for additional information and documentary material that may be requested pursuant to any Competition Laws (including the HSR Act) or Investment Screening Laws and (IV) contest, resist, and defend against Action instituted (or threatened to be instituted) by a Governmental Authority or private party challenging under Competition Laws this Agreement or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, and to have vacated, modified, suspended, eliminated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, enjoins, prohibits, makes unlawful, restricts or delays consummation of the transactions contemplated by this Agreement. Acquiror shall promptly inform the Company of any communication between any Acquiror Party, on the one hand, and any Governmental Authority (including any Competition Authorities), on the other hand, and the Company shall promptly inform Acquiror of any communication between the Company, on the one hand, and any Governmental Authority, on the other hand, in either case, regarding any of the Transactions or any Transaction Agreement. Without limiting the foregoing, each Party and its respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or any other Competition Laws or Investment Screening Laws or enter into any agreement with any Governmental Authority not to consummate the Transactions or by the other Transaction Agreements, except with the prior written consent of Acquiror and the Company.

(b) During the Interim Period, the Acquiror Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Acquiror Party) or Acquiror (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Authority (including any Competition Authorities) relating to the Transactions or the Transaction Agreements. Notwithstanding anything to the contrary contained herein, materials provided to the other Party or its outside counsel pursuant to this Section VII.1 may be redacted (x) to remove references concerning valuation of the Company Entities, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable legal privilege or confidentiality concerns. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Authority in connection with the Transactions unless it consults with, in the case of any Acquiror Party, the Company, or, in the case of the Company, Acquiror in advance and, to the extent not prohibited by such Competition Authority, gives, in the case of any Acquiror Party, the Company, or, in the case of the Company, Acquiror, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, (i) in the event that this Section VII.1 conflicts with any other covenant or agreement in this Agreement that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict and (ii) other than for de minimis costs and expenses, in no event shall Acquiror, the Merger Subs or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which a Company Entity is a party or otherwise in connection with the consummation of the Transactions; provided that any fees relating to any filings under Competition Laws (including HSR) or Investment Screening Laws shall be borne by the Company.

(d) During the Interim Period, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Acquiror, any of the Acquiror

Parties or any of their respective Representatives (in their capacity as a representative of an Acquiror Party) or, in the case of the Company or any of its respective Representatives (in their capacity as a representative of the Company). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.

Section VII.2 Registration Statement; Proxy Statement; Special Meeting.

(a) Registration Statement and Proxy Statement. As promptly as reasonably practicable after the execution of this Agreement, Acquiror and the Company (the “Co-Registrants”) shall jointly prepare and the Co-Registrants shall file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) registering the Acquiror Common Stock to be issued in the Reorganization Merger and the Acquisition Merger Consideration for offer and sale under the Securities Act. Any Acquiror Common Stock issued in connection with the Merger will be registered on Form S-4, and any Acquiror Shareholder that does not participate in the Acquiror Shareholder Redemption (“Continuing Shareholders”) and Acquiror will enter into a customary registration rights agreement providing the Continuing Shareholders with customary shelf, piggyback and demand registration rights. The Registration Statement shall include a proxy statement/prospectus in connection with the Transactions (as amended or supplemented, the “Proxy Statement”) to be filed by the Acquiror on Schedule 14A and used for soliciting proxies from holders of Acquiror Class A Ordinary Shares to vote at the Special Meeting, as adjourned or postponed, in favor of the Acquiror Shareholder Matters. The Co-Registrants will provide each other, as promptly as reasonably practicable, with such specific information concerning each the Co-Registrant, including but not limited to financial statements, corporate structure and any other relevant business information, as may be necessary for the inclusion in the Registration Statement, Proxy Statement and Other Filings (as defined below) to comply with all applicable provisions of rules and regulations under the Securities Act, the Exchange Act, the Companies Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and Proxy Statement and the solicitation of proxies thereunder, the calling and holding of the Special Meeting and the preparation and filing of the Other Filings. The information relating to any Company Entity furnished by or on behalf of the Company in writing expressly for inclusion in such filings will not, (i) in the case of the Registration Statement and the Proxy Statement, as of (A) the Registration Statement Effectiveness Date, (B) the date of mailing of the Registration Statement and Proxy Statement to the holders of Acquiror Ordinary Shares, (C) the date and time of the Special Meeting or (D) the Reorganization Effective Time or the Acquisition Effective Time or (ii) in the case of any Other Filing, on the date of its filing, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at such time and in light of the circumstances under which they were made, not false or misleading. Without limiting the foregoing, Acquiror will use its best efforts to ensure that (i) the Registration Statement and Proxy Statement do not, as of (A) the Registration Statement Effectiveness Date, (B) the date of mailing of the

Registration Statement and Proxy Statement to the holders of Acquiror Ordinary Shares, (C) the date and time of the Special Meeting or (D) the Reorganization Effective Time or the Acquisition Effective Time and (ii) any Other Filing does not, as of the date of its filing, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not false or misleading. Whenever any information is discovered or event occurs which would reasonably be expected to result in the Registration Statement or Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Acquiror or the Company, as the case may be, will promptly inform the other Party of such occurrence and cooperate in Acquiror filing with the SEC or its staff or any other Governmental Authority, and/or mailing to Acquiror Shareholders, an amendment or supplement to the Registration Statement or Proxy Statement, as applicable. The Co-Registrants shall use their commercially reasonable efforts to (1) cause the Registration Statement and Proxy Statement and Other Filings to, when filed with the SEC, comply in all material respects with all legal requirements applicable thereto, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement and Proxy Statement, (3) cause all comments from the SEC on the Registration Statement and Proxy Statement to be cleared as promptly as practicable and (4) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Any fees relating to the filing of the Registration Statement or the Proxy Statement shall be borne by the Company.

(b) Comment Period. Each of the Co-Registrants will notify the other party promptly upon the receipt of any comments from the SEC or its staff or any request by the SEC, its staff or any other Governmental Authority for amendments or supplements to the Registration Statement, Proxy Statement or any Other Filing (as defined below) or for additional information, and will provide a copy of all written correspondence (or, to the extent such correspondence is oral, a complete summary thereof) from the SEC, its staff or any other Governmental Authority. The Co-Registrants shall jointly prepare and the Co-Registrants shall file with the SEC any response letters to any comments from the SEC. Prior to the Registration Statement Effectiveness Date (as defined below), the Co-Registrants will take all action necessary under applicable Law to establish a record date for the Special Meeting.

(c) Effectiveness; Mailing; Proxy Solicitation. Acquiror shall cause Registration Statement and Proxy Statement to be mailed to the Acquiror Shareholders as soon as practicable after the date on which all SEC comments to the Registration Statement and Proxy Statement have been cleared and the Registration Statement becomes effective (the “Registration Statement Effectiveness Date”) (but in any event, within five (5) Business Days following such date, or such later time as may be agreed by the Co-Registrants) for the purpose of soliciting the proxies described in Section VII.2(a). Acquiror shall include the Acquiror Board Recommendation in the Proxy Statement, shall not withdraw or modify the Acquiror Board Recommendation and shall otherwise take all lawful action to solicit and obtain the Required Acquiror Shareholder Approval. Acquiror will keep the Company reasonably informed regarding all matters relating to the proxy solicitation process, including by promptly furnishing any voting or proxy solicitation reports received by Acquiror and similar updates regarding any requests for redemptions of Acquiror Class A Ordinary Shares (“Acquiror Shareholder Redemption”). With respect to any such shareholder outreach by Acquiror, the Company shall use commercially reasonable efforts to provide to Acquiror, and will use its commercially reasonable efforts to cause its Affiliates and Representatives, including legal and accounting representatives, to provide to Acquiror all cooperation reasonably requested by Acquiror that is customary and reasonable in connection with such outreach including, among other things, (i) furnishing Acquiror reasonably promptly following Acquiror’s request with information reasonably available to it regarding the Company Entities (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company Entities) customary for such outreach activities, (ii) causing each of its Representatives with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions in connection with such outreach activities, (iii) assisting with the preparation of marketing materials and similar documents required in connection with such outreach activities, (iv) providing reasonable assistance to Acquiror in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in any outreach activities and (v) cooperating with requests for due diligence to the extent customary and reasonable.

(d) Special Meeting. Acquiror will use its reasonable best efforts to take, in accordance with applicable Law, Nasdaq rules and the Acquiror Organizational Documents, all action necessary to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders (the “Special Meeting”) as promptly as reasonably practicable after the Registration Statement Effectiveness Date, to (i) consider and vote upon the approval of the Acquiror Shareholder Matters and to cause such vote to be taken and (ii) provide the Acquiror Shareholders with the opportunity to elect to effect a redemption of Acquiror Class A Ordinary Shares in exchange for a pro rata portion of the proceeds of the Trust Account. Acquiror may only elect (in consultation with the Company) to postpone or adjourn such meeting if (A) a postponement or adjournment is required by Law, (B) as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are less than the minimum number of Acquiror Ordinary Shares represented (either in person or by proxy) as required by the Acquiror’s bylaws to approve the Acquiror Shareholder Matters or to constitute a quorum necessary to conduct the business of the Special Meeting or (C) a postponement or adjournment is required to provide additional time to consummate the Transactions, provided that such additional time shall not exceed a reasonable period as agreed upon by both parties; provided that such meeting (I) may not be adjourned to a date that is more than five (5) days after the date for which the Special Meeting was originally scheduled (except to the extent required by applicable Law) and (II) shall not be held later than two (2) Business Days prior to the Termination Date. Acquiror shall, following the Registration Statement Effectiveness Date, use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of the Acquiror Shareholder Matters at the Special Meeting, including as such Special Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting from Acquiror Shareholders proxies in favor of the Acquiror Shareholder Matters and including in the Proxy Statement the Acquiror Board Recommendation. Each party shall keep the other party reasonably informed regarding all matters relating to the Acquiror Shareholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by such party in respect of such matters and similar updates regarding any Acquiror Shareholder Redemptions.

(e) Other Filings. As promptly as reasonably practicable after the execution of this Agreement (or as promptly as reasonably practical after the occurrence of any event or circumstance requiring the filing, issuance or other submission or public disclosure of any such filing, notice, statement, report or other document), Acquiror and the Company will, in consultation with each other, prepare and file, issue or submit or publicly disclose any other filings, notices, statements, reports or other documents required under, and in accordance with, the Exchange Act, the Securities Act, applicable Nasdaq listing rules, the Companies Act, DGCL or any other Laws relating to the Transactions (collectively, the “Other Filings”). At a reasonable time prior to the filing, issuance or other submission or public disclosure of any Other Filing, the Acquiror or Company, as applicable, shall be given an opportunity to review and comment upon drafts of such Other Filings, all comments that are pertinent to the Other Filings and do not impose undue burden or risk on the Party of whom such Other Filing is required (“reasonable comments”) shall be accepted and incorporated, and the Party of whom such Other Filing is required shall give its prior written consent to the form thereof prior to filing, issuance, submission or disclosure thereof. If a party unreasonably withholds, conditions, or delays its consent, the other party may proceed with the filing, issuance, submission or disclosure as long as it has made a good faith effort to incorporate the comments provided.

Section VII.3 Exclusivity.

(a) During the Interim Period, no Company Entity, nor any of its Representatives acting on its behalf (including the Company Stockholders) will (and the Company will cause its Representatives (including the Company Stockholders) not to), directly or indirectly, initiate, solicit, encourage, provide any information with respect to or participate in discussions, negotiations or transactions with any Person (other than Acquiror and its Representatives (including the Insiders)), or enter into or deliver any agreement (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument), with respect to any sale or other disposition (however effected) of all or substantially all of the assets of any Company Entity or its respective Equity Securities other than the Transactions contemplated by this Agreement (a “Company Alternative Transaction”) nor shall it permit any of its Representatives (including any Company Stockholder) to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage or respond to any proposal with respect to a Company Alternative Transaction. The Company shall advise Acquiror within five (5) business days of any inquiry or proposal regarding a Company Alternative Transaction it may receive following the date hereof (including the terms related thereto). The Company and its Representatives (including the Company Stockholders) shall immediately discontinue any discussions or negotiations relating to any Company Alternative Transaction.

(b) During the Interim Period, neither Acquiror nor any of its Representatives acting on its behalf (including any Insider) will (and Acquiror will cause its Representatives (including any Insider) not to), directly or indirectly, initiate, solicit, encourage, provide any information with respect to or participate in, discussions, negotiations and/or transactions with any person (other than the Company and its Representatives (including the Company Stockholders)) and/or enter into or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument), with respect to any business combination transaction involving Acquiror and all or a material portion of the asset(s) and/or business(es) of any other person(s), whether by way of stock purchase, asset purchase, merger, business combination or otherwise, other than the Transactions contemplated by this Agreement (a “Acquiror Alternative Transaction”) nor shall it permit any of its Representatives (including any Insider) to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage or respond to any proposal with respect to an Acquiror Alternative Transaction. Acquiror and its Representatives (including any Insider) shall immediately discontinue any and all discussions or negotiations relating to any Acquiror Alternative Transaction.

(c) Notwithstanding anything to the contrary, no Party shall be in breach of this Section VII.3 (including for the purposes of any of the conditions set forth in Section VIII.2 or Section VIII.3) unless and to the extent that such Party has committed a Willful Breach of this Section VII.3.

Section VII.4 Tax Matters.

(a) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax), each of Acquiror, the Merger Subs and the Company intend that the Delaware Domestication will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that the Mergers constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Income Tax Treatment”). Acquiror, the Merger Subs and the Company will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment set forth in this Section VII.4(a) and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a change in law after the date of this Agreement or a determination within the meaning of Section 1313(a) of the Code. Each of Acquiror, the Merger Subs and the Company agrees to notify all other Parties within five (5) business days of any challenge to the Intended Income Tax Treatment by any Governmental Authority. Acquiror, the Merger Subs and the Company shall cooperate with each other and their respective counsel to document and support the treatment of the Mergers and the Delaware Domestication in a manner consistent with the Intended Income Tax Treatment, including by providing any factual support letters, if applicable.

(b) None of Acquiror, the Merger Subs or the Company shall take or cause to be taken, any action which could reasonably be expected to prevent the Mergers or the Delaware Domestication from qualifying for the Intended Income Tax Treatment, unless otherwise required by applicable law or as contemplated by this Agreement. The Company, Acquiror, and the Merger Subs hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(c) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby will be borne by the Company. Each of Acquiror, the Merger Subs and the Company shall use reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any transfer Tax that could be imposed in connection with the transactions contemplated hereby.

Section VII.5 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of Acquiror, no Company Affiliate or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law, in which case Acquiror or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance; provided, that each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective Representatives and indirect current or prospective limited partners or investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent or with any Governmental Authorities under Section VII.1.

Section VII.6 Post-Closing Directors and Officers. (a) Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all such action within its power as may be necessary or appropriate such that effective as of the Acquisition Effective Time, the board of directors and officers of Acquiror will be comprised of the seven (7) persons listed on Schedule VII.6, of which at least four (4) shall meet (a) the independence requirements of Nasdaq, and with respect to members of the Acquiror’s audit committee, and (b) the enhanced independence standards contained in Rule 10A-3(b)(1) promulgated by the SEC under the Exchange Act. All such persons shall be agreed upon by Acquiror and the Company except that such board of directors shall include one (1) director chosen solely by the current board of directors of Acquiror. The board of directors shall consist of 3 classes. Directors of the first class shall be elected at the first annual meeting of stockholders following the Closing Date to hold office for a term expiring at the next succeeding annual meeting; directors of the second class shall be elected at the second annual meeting following the adoption of the Closing Date to hold office for a term expiring at the second succeeding annual meeting; and directors of the third class shall be elected at the third annual meeting following the Closing Date to hold office for a term expiring at the third succeeding annual meeting. At each annual meeting thereafter, directors shall be elected to hold office for a term expiring at the first succeeding annual meeting following their election. At or prior to the Closing, the Acquiror will provide each director with a customary director indemnification agreement, in form and substance reasonably acceptable to the Parties.

(b) The Parties shall take all action necessary, including causing the executive officers of Acquiror to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Acquiror immediately after the Closing will be the same individuals as that of the Company immediately prior to the Closing.

Section VII.7 Capital Investment and Bridge Financing.

(a) During the Interim Period, Acquiror and the Company shall use best efforts to identify and obtain commitments from potential investors (the “Capital Investors”) for an investment to meet the Minimum Cash Requirement to be consummated prior to or concurrently with the Closing (“Capital Investment”). The terms of the Capital Investment shall be mutually agreed upon by Acquiror and the Company and set forth in subscription, not purchase or other purchase agreements in form and substance satisfactory to each of them (the “Capital Investment Agreements”) and can include an Acquiror PIPE Investment. Acquiror will prepare the Capital Investment Agreements or cause the Capital Investment Agreements to be prepared. The Company shall reasonably cooperate in obtaining the Capital Investment and preparing the Capital Investment Agreements by, in a timely manner, (a) providing such information and assistance as the Acquiror may reasonably request, (b) granting such access to potential Capital Investors and their representatives as may reasonably be necessary for their due diligence and (c) causing its respective senior management teams to participate in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Capital Investment, subject, in the case of clauses (a) and (b), to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company by third parties, and except, in the case of clauses (a) and (b), for any information which (i) is prohibited from being disclosed by applicable Law or (ii) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure. Acquiror and Company shall each use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the Capital Investment to be consummated on the terms set forth in the Capital Investment Agreements, including using its best efforts to (A) maintain in full force and effect the Capital Investment Agreements in accordance with the terms thereof, (B) satisfy on a timely basis all conditions to obtaining the Capital Investment set forth in the Capital Investment Agreements that are applicable to Acquiror and within the control of Acquiror or the Company, as the case may be, (C) cause the investors to fund the Capital Investment prior to or concurrently with the Closing, (D) comply on a timely basis with the Company or the Acquiror’s obligations under the Capital Investment Agreements and (E) enforce the Company and the Acquiror’s rights under the Capital Investment Agreements. Any fees relating to the Capital Investment shall be borne by the Company.

(b) If the Closing Date shall not have occurred by March 3, 2025, Acquiror and the Company shall use best efforts to consummate a bridge financing with aggregate gross proceeds of two million dollars ($2,000,000.00) on or prior to March 3, 2025 (the “First Bridge Financing”). If the Closing Date shall not have occurred by April 1, 2025, Acquiror and the Company shall use best efforts to consummate a bridge financing with aggregate gross proceeds of two million dollars ($2,000,000.00) on or prior to April 1, 2025 (the “Second Bridge Financing” and together with the First Bridge Financing, the “Bridge Financings”).

ARTICLE VIII.

CONDITIONS TO OBLIGATIONS

Section VIII.1 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Delaware Domestication and the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a) Competition Approvals. The applicable waiting period under the HSR Act in respect of the Transactions shall have expired or been terminated, or it shall have been determined and agreed by the Parties that no filing or waiting period under the HSR Act is required in respect of the Transactions. All Consents relating to Competition Laws in the jurisdictions set forth on Schedule VIII.1(a) have been obtained or made, as applicable, and any waiting periods thereunder have terminated or expired.

(b) No Prohibition. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting or having the effect of making illegal the consummation of the Delaware Domestication or the Mergers.

(c) Acquiror Shareholder Approval. The Required Acquiror Shareholder Approval shall have been obtained.

(d) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(e) Stock Exchange Approval. The Acquiror Common Stock to be issued in connection with the Delaware Domestication and the Transactions shall have been conditionally approved for listing upon the Closing on the Nasdaq, subject to any requirement to have a sufficient number of round lot holders of the Acquiror Common Stock (provided that such condition shall not apply to the extent the shares of Acquiror Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of the Company not permitting a sufficient number of shares of Acquiror Common Stock to be issued to non-affiliates to be excluded from lock-up or other contractual restrictions).

Section VIII.2 Additional Conditions to Obligations of Acquiror Parties. The obligations of the Acquiror Parties to consummate, or cause to be consummated, the Delaware Domestication and the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (in whole or in part) in writing by Acquiror in its sole discretion:

(a) Representations and Warranties of the Company.

(i) Each of the representations and warranties of the Company contained in Section III.1 (Corporate Organization of the Company Entities), Section III.2 (Due Authorization), Section III.14 (Taxes), Section III.18 (Environmental Matters) and Section III.19 (Brokers’ Fees) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects that would have a significant impact on the value, assets, liabilities, or operations of the Company Entities as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section III.5 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(iii) Each of the other representations and warranties of the Company contained in Article III shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of the Company) does not, or is not reasonably expected to, constitute a Company Material Adverse Effect.

(c) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate, dated the Closing Date, to the effect that the conditions specified in Section VIII.2(a) and Section VIII.2(b) have been satisfied.

(d) Lockup Agreement. The Lockup Agreements shall have been duly executed and delivered to Acquiror.

(e) Employment Agreements. Employment agreements between Acquiror and the individuals listed on Schedule VIII.2(e), in a form reasonably acceptable to Acquiror and containing customary noncompete provisions, shall have been duly executed by such individuals and delivered to Acquiror.

(f) Repayment of Employee Loans. Each Employee Loan from any individual that would be a “named executive officer” with regards to the proxy statement for Acquiror’s next annual meeting shall have been repaid in full prior to the Closing Date.

(g) Patent Recordations. Patent assignments, in a form reasonably acceptable to Acquiror and in a customary form for recordation with the United States Patent and Trademark Office, identifying specifically by name and patent application number all pending patent applications listed on Schedule III.17(a) and establishing complete chain of title from the inventors to the Company, shall have been duly executed by the necessary parties and delivered to Acquiror.

Section VIII.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (in whole or in part) in writing by the Company in its sole discretion:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Acquiror Parties contained in Section IV.1 (Corporate Organization), Section IV.3 (Due Authorization) and Section IV.11 (Brokers’ Fees) shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Acquiror Parties contained in Section IV.17 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(iii) Each of the other representations and warranties of the Acquiror Parties contained in Article IV shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of the Acquiror Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of the Acquiror) does not, or is not reasonably expected to constitute an Acquiror Material Adverse Effect, and the certificate delivered by the Acquiror pursuant to Section VIII.3(c) shall include a provision to such effect.

(c) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the Knowledge and belief of such officer, the conditions specified in Section VIII.3(a) and Section VIII.3(b) have been satisfied.

(d) Lockup Agreement. The Lockup Agreements shall have been duly executed and delivered to the Company Stockholders.

(e) A&R Registration Rights Agreement. Acquiror shall have delivered to the Company Stockholders a copy of the A&R Registration Rights Agreement, in the form attached as Exhibit D, duly executed by Acquiror and the Sponsor (“A&R Registration Rights Agreement”).

(f) Required Funds. The Cash Amount shall equal or exceed $14,000,000 (the “Minimum Cash Requirement”).

(g) Trust Account. In accordance with and pursuant to the Trust Agreement, Acquiror shall have made all necessary and appropriate arrangements with the trustee to the Trust Account to have, subject to Section VI.3, all of the funds contained in the Trust Account disbursed to Acquiror, all of the funds contained in the Trust Account shall have been actually disbursed to Acquiror and all such funds disbursed from the Trust Account to Acquiror shall be available to Acquiror in respect of all of the obligations of Acquiror, as applicable, set forth in this Agreement.

(h) Bridge Financings. Subject to the Company’s achievement of the milestones listed on Schedule IX.1(g), the Company has received or arranged to receive the net proceeds from the Bridge Financings.

ARTICLE IX.

TERMINATION/EFFECTIVENESS

Section IX.1 Termination. This Agreement may be validly terminated, and the Transactions may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of Acquiror and the Company;

(b) by either Acquiror or the Company, if there shall be in effect any (i) Law or (ii) Governmental Order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Delaware Domestication or the Mergers and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c) by either Acquiror or the Company, if the Acquisition Effective Time has not occurred by 11:59 p.m., New York City time, on June 2, 2025 (the “Termination Date”); provided, further, that the right to terminate this Agreement pursuant to this Section IX.1(c) will not be available to any Party whose material breach of any provision of this Agreement caused or resulted in the failure of the Merger to be consummated by such time;

(d) by either Acquiror or the Company, if Acquiror fails to obtain the Required Acquiror Shareholder Approval upon vote taken thereon at the Special Meeting (or at a meeting of the Acquiror Shareholders following any adjournment or postponement thereof); provided that the right to terminate this Agreement under this Section IX.1(d) shall not be available to any Party if such Party has materially breached Section VII.2;

(e) by Acquiror, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section VIII.2(a) or Section VIII.2(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, is not cured by the Company before the earlier of (x) the third (3rd) Business Day immediately prior to the Termination Date and (y) the 45th (forty-fifth) day following receipt of written notice from Acquiror of such breach or failure to perform; provided that Acquiror shall not have the right to terminate this Agreement pursuant to this Section IX.1(e) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(f) by the Company, if Acquiror or the Merger Subs has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section VIII.3(a) or Section VIII.3(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by Acquiror or the Merger Subs by the Termination Date, is not cured by Acquiror or the Merger Subs, as applicable, before the earlier of (x) the 3rd (third) Business Day immediately prior to the Termination Date and (y) the 45th (forty-fifth) day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section IX.1(f) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(g) by the Company, if on March 1, 2025, the Company has fulfilled the milestones set forth in Schedule IX.1(g) and the First Bridge Financing has not been secured or if on April 1, 2025 the Company has fulfilled the milestones set forth in Schedule IX.1(g) and the Second Bridge Financing has not been secured; or

(h) by Acquiror, by written notice to the Company, if the Company fails to deliver the Company Stockholder Approval, duly executed by the Company Stockholders, within five (5) days following the Registration Statement Effectiveness Date; provided that Acquiror shall have no right to terminate this Agreement pursuant to this Section IX.1(h) at any time following the delivery of the Company Stockholder Approval, even if the Company Stockholder Approval is delivered following such five (5) day period.

Section IX.2 Effect of Termination. Except as otherwise set forth in this Section IX.2 or Section X.13, in the event of the termination of this Agreement pursuant to Section IX.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its Affiliates’ Representatives, other than liability of any Party for any Fraud or any Willful Breach of this Agreement by such Party occurring prior to such termination. The provisions of Section VII.5 (Confidentiality; Publicity), this Section IX.2 (Effect of Termination), Section IX.3 (Termination Fee) and Article X (Miscellaneous) and the Confidentiality Agreement, shall in each case survive any termination of this Agreement.

Section IX.3 Termination Fee. In the event this Agreement is terminated under Section IX.1(e), the Company shall pay or cause to be paid seven hundred fifty thousand dollars ($750,000.00) to the Acquiror or its designees through wire transfer of same-day funds within seven Business Days of such termination to an account designated in writing by the SPAC (which account shall be designated by the SPAC upon written request to allow the Company to pay or cause to be paid the termination fee payable hereunder within the time period required) and the parties will execute mutual releases.

ARTICLE X.

MISCELLANEOUS

Section X.1 Waiver. At any time and from time to time prior to the Closing, Acquiror and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Acquiror and the Merger Subs shall each be deemed a single Party for purposes of this Section X.1). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section X.2 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror or the Merger Subs to:

Target Global Acquisition I Corp.

P.O. Box 10176

Governor’s Square 23

Lime Tree Bay Avenue, Grand Cayman

KY-1102, Cayman Islands

Attention: Mike Minnick

Email:

with a copy (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attention: Alice Hsu

Email:

(b)	If to the Company to:

VenHub Global, Inc.

518 South Fair Oaks Avenue

Pasadena, CA 91105

Attention: Shahan Ohanessian

Email:

with a copy (which shall not constitute notice) to:

Smith Eilers, PLLC

149 South Lexington Ave.

Asheville, NC 28801

Attention: William Eilers

Email:

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section X.3 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section X.3 shall be null and void, ab initio.

Section X.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing (a) in the event the Closing occurs, D&O Indemnitees are intended third-party beneficiaries of, and may enforce, Section VI.1, (b) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section X.14 and Section X.15, (c) the Company Stockholders are intended third-party beneficiaries of, and may enforce, Section X.17, (d) the Continuing Shareholders are intended to be third-party beneficiaries of, and may enforce, Section IV.18 and (e) Acquiror Shareholders are intended to be third-party beneficiaries of, and may enforce, Section VI.3.

Section X.5 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants, provided that the aggregate expenses of both Acquiror and the Company to be paid by the combined company shall not exceed $10,500,000 in total, whereby Acquiror’s expenses shall not exceed $6,250,000 (not including any potential taxes payable by Acquiror in connection with the consummation of the Transaction and excluding any advisory fees).

Section X.6 Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section X.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as Docusign) shall have the same legal effect as original signatures and shall be considered original executed counterparts.

Section X.8 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement unless the context shall otherwise require. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section X.9 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) which, for the avoidance of doubt, shall not constitute part of this Agreement pursuant to Section 268 of the DGCL, but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein), the other Transaction Agreements constitute the entire agreement among the Parties relating to the transactions contemplated hereby and thereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section X.10 Amendments. This Agreement may be amended or modified in whole or in part, only by an agreement in writing executed by each of the Parties in the same manner as this Agreement and which refers to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section IX.1 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section X.10.

Section X.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

Section X.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions shall be brought in the Delaware Court of Chancery, and if the Delaware Court of Chancery does not have or take jurisdiction over such Action, any other federal or state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section X.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section X.13 Enforcement. The Parties agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to preliminary and permanent injunctive relief, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of irreparable harm, prior to the valid termination of this Agreement in accordance with Section IX.1, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance or other injunctive relief is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of, and to enforce specifically the terms and provisions of, this Agreement in accordance with this Section X.13 shall not be required to provide any bond or other security in connection with any such injunction.

Section X.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror, or the Merger Subs under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”). For the avoidance of doubt, this Section X.14 shall not apply to any express obligation of any named party to any other Transaction Agreements under the express terms of such Transaction Agreement.

Section X.15 Non-Survival. Notwithstanding anything herein or otherwise to the contrary, none of the representations, warranties, covenants, obligations or other agreements of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and, from and after the Closing, no Action shall be brought and no recourse shall be had against or from any Person in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of Fraud against the Party committing such Fraud. All such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of Closing (and there shall be no liability after the Closing in respect thereof). Notwithstanding the foregoing, (a) those covenants and agreements contained herein that by their terms expressly require performance after the Closing shall survive the Acquisition Effective Time but only with respect to that portion of such covenant or agreement that is expressly to be performed following the Closing and (b) this Article X and Section IX.3 shall survive the Closing. For the avoidance of doubt, the terms of the Lockup Agreement and A&R Registration Rights Agreement shall not be affected by this Section X.15.

Section X.16 Non-Reliance. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article III constitute the sole and exclusive representations and warranties in respect of the Company; (c) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties in respect of Acquiror and the Merger Subs; (d) except for the representations and warranties in Article III by the Company and the representations and warranties in Article IV by the Acquiror Parties, none of the Parties or any other Person (including any of the Non-Recourse Parties) makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) neither Party nor any of its Affiliates is relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article III by the Company and the representations and warranties in Article IV by the Acquiror Parties. The foregoing does not limit any rights of any Party (or any other Person party to any other Transaction Agreements) pursuant to any other Transaction Agreement against any other Party (or any other Person party to any other Transaction Agreements) pursuant to such Transaction Agreement to which it is a party or an express third-party beneficiary thereof.

Section X.17 Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest.

(i) The Parties, including on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (A) the stockholders or holders of other securities or right to securities of any Acquiror Party, the SPAC Sponsor, the Previous SPAC Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than an Acquiror Party) (collectively, the “Acquiror Group”), on the one hand, and (B) an Acquiror Party, the Company and/or any member of the Company Group (as defined below), on the other hand, any legal counsel, including Orrick, Herrington & Sutcliffe LLP (“Orrick”), that represented an Acquiror Party or a member of the Acquiror Group prior to the Closing may represent any member of the Acquiror Group in such dispute even though the interests of such Persons may be directly adverse to the Acquiror Party, and even though such counsel may have represented the Acquiror Party in a matter substantially related to such dispute, or may be handling ongoing matters for the Acquiror Party and/or another member of the Acquiror Group. The Acquiror Parties, and the Company shall not seek to or have Orrick disqualified from any such representation based upon the prior representation of any Acquiror Party by Orrick. Each party, on its own behalf and on behalf of all of its Affiliates, hereby waives any potential conflict of interest arising from such prior representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such Party has consulted with counsel in connection therewith. The Acquiror Parties and the Company, including on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions contemplated hereby or thereby) between or among any Acquiror Party, SPAC Sponsor and/or any member of the Acquiror Group, on the one hand, and Orrick on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the Acquiror Group after the Closing, and shall not pass to or be claimed or controlled by any Acquiror Party.

(ii) The Parties, including on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other Equity Securities of any Company Entity and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company Entities) (collectively, the “Company Group”), on the one hand, and (y) Company and/or any member of the Acquiror Group, on the other hand, any legal counsel, including Smith Eilers PLLC (“Smith Eilers”), that represented Company or a member of the Company Group prior to the Closing (“Prior Counsel”) may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to Company, and even though such counsel may have represented Company in a matter substantially related to such dispute, or may be handling ongoing matters for Company and/or another member of the Company Group. The Acquiror Group and the Company shall not seek to or have Smith Eilers disqualified from any such representation with respect to this Agreement based upon the prior representation of the Company by Smith Eilers. The Parties hereby waive any potential conflict of interest arising from such prior representation and each Party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such Party has consulted with counsel in connection therewith. The Acquiror Parties and the Company, including on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions contemplated hereby or thereby) between or among Company, the Company Stockholders and/or any other member of the Company Group, on the one hand, and Smith Eilers on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Closing and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Acquiror Parties.

(b) Non-Exclusivity. The covenants, consents and waivers contained in this Section X.17 shall not be deemed exclusive of any other rights to which Orrick and/or Smith Eilers are entitled whether pursuant to law, contract or otherwise.

(c) Attorney-Client Privilege. The Parties intend that all rights to any attorney-client privilege or attorney work-product protection with respect to any communication or advice given by Prior Counsel to the Company Group during any existing representations (“Pre-Closing Privilege”), shall be retained by the Company Stockholder and shall not be claimed or used by Acquiror or the Company, except as expressly provided in this Section X.17(c). Notwithstanding the foregoing, in the event that a dispute arises between Acquiror or the Company on the one hand, and a third party other than a Designated Person on the other hand, the Company shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent, and shall be waived upon the written instruction, of the Company Stockholder.

(d) Enforceability; Irrevocability. This Section X.17 is intended for the benefit of, and shall be enforceable by, the Acquiror Group and the Company Group. This Section X.17 shall be irrevocable, and no term of this Section X.17 may be amended, waived or modified without the prior written consent of Orrick or Smith Eilers, as applicable.

(e) Privileged Materials. All Pre-Closing Privileges, and all books and records and other documents of the Company containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the Transactions and, notwithstanding anything herein or otherwise to the contrary, be distributed to the Company Stockholders (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records) no copies retained by the Company. Absent the prior written consent of the Company Stockholder, none of Acquiror nor (following the Closing) the Company shall have a right of access to Privileged Materials. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Acquiror under a common interest agreement shall remain the privileged communications or information of the Surviving Acquisition Corporation.

Section X.18 Currency. All references to currency amounts in this Agreement shall mean United States dollars.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

TARGET GLOBAL ACQUISITION I CORP. a Cayman Islands exempt company

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Chief Executive Officer

VITAL MERGER SUB 1 CORP. a Delaware corporation

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Chief Executive Officer

VITAL MERGER SUB 2 LLC a Delaware limited liability company

By:	Target Global Acquisition I Corp.
Its:	Member

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Authorized Person

VENHUB GLOBAL, INC. a Delaware corporation

By:	/s/ Shahan Ohanessian
Name:	Shahan Ohanessian
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 10.1

INSIDER SUPPORT AGREEMENT

THIS INSIDER SUPPORT AGREEMENT (this “Agreement”) is entered into as of December 2, 2024, by and between Target Global Acquisition I Corp., a Cayman Islands exempted company (“Acquiror”), VenHub Global, Inc., a Delaware corporation (the “Company”) and the undersigned shareholders of the Acquiror (each, a “Shareholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Acquiror, Vital Merger Sub 1 Corp., a Delaware corporation and a direct, wholly owned Subsidiary of Acquiror (“Merger Sub 1”), Vital Merger Sub 2 LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Acquiror (“Merger Sub 2”, together with First Merger Sub, the “Merger Subs”), and the Company, among other things, (i) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the “Surviving Acquisition Corporation”), and (ii) immediately following the First Merger, as part of the same overall transaction as the First Merger, the Surviving Acquisition Corporation will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 being the surviving company of the Second Merger (the “Second Surviving Entity”), and as a result of which the Second Surviving Entity will become a wholly owned Subsidiary of Acquiror;

WHEREAS, as of the date hereof, the Shareholder is the record holder, and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has full voting power over, the number of Acquiror Ordinary Shares set forth on Schedule 1 attached hereto (and, together with any additional equity interests in which the Shareholder has or hereafter acquires record and beneficial ownership of, or voting power over, including by purchase, as a result of a stock dividend, stock split, recapitalization (including the Recapitalization), combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities (including Acquiror Warrants), the “Subject Equity Securities”);

WHEREAS, the Shareholder acknowledges that the Shareholder will receive substantial benefits from the consummation of the transactions contemplated by the Merger Agreement, and that, as a condition and material inducement to Acquiror’s and Merger Subs’ willingness to enter into the Merger Agreement, the Shareholder, as well as the other Acquiror Shareholders which collectively hold (together with the Subject Equity Securities held by the Shareholder) not less than the sufficient number, type and classes of equity interests in order to approve the Transactions (including, without limitation, the Mergers), enter into Insider Support Agreements concurrently with the execution and delivery of the Merger Agreement, and, in order to induce the Company to enter into the Merger Agreement and consummate the Transactions (including, without limitation, the Mergers), the Shareholder is willing to enter into this Agreement;

WHEREAS, the representations, warranties, covenants and other agreements set forth herein were a material inducement to the Company to enter into the Merger Agreement and to perform its obligations thereunder; and

WHEREAS, the Company is relying on the representations, warranties, covenants and other agreements of this Agreement and the Company would not enter into the Merger Agreement or be willing to consummate the Mergers without the representations, warranties, covenants and other agreements of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

Section 1 Voting.

(a) Subject to the earlier termination of this Agreement in accordance with Section 3, the Shareholder, solely in its capacity as a holder of the Subject Equity Securities, hereby agrees, during the period beginning on the date of this Agreement and ending on the Termination Date (as defined below) (the “Applicable Period”), at each meeting of the Acquiror Shareholders (a “Meeting”) and at each adjournment or postponement thereof, and in connection with each action or approval by consent in writing of the Acquiror Shareholders (including the Shareholders), to cause to be present in person or represented by proxy and to vote or cause to be voted (or express consent or dissent in writing, as applicable), and not to withdraw or rescind such vote or take action to make such vote ineffective, the Subject Equity Securities that are entitled to vote (or express consent or dissent in writing, as applicable), in each case as follows:

(i) in favor of any proposal to approve and adopt the Merger Agreement and the other Transaction Agreements and approve any other matters necessary for consummation of the Transactions and the other transactions contemplated by the Merger Agreement and the other Transaction Agreements, including the Mergers and the Delaware Domestication;

(ii) in favor of any proposal to adjourn a Meeting at which there is a proposal to adopt the Merger Agreement and the other Transaction Agreements to a later date if there are not sufficient votes to adopt the Merger Agreement and the other Transaction Agreements or if there are not sufficient Acquiror Shareholders present in person or represented by proxy at such Meeting to constitute a quorum;

(iii) against any proposal for any amendment or modification of Acquiror’s current Acquiror Organizational Documents that would change the voting rights of any Acquiror Shareholders or the number of votes required to approve any proposal, including the vote required to adopt the Merger Agreement and the other Transaction Agreements (provided that this foregoing clause (iii) shall not prevent the approval and adoption of the Delaware Domestication); and

(iv) against any action, transaction or agreement that would reasonably be expected to prevent, delay or impair consummation of the Transactions in any material respect.

(b) The Shareholder agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the terms of this Section 1.

Section 2 Waiver of Certain Rights.

(a) Subject to the earlier termination of this Agreement in accordance with Section 3, the Shareholder, solely in its capacity as a holder of the Subject Equity Securities, hereby irrevocably and unconditionally waives and agrees not to exercise any consent rights (other than consent rights exercised in a manner consistent with Section 1), preemptive rights, rights of first refusal, rights of first offer or similar rights that the Shareholder may have under the Acquiror Organizational Documents, in each case that would be triggered by virtue of the consummation of the Transactions (including, without limitation, the Mergers or the Delaware Domestication).

2

Section 3 Termination.

(a) Subject to Section 3(b), this Agreement shall terminate upon the earliest of: (i) the Acquisition Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror and the Shareholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”).

(b) Upon termination of this Agreement, no party hereto shall have any further obligations or liabilities under this Agreement; provided, that the provisions set forth in Section 2 in each of the foregoing cases and solely in the case of termination under clause (i) of Section 3(a)), Section 6(a), Section 6(b), and Section 7 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any willful or intentional breach of this Agreement prior to such termination.

(c) The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

Section 4 Representations and Warranties of the Shareholder.

(a) The Shareholder hereby represents and warrants to the Company that the Subject Equity Securities set forth on Schedule 1 attached hereto constitute all of the Acquiror Ordinary Shares and other equity interests held of record or beneficially owned by the Shareholder or with respect to which the Shareholder has voting power, in each case as of the date hereof. The Shareholder is the record holder and beneficial owner of all of its Subject Equity Securities and has, and shall have throughout the Applicable Period (including as of the Acquisition Effective Time), full voting power and power of disposition with respect to all such Subject Equity Securities, in each case free and clear of any Liens, except for any such Liens that may be imposed pursuant to (i) this Agreement, (ii) any applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws or (iii) the Acquiror Organizational Documents. No Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shareholder’s Subject Equity Securities other than pursuant to the Merger Agreement, as set forth in the Acquiror Organizational Documents.

(b) In the event that the Shareholder is an individual, the Shareholder has full power, right and legal capacity to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform his or her obligations hereunder and thereunder and to consummate the Transactions. In the event that the Shareholder is a legal entity, (i) the Shareholder is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder, (ii) the execution, delivery and performance by the Shareholder of this Agreement and its obligations hereunder have been duly and validly authorized by the Shareholder and no other act or proceeding on the part of the Shareholder is necessary to authorize the execution, delivery or performance of this Agreement, and (iii) this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Shareholder, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (x) if the Shareholder is a legal entity, conflict with or result in any material breach of any provision of the organizational documents of the Shareholder, (y) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Authority by the Shareholder (other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and other than those set forth as conditions to closing in the Merger Agreement), or (z) with or without notice, lapse of time or

3

both, breach or violate in any material respect, or terminate (or create a right of termination or acceleration of), or cause a material default under, any material Contract to which the Shareholder is party or violate any material Law applicable to the Shareholder, except, in the case of the foregoing clauses (y) and (z), for breaches, violations, terminations or accelerations which would not, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

(c) As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, (i) there are no Actions pending or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its Affiliates and (ii) neither the Shareholder nor any of its Affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Authority.

(d) The Shareholder has read this Agreement, had the opportunity to consult legal counsel prior to entering into this Agreement, and fully and completely understands this Agreement.

(e) The Shareholder understands and acknowledges that the Company is relying upon the Shareholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of the Shareholder contained in this Agreement.

(f) No agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from Acquiror, Merger Subs or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder.

(g) Except for the representations and warranties made by the Shareholder in this Section 4, or as may be set forth in any other Transaction Agreement, neither the Shareholder nor any other Person makes any express or implied representation or warranty to Acquiror in connection with this Agreement or the transactions contemplated by this Agreement, and the Shareholder expressly disclaims any such other representations or warranties.

Section 5 Merger Agreement Obligations.

(a) Until the Termination Date, the Shareholder hereby agrees to be bound by the terms and conditions set forth in (i) Section VII.5(b) (Confidentiality; Publicity), and (ii) to the extent applicable to any of the foregoing, the remaining provisions of Article X (Miscellaneous) of the Merger Agreement (and any relevant definitions used in such Sections) fully and to the same extent as if the Shareholder was a party and signatory to such provisions of the Merger Agreement.

(b) Notwithstanding anything in this Agreement to the contrary: (i) the Shareholder shall not be responsible for the actions of Acquiror or Acquiror board of directors (or any committee thereof), or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Acquiror Related Parties”), with respect to any of the matters contemplated by Section 5(a); (ii) the Shareholder makes no representations or warranties with respect to the actions of any of the Acquiror Related Parties; and (iii) any breach by Acquiror of its obligations under Section VII.5(b) of the Merger Agreement shall not, in and of itself, be considered a breach of Section 5(a) (it being understood for the avoidance of doubt that the Shareholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Acquiror Related Party) of Section 5(a)).

(c) Until the Termination Date, CIIG Management III LLC and Target Global Sponsor Ltd. hereby agree to be bound by the terms and conditions set forth in (i) Section II.8(b) (Closing; Closing Share Consideration), and (ii) to the extent applicable to any of the foregoing, the remaining provisions of Article X (Miscellaneous) of the Merger Agreement (and any relevant definitions used in such Sections) fully and to the same extent as if each of CIIG Management III LLC and Target Global Sponsor Ltd. was a party and signatory to such provisions of the Merger Agreement.]

4

Section 6 Covenants.

(a) Acknowledgment. THE SHAREHOLDER ACKNOWLEDGES AND AGREES THAT THE SHAREHOLDER IS ENTERING INTO THIS AGREEMENT ON THE SHAREHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE SHAREHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE SHAREHOLDER HAS BEEN ADVISED BY THE COMPANY AND ACQUIROR TO CONSULT WITH COUNSEL OF THE SHAREHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE SHAREHOLDER’S COVENANTS HEREUNDER, THE SHAREHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE SHAREHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE SHAREHOLDER UNDERSTANDS THAT ACQUIROR AND THE COMPANY HAS BEEN ADVISED BY COUNSEL, AND THE SHAREHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE SHAREHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE SHAREHOLDER, THE COMPANY AND ACQUIROR AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(b) Disclosure. The Shareholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Shareholder’s identity and ownership of the Subject Equity Securities and the nature of the Shareholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Shareholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

(c) Waiver of Anti-Dilution Rights. Subject to the satisfaction or waiver of each of the conditions to Closing set forth in Article VIII of the Merger Agreement, and solely in connection with the transactions described herein the Shareholders party hereto hereby irrevocably and unconditionally waive and agree not to assert, claim or perfect any rights to adjustment or other anti-dilution protection with respect to the rate that the Acquiror Ordinary Shares held by him, her or it converts pursuant to Article 17.3 of the Acquiror Articles of Association or any other anti-dilution protections or other adjustment or similar protection that arise in connection with the issuance of equity securities of Acquiror.

(d) Acquiror Warrants. Target Global Sponsor Ltd. acknowledges and agrees that, unless otherwise approved by the Company, the Private Placement Warrants (as defined in the Warrant Agreement) held by Target Global Sponsor Ltd. shall be exercised for cash upon the Sponsor Exercise Fair Market Value (as defined in Section 3.3.1(c) of the Warrant Agreement) equaling $15.00 per share and will be redeemable similar to the Public Warrants (as defined in Section 3.3.1(c) of the Warrant Agreement) provided that the $18.00 Reference Value (as defined in the Warrant Agreement) will be replaced by a $15.00 Reference Value.

5

Section 7 General Provisions.

(a) Amendment; Waiver. This Agreement may not be amended except by a written instrument signed by Acquiror, the Company and the Shareholder. No failure or delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver of any provision or default under, nor consent to any exception to, this Agreement shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver or consent and then only to the specific purpose, extent and instance so provided.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Acquiror, to:

Target Global Acquisition I Corp.

PO Box 10176

Governor’s Square 23

Lime Tree Bay Avenue, Grand Cayman

KY1-1102, Cayman Islands

Attention Michael Minnick

E-mail:

with a copy (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attention: Alice Hsu

E-mail:

if to the Shareholder, to:

the address or addresses listed on the signature page hereto with a copy (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attention: Alice Hsu

E-mail:

if to the Company, to:

VenHub Global, Inc.

518 S Fair Oaks Avenue

Pasadena, CA 91105

Attention: Shahan Ohanessian

6

E-mail:

with a copy (which shall not constitute notice) to:

Smith Eilers, PLLC

149 South Lexington Avenue

Asheville, NC 28801

Attention: William Eilers

E-mail:

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

(c) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) the terms “year” and “years” mean and refer to calendar year(s), (ix) references to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder, (x) references to any person include the successors and permitted assigns of that person, and (xi) references from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified. Each of the parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The Shareholder acknowledges that Orrick, Herington & Sutcliffe LLP is acting as counsel to Acquiror in connection with the Merger Agreement and the Transactions, and is not acting as counsel to the Shareholder.

(d) Section Headings; Defined Terms. The Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. The defined terms contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

7

(f) Entire Agreement; No Third Party Beneficiaries. This Agreement executed by the Shareholder and the provisions of the Merger Agreement referenced in Section 5 herein to which the Shareholder has expressly agreed to be bound constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements, and understandings, whether oral or written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, the Company and Acquiror shall be an express third party beneficiary with respect to Section 5 hereof. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Shareholder’s direct or indirect ownership of any Acquiror Ordinary Shares or any provision of services to Acquiror.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(h) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto. Any purported assignment in violation of this Section 7(h) shall be null and void ab initio.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

(j) Consent to Jurisdiction, Etc. Each party hereto hereby and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any Action shall be brought only to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, the U.S. District Court for the District of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period an Action that is filed in accordance with this Section 9(j) is pending before a court, all actions, suits or proceedings with respect to such Action or any other Action, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Action, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 9(j) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT

8

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(k) Specific Performance. The Shareholder agrees that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that the Shareholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Shareholder acknowledges and agrees that the Company and Acquiror shall therefore be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Acquiror and the Company would not have entered into this Agreement. The Shareholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Acquiror and the Company have an adequate monetary or other remedy at law. The Shareholder acknowledges and agrees that if Acquiror or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Acquiror and the Company shall not be required to provide any bond or other security in connection with any such order or injunction.

(l) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Subject Equity Securities of the Shareholder. All rights, ownership and economic benefits (but excluding, for the avoidance of doubt, any voting rights to the extent described herein) of and relating to the Subject Equity Securities of the Shareholder shall remain fully vested in and belong to the Shareholder, and Acquiror and the Company shall have no authority to direct the Shareholder in the voting or disposition of any of the Subject Equity Securities, except as otherwise provided herein.

(m) Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Shareholder signs this Agreement solely in the Shareholder’s capacity as a holder of the Subject Equity Securities, and not in any other capacity (including as an officer or director of Acquiror) and this Agreement shall not limit or otherwise affect the actions of the Shareholder (or any affiliate, employee or designee of the Shareholder) in his or her capacity, if applicable, as an officer or director of Acquiror or any other Person.

[Signature Pages Follow]

9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

ACQUIROR:

TARGET GLOBAL ACQUISITION I CORP.

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Chief Executive Officer

[Signature Page to Insider Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

COMPANY:

VenHub Global, Inc.

By:	/s/ Shahan Ohanessian
Name:	Shahan Ohanessian
Title:	Chief Executive Officer

[Signature Page to Insider Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SHAREHOLDER:

CIIG Management III LLC

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Authorized Individual

NOTICE INFORMATION:
CIIG Management III LLC 40 West 57th Street, 29th Floor, New York, New York 10019 Attention: Michael Minnick

Email:

[Signature Page to Insider Support Agreement]

SHAREHOLDER:

Target Global Sponsor Ltd.

By:	/s/ Heiko Dimmerling
Name:	Heiko Dimmerling
Title:	Authorized Representative

NOTICE INFORMATION:
Target Global Sponsor Ltd. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

2

SHAREHOLDER:

Gerhard Cromme

By:	/s/ Gerhard Cromme
Name:	Gerhard Cromme
Title:	Director

NOTICE INFORMATION:
Target Global Acquisition I Corp. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

3

SHAREHOLDER:

Heiko Dimmerling

By:	/s/ Heiko Dimmerling
Name:	Heiko Dimmerling
Title:	Director

NOTICE INFORMATION:
Target Global Acquisition I Corp. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

4

SHAREHOLDER:

Michael Abbott

By:	/s/ Michael Abbott
Name:	Michael Abbott
Title:	Director

NOTICE INFORMATION:
Target Global Acquisition I Corp. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

5

SHAREHOLDER:

Lars Hinrichs

By:	/s/ Lars Hinrichs
Name:	Lars Hinrichs
Title:	Director

NOTICE INFORMATION:
Target Global Acquisition I Corp. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

6

SHAREHOLDER:

Sigal Regev

By:	/s/ Sigal Regev
Name:	Sigal Regev
Title:	Director

NOTICE INFORMATION:
Target Global Acquisition I Corp. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

7

SHAREHOLDER:

Shmuel Chafets

By:	/s/ Shmuel Chafets
Name:	Shmuel Chafets

NOTICE INFORMATION:
Target Global Sponsor Ltd. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

8

SHAREHOLDER:

Yaron Valler

By:	/s/ Yaron Valler
Name:	Yaron Valler

NOTICE INFORMATION:
Target Global Sponsor Ltd. PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands

Email:

9

SCHEDULE 1

SUBJECT EQUITY SECURITIES

Shareholder	Class, Number and Type of Share
CIIG Management III LLC	3,533,191 Shares of Acquiror Class A Ordinary Shares
17,500 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Target Global Sponsor Ltd.	1,514,224 Shares of Acquiror Class A Ordinary Shares
7,500 Shares of Acquiror Class B Ordinary Shares
7,063,909 Acquiror Warrants, exercise price of $11.50
Gerhard Cromme	100,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Heiko Dimmerling	25,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Michael Abbott	25,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Lars Hinrichs	25,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Sigal Regev	25,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Shmuel Chafets	100,000 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50
Yaron Valler	0 Shares of Acquiror Class A Ordinary Shares
0 Shares of Acquiror Class B Ordinary Shares
0 Acquiror Warrants, exercise price of $11.50

Schedule 1

Exhibit 10.2

December 2, 2024

VenHub Global, Inc.

Legal

518 S. Fair Oaks Avenue

Pasadena, CA 91105

Re: Stockholders’ Support Agreement

Ladies and Gentlemen:

This letter (this “Stockholders’ Support Agreement”) is being delivered to you in accordance with that Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Target Global Acquisition I Corp., a Cayman Islands exempted company (which shall transfer by way of continuation from Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), VenHub Global, Inc., a Delaware corporation (the “Company”), Vital Merger Sub 1 Corp. a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub 1”), and Vital Merger Sub 2 LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub 2”), and the transactions contemplated thereby (the “Business Combination”), from the undersigned individuals (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 13 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. The Insiders are currently, and as of the Closing will be, the record owners of outstanding Company Securities, with the Insiders’ ownership as of the date hereof detailed on Schedule A hereto. In order to induce the Acquiror to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Insider hereby agrees, at all times prior to any valid termination of the Merger Agreement pursuant to its terms, with the Acquiror as follows:

1.	Each Insider irrevocably agrees that it, he or she or they shall:

a.

as promptly as reasonably practicable (and in any event, within 48 hours) after the Registration Statement becomes effective under the Securities Act, validly execute and deliver to the Company in respect of all Company Securities owned by it, him or her or them (collectively, all such shares, the “Covered Shares”), the Company Stockholder Approval pursuant to Section V.10 of the Merger Agreement, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Business Combination;

b.

at each meeting of the Company Securities (a “Meeting”) and at each adjournment or postponement thereof, and in connection with each action or approval by consent in writing of the Company Securities (a “Consent Solicitation”), to cause to be present in person or represented by proxy and to vote or cause to be voted (or express consent or dissent in writing, as applicable) the Covered Shares in each case as follows:

i.

in favor of any proposal for Company Securities to adopt the Merger Agreement and the other Transaction Agreements and approve any other matters necessary for consummation of the Transactions and the other transactions contemplated by the Merger Agreement and the other Transaction Agreements, including the Mergers;

ii.

in favor of any proposal to adjourn a Meeting at which there is a proposal for Company Interest Holders (including the Company Stockholders) to adopt the Merger Agreement and the other Transaction Agreements to a later date if there are not sufficient votes to adopt the Merger Agreement and the other Transaction Agreements or if there are not sufficient Company Equity Interests present in person or represented by proxy at such Meeting to constitute a quorum;

iii.

against any proposal for any amendment or modification of the Company’s current Organizational Documents that would change the voting rights of any Company equity interests or the number of votes required to approve any proposal, including the vote required to adopt the Merger Agreement and the other Transaction Agreements; and

iv.

against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger, other than with Acquiror, its shareholders and/or their respective Affiliates and Representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or the Company Entities, as applicable, contained in the Merger Agreement or this Stockholders’ Support Agreement or result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled.

c.

not, directly or indirectly, Transfer any of such Insider’s Covered Shares, or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of such Insider’s Covered Shares, provided that, notwithstanding the foregoing, any Insider may Transfer such Insider’s Covered Shares (i) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such person or to a charitable organization, or by virtue of laws of descent and distribution upon death of the individual, or pursuant to a qualified domestic relations order and (ii) in the case of an entity, to an Affiliate thereof (each of clause (i) or (ii), a “Permitted Transferee”), in each case, so long as such Permitted Transferee agrees in writing, at or prior to the time of such Transfer, to be bound by this Stockholders’ Support Agreement. Until the valid termination of this Stockholders’ Support Agreement in accordance with paragraph 22, each Insider shall not enter into any voting agreement, voting trust, or similar arrangement or understanding with respect to any of such Insider’s Covered Shares, grant any proxy, consent, or power of attorney with respect to any of such Insider’s Covered Shares or take any action that would make the representations and warranties of such Insider contained in this Stockholders’ Support Agreement untrue or incorrect, violate or conflict with such Insider’s covenants and obligations under this Stockholders’ Support Agreement or otherwise have the effect of restricting, preventing or disabling such Insider from performing any of its obligations under this Stockholders’ Support Agreement. Any Transfer or action in violation of this paragraph 1.c shall be void ab initio. If any involuntary Transfer of any of Covered Shares occurs, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Stockholders’ Support Agreement. The Insider shall not request that the Company register any transfer of any certificate or other uncertificated interest representing any Covered Shares made in violation of the restrictions set forth in this paragraph 1.c.

Prior to the valid termination of the Merger Agreement pursuant to its terms, each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement. Any vote required to be cast or consent or dissent in writing required to be expressed pursuant to this paragraph 1 shall be cast or expressed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or Consent Solicitation. The Insider agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give voting instructions or express consent or dissent in writing in any manner inconsistent with the terms of this paragraph 1.

The obligations of the Insiders specified in this paragraph 1 shall apply whether or not the Business Combination or any action described above is recommended by the Company’s board of directors.

2.

The Insider, solely in its capacity as a holder of the Covered Shares, hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, directly or indirectly, or make any demand in respect of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other Transaction that the Insider may have under applicable Law (including under the DGCL, the DLLCA or otherwise) by virtue of, or with respect to, any of the Covered Shares and any other outstanding Company Stock owned of record or beneficially by the Insider.

3.

The Insider, solely in its capacity as a holder of the Covered Shares, hereby irrevocably and unconditionally waives and agrees not to exercise any consent rights (other than consent rights exercised in a manner consistent with paragraph 1), preemptive rights, rights of first refusal, rights of first offer or similar rights that the Insider may have under the Company Organizational Documents, in each case that would be triggered by virtue of the consummation of the Transactions (including, without limitation, the Business Combination).

4.

The Insider shall promptly (and in any event within two (2) Business Days) notify Acquiror of the number and class of any additional Company Securities or other securities or equity interests of the Company with respect to which the Insider becomes the holder of record or acquires beneficial ownership, if any, after the execution of this Stockholders’ Support Agreement and before the valid termination of this Stockholders’ Support Agreement in accordance with paragraph 22, which Company Securities or other securities or equity interests of the Company shall, for the avoidance of doubt, automatically become Covered Shares for all purposes of this Stockholders’ Support Agreement, including paragraph 1.

5.

The Insider hereby agrees to be bound by the terms and conditions set forth in (i) Section VII.5 (Confidentiality; Publicity) and (iv) to the extent applicable to any of the foregoing, the remaining provisions of Article X (Miscellaneous) of the Merger Agreement (and any relevant definitions used in such Sections) fully and to the same extent as if (x) the Insider was a party and signatory to such provisions of the Merger Agreement and (y) all references to the “Company” in such sections of the Merger Agreement were deemed references to the Insider.

6.

Effective as of, and contingent upon, the consummation of the Closing, the Insider, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, successors, assigns, controlled Affiliates and any other Person or entity claiming by, through or under any of the foregoing (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Company and its Affiliates (including, after the Closing, Acquiror, Merger Sub 1, Merger Sub 2, the Surviving Acquisition Corporation and the Second Surviving Entity, and each of their respective Affiliates), each of their respective officers, directors, equityholders, employees, partners, members, investment managers, principals, investors, agents, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Releasees”) from any and all claims, disputes, controversies, demands, charges, complaints, causes of action, damages, costs, expenses, obligations, losses, rights, suits, accountings, orders, judgments, obligations, agreements, losses and liabilities of every kind and character whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, that any Releasee may have to such Releasor (or that any Releasor may have against any Releasee), in any capacity, whether directly or derivatively through another Person, arising contemporaneously with or prior to the Closing, or arising from any matter concerning the Company, its Subsidiaries, the Merger Agreement, any Transaction Agreement or the Transactions (collectively, the “Released Claims”); provided that the foregoing shall not release the Releasees from their obligations (A) under this Stockholders’ Support Agreement, the Merger Agreement and the other Transaction Agreements, (B) if such Releasor is an employee of the Company, with respect to earned but unpaid wages or other compensation or benefits and rights of any Releasor under any written employment agreements with or benefit plans of the Company in existence as of the date hereof (other than to the extent inconsistent with the terms of the Merger Agreement or any Transaction Agreement) or (C) solely in respect of the Company, Acquiror, the Surviving Acquisition Corporation and the Second Surviving Entity, with respect to indemnification, exculpation and/or advancement of expenses (whether pursuant to the Company Organizational Documents, any insurance policy or any other agreement entered into with the Company) in respect of any Releasor for serving as an officer, director, manager, agent or employee of the Company, in each case existing prior to Closing. Further, the Insider, on behalf of itself and the Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Claim, or threatening, commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee based upon any Released Claim. Without limiting the foregoing, the Insider, on behalf of itself and each Releasor, understands and agrees that the claims released in this paragraph 6, if and when released, include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands, and causes of action of every kind and character that would otherwise come within the scope of the Released Claims.

a.

Effective as of, and contingent upon, the consummation of the Closing, the Insider, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may not have, or in the future may have, under Section 1542 of the California Civil Code (“Section 1542”) or any analogous state law or federal law, which reads as follows:

b.

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

c.

The Insider, on behalf of itself and each Releasor, understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives such the Insider the right not to release existing claims of which the Insider is not aware, unless the Insider voluntarily chooses to waive this right. Having been so apprised, the Insider, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for claims that exist, existed or may hereafter exist in its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 7, in each case, effective at the Closing. The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this paragraph 6 and that, without such waiver, Acquiror would not have agreed to the terms of this Stockholders’ Support Agreement.

7.

From time to time and without additional consideration, the Insider shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Acquiror may reasonably request for the purpose of carrying out and furthering the intent of this Stockholders’ Support Agreement. The Insider further agrees not to commence or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Authority (a) alleging a breach of any fiduciary duty to any Person in connection with the Merger Agreement, the other Transaction Agreements or the Transactions (including, without limitation, the Business Combination), (b) relating to any alleged inadequacy, inaccuracy or calculations of, or otherwise relating to the form of, the Closing Share Consideration, or (c) against Acquiror, Acquiror’s Affiliates, the SPAC Sponsor, the Company, the Surviving Acquisition Corporation, the Second Surviving Entity or any of their respective successors and assigns (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Stockholders’ Support Agreement, the Merger Agreement or the other Transaction Agreements (including any claim seeking to enjoin or delay the consummation of the Business Combination) or (ii) relating to the negotiation, execution or delivery of this Stockholders’ Support Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

8.

THE INSIDER ACKNOWLEDGES AND AGREES THAT THE INSIDER IS ENTERING INTO THIS AGREEMENT ON THE INSIDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE INSIDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE INSIDER HAS BEEN ADVISED BY PARENT TO CONSULT WITH COUNSEL OF THE INSIDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE INSIDER’S COVENANTS HEREUNDER, THE INSIDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE INSIDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE INSIDER UNDERSTANDS THAT ACQUIROR HAS BEEN ADVISED BY COUNSEL, AND THE INSIDER HAS READ THIS STOCKHOLDERS’ SUPPORT AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS STOCKHOLDERS’ SUPPORT AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE INSIDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS STOCKHOLDERS’ SUPPORT AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE INSIDER AND ACQUIROR AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

9.	The Insider hereby consents to the termination, contingent upon and automatically effective as of the Closing, of all Contracts set forth on Schedule V.6 of the Schedules.

10.

The Insider agrees that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that the Insider does not perform its obligations under the provisions of this Stockholders’ Support Agreement in accordance with its specified terms or otherwise breach such provisions. The Insider acknowledges and agrees that Acquiror shall therefore be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Stockholders’ Support Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Stockholders’ Support Agreement and without such rights, Acquiror would not have entered into this Stockholders’ Support Agreement. Insider agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Acquiror have an adequate monetary or other remedy at law. The Insider acknowledges and agrees that if Acquiror seeks an injunction or injunctions to prevent breaches of this Stockholders’ Support Agreement or to enforce specifically the terms and provisions of this Stockholders’ Support Agreement, Acquiror shall not be required to provide any bond or other security in connection with any such order or injunction.

11.

The Insider hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Insider’s identity and ownership of the Company Securities and the nature of the Insider’s obligations under this Stockholders’ Support Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Insider with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

12.

Notwithstanding anything in this Stockholders’ Support Agreement to the contrary, and for the avoidance of doubt, Section V.3 (No Claim Against Trust Account) of the Merger Agreement shall be deemed incorporated into this Stockholders’ Support Agreement by reference, mutatis mutandis. The Insider hereby agrees to be bound by the terms and conditions set forth in Section V.3 (No Claim Against Trust Account) of the Merger Agreement, as incorporated herein by reference, fully and to the same extent as if (i) the Insider was a party and signatory to such provision of the Merger Agreement and (ii) all references to the “Company” in such Section V.3 (No Claim Against Trust Account) of the Merger Agreement were deemed references to the Insider.

13.

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Company Securities” shall mean the outstanding Series A Preferred Stock, Series B Preferred Stock, and Common Stock and any securities into which such shares are converted, including, for the avoidance of doubt, any conversion of any outstanding convertible promissory notes prior to the Business Combination; and (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

14.

Notwithstanding anything in this Stockholders’ Support Agreement to the contrary, nothing in this Stockholders’ Support Agreement shall limit any rights any Insider has in his or her or their capacity as an executive of the Company. Each Insider is executing this Stockholders’ Support Agreement solely in his, her, their or its capacity as a record or beneficial owner of Company Securities, and Acquiror specifically acknowledges and agrees that each and every agreement herein by each Insider is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

15.

This Stockholders’ Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to each Insider. This Stockholders’ Support Agreement may not be changed, amended, modified, or waived (other than to correct a typographical error) as to any particular provision except by a written instrument executed by Acquiror.

16.

No Insider may, except as set forth herein or in connection with any Transfer of Covered Shares to a Permitted Transferee, assign this Stockholders’ Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, without the prior written consent of Acquiror (except that, following any valid termination of the Merger Agreement, no consent from Acquiror shall be required). Acquiror may not, except as set forth herein, assign this Stockholders’ Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Any purported assignment or delegation in violation of this paragraph 16 shall be void and ineffectual and shall not operate to transfer, assign, or delegate any interest or title to the purported assignee. This Stockholders’ Support Agreement shall be binding on each Insider and Acquiror and their respective successors, heirs, personal representatives, and assigns and permitted transferees.

17.

Nothing in this Stockholders’ Support Agreement shall be construed to confer upon or give to any Person other than the parties hereto any right, remedy, or claim under or by reason of this Stockholders’ Support Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Stockholders’ Support Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives, and assigns and permitted transferees.

18.

This Stockholders’ Support Agreement may be executed in any number of original, electronic, or facsimile counterparts, and each of such counterparts shall, for all purposes, be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

19.

This Stockholders’ Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Stockholders’ Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Stockholders’ Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

20.

This Stockholders’ Support Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto agrees that: (i) it shall bring any Action in connection with, arising out of or otherwise relating to this Stockholders’ Support Agreement, or any instrument or other document delivered pursuant to this Stockholders’ Support Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Action is vested exclusively in the United States federal courts, such Action shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Actions, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Action in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (D) mailing of process or other papers in connection with any such Action in the manner provided in Section X.2 of the Merger Agreement or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this paragraph 20 or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS STOCKHOLDERS’ SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

21.

All notices, requests, instructions, consents, claims, demands, waivers, approvals, and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 21:

If to the Company or an Insider:

VenHub Global, Inc.

518 S Fair Oaks Avenue

Pasadena, CA 91105

Attention: Shahan Ohanessian

Email:

with copies to (which shall not constitute notice):

Smith Eilers, PLLC

149 South Lexington Ave.

Asheville, NC 28801

Attention: William Eilers

Email:

If to the Acquiror:

Target Global Acquisition I Corp.

PO Box 10176

Governor’s Square 23

Lime Tree Bay Avenue, Grand Cayman

KY1-1102, Cayman Islands

Email:

with copies (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attn: Alice Hsu

Email:

22.

Upon the valid termination of the Merger Agreement pursuant to its terms, this Stockholders’ Support Agreement shall automatically terminate and be of no force and effect; provided, however, no such termination shall relieve each Insider or Acquiror from any liability resulting from a breach of this Stockholders’ Support Agreement occurring prior to such termination. Upon termination of this Stockholders’ Support Agreement, the provisions set forth in paragraphs 2, 3, 6 and 7 shall survive the termination of this Stockholders’ Support Agreement.

23.

Each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself or themselves only) to Acquiror as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Stockholders’ Support Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate or company powers and have been duly authorized by all necessary corporate or company actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Stockholders’ Support Agreement and to perform his or her or their obligations hereunder; (iii) this Stockholders’ Support Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Stockholders’ Support Agreement, this Stockholders’ Support Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Stockholders’ Support Agreement by such Person does not, and the performance by such Person of his, her, their or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Company Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her, their or its obligations under this Stockholders’ Support Agreement or (C) otherwise violate any Contract to which such Person is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer); (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her or their obligations under this Stockholders’ Support Agreement; (vi) except for fees described in Schedule III.19 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person or any of their respective Affiliates in connection with the Merger Agreement or this Stockholders’ Support Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Stockholders’ Support Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Company Securities, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Company Securities (other than transfer restrictions under the Securities Act)) affecting any such Company Securities, other than pursuant to (A) this Stockholders’ Support Agreement, (B) the Company LLC Agreement, (C) the Company Merger Agreement and the Merger Agreement or (D) any applicable securities laws; and (x) the Company Securities identified on Schedule A are the Company Securities owned of record or Beneficially Owned by the Insiders as of the date hereof, and none of such Company Securities is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Company Securities, except as provided in this Stockholders’ Support Agreement.

24.

If, and as often as, there are any changes in the Company or the Company Securities by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Stockholders’ Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company, the Company’s successor or the surviving entity of such transaction and the Company Securities, each as so changed.

25.

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement, or instrument of assignment, transfer, or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature pages follow]

Sincerely,

SSO, LLC

/s/ Shahan Ohanessian
Name: Shahan Ohanessian
Title: Authorized Person

Shahan Ohanessian

/s/ Shahan Ohanessian
Shahan Ohanessian

Shoushana Ohanessian

/s/ Shoushana Ohanessian
Shoushana Ohanessian

[Signature Page to Stockholders’ Support Agreement]

Agreed and Acknowledged by:

TARGET GLOBAL ACQUISITION I CORP.

By:	/s/ Michael Minnick
Name: Michael Minnick
Title: Chief Executive Officer

VENHUB GLOBAL, INC.

By:	/s/ Shahan Ohanessian
Name: Shahan Ohanessian
Title: Chief Executive Officer

[Signature Page to Stockholders’ Support Agreement]

Schedule A

Stockholder	Common Stock	Company Series A Preferred Stock
SSO, LLC	20,000,000	100,000 shares
Shahan Ohanessian	416,767
Shoushana Ohanessian	1,100,000

Exhibit 10.3

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of [    ], by and among Target Global Acquisition I Corp., a Cayman Islands exempted company (“Acquiror”), the undersigned stockholders (each, a “Lock-Up Party” and, collectively, the “Lock-Up Parties”) of VenHub Global, Inc., a Delaware corporation (the “Company”) and the Company. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on December 2, 2024, Acquiror, Vital Merger Sub 1 Corp., a Delaware corporation and a direct, wholly owned Subsidiary of Acquiror (“Merger Sub 1”), Vital Merger Sub 2 LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Acquiror (“Merger Sub 2” and, together with First Merger Sub, the “Merger Subs”), and the Company entered into an Agreement and Plan of Merger (the “Business Combination Agreement”), pursuant to which (a) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the “Surviving Acquisition Corporation”), and (b) immediately following the First Merger, as part of the same overall transaction as the First Merger, the Surviving Acquisition Corporation will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 being the surviving company of the Second Merger (the “Second Surviving Entity”), and as a result of which the Second Surviving Entity will become a wholly owned Subsidiary of Acquiror;

WHEREAS, prior to the Closing and subject to the conditions of the Business Combination Agreement, Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Cayman Islands Companies Act (2023 Revision) (the “Domestication”);

WHEREAS, in connection with the Extraordinary General Meeting of shareholders called by Acquiror to approve, among other things, an extension of time for Acquiror to consummate an initial business combination, Acquiror and CIIG Management III LLC entered into certain non-redemption agreements and assignments of economic interests (the “Non-Redemption Agreements”) with certain investors (the “Investors”) pursuant to which, upon the closing of the Business Combination (the “Closing”) CIIG Management III LLC shall issue to the Investors a number of ordinary shares in an amount equal to 419,902 ordinary shares plus an additional 41,990 ordinary shares for each passing month after December 9, 2024 until the Closing (collectively, the “NRA Shares”);

WHEREAS, each Lock-Up Party agrees to enter into this Agreement with respect to all Lock-Up Securities (as defined below) that such Lock-Up Party now or hereafter owns, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or of record;

WHEREAS, each of Acquiror, the Company and each Lock-Up Party has determined that it is in its best interests to enter into this Agreement; and

WHEREAS, each Lock-Up Party understands and acknowledges that Acquiror and the Company are entering into the Business Combination Agreement in reliance upon such Lock-Up Party’s execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror’s Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0001 and (b) immediately following the Domestication, Acquiror’s Class A Common Stock and Class B Common Stock, each with a par value of $0.0001 per share.

“Acquiror Securities” means (a) any shares of Acquiror Common Stock and (b) any equity securities of Acquiror that may be issued or distributed or be issuable with respect to the securities referred to in clause (a) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

“Affiliate” of a specified person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Expiration Time” shall mean the earliest to occur of (a) the effective date of the First Merger (the “Closing Date”), (b) such date as the Business Combination Agreement shall be validly terminated in accordance with Article X thereof and (c) with respect to each Lock-Up Party and Acquiror, the effective date of a written agreement between Acquiror and such Lock-Up Party terminating this Agreement.

“Family Member” means with respect to any individual, a spouse, domestic partner, child, grandchild or other lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual, father, father-in-law, mother, mother-in-law, brother, step-brother, sister or step-sister or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.

“Governmental Authority” means any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

2

“Lock-Up Securities” means such Acquiror Securities Beneficially Owned by a Lock-Up Party as of immediately following the Closing Date, identified on the signature page, other than any Acquiror Securities acquired in open market transactions.

“Permitted Transferee” means with respect to any Person, (a) any Family Member of such Person, (b) any Affiliate of such Person or to any investment fund or other entity controlled or managed by such Person, (c) any Affiliate of any Family Member of such Person, (d) if the undersigned is a corporation, partnership, limited liability company or other business entity, its stockholders, partners, members or other equityholders, (e) the Company or Acquiror in connection with the repurchase of shares of Acquiror Common Stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan and (f) a tax-exempt or charitable organization, or a donor-advised fund.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Transfer” shall mean any direct or indirect sale, assignment, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, pledge, hypothecation, disposition, loan or other transfer, excluding entry into this Agreement and the Business Combination Agreement and the consummation of the transactions contemplated hereby and thereby.

2. Lock-Up.

2.1 Non-Management Lock-Up. Each Lock-Up Party that is not deemed a member of management of the Acquiror on the Closing Date (each as defined in the Business Combination Agreement) (each, a “Non-Management Lock-Up Party”) agrees severally, and not jointly, with Acquiror not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Securities Beneficially Owned or otherwise held by such Lock-Up Party during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 2.2. The “Lock-Up Period” shall commence on the Closing Date and end in three consecutive installments following the Closing Date, in accordance with the following release schedule:

(i) One-third of the Lock-Up Securities held by the Non-Management Lock-Up Party shall be released from the Lock-Up upon the combined company issuing its first quarterly earnings release after the Closing Date (which shall occur at least 60 days after the Closing Date);

(ii) One-third of the Lock-Up Securities held by the Non-Management Lock-Up Party shall be released from the Lock-Up upon the combined company issuing its second quarterly earnings release after the Closing Date; and

3

(iii) One-third of the Lock-Up Securities held by the Non-Management Lock-Up Party shall be released from the Lock-Up upon the combined company issuing its third quarterly earnings release after the Closing Date.

2.2 Management Lock-Up. Each Lock-Up Party that is deemed a member of management of the Company on the Closing Date (each, a “Management Lock-Up Party”) agrees severally, and not jointly, with Acquiror not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Securities Beneficially Owned or otherwise held by such Management Lock-Up Party during the Management Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 2.2. The “Management Lock-Up Period” shall be 24 months from the Closing Date, in accordance with the following release schedule:

(i) One-third of the Lock-Up Securities held by the Management Lock-Up Party shall be released from the Lock-Up 12 months after the Closing Date;

(ii) One-third of the Lock-Up Securities held by the Management Lock-Up Party shall be released from the Lock-Up 18 months after the Closing Date; and

(iii) One-third of the Lock-Up Securities held by the Management Lock-Up Party shall be released from the Lock-Up 24 months after the Closing Date.

2.3 Release of Founder Shares. In the event that the Acquiror or the Company raises proceeds in any sale of the Company’s and/or Acquiror’s securities (i) in excess of $40 million of gross proceeds, 10% of the Lock-Up Securities held by CIIG Management III LLC and Target Global Sponsor Ltd. shall be released from the Lock-Up, or (ii) in excess of $50 million of gross proceeds, 20% of the Lock-Up Securities held by CIIG Management LLC and Target Global Sponsor Ltd. shall be released from the Lock-Up.

2.4 Monetization Restriction. All securities held by the Lock-Up Party that become freely tradeable after the Lock-Up Period or the Management Lock-Up Period, as applicable, has expired will further be limited to volume restriction of have imposed on those shares a monetization restriction (the “Monetization Restriction”) that limits the sale by the Lock-Up Party of such freely tradeable shares to no more than 20% of the Company’s average daily trading volume on any given Trading Day. The Monetization Restriction shall expire one year from the Closing Date.

2.5 Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period or the Management Lock-Up Period, as applicable, each Lock-Up Party may Transfer, without the consent of Acquiror, any of such Lock-Up Party’s Lock-Up Securities (a) to Acquiror’s officers or directors, any affiliate or family member of any of Acquiror’s officers or directors, any affiliate of CIIG Management III LLC or to any members of CIIG Management III LLC or any affiliates of such members and funds and accounts advised by such members; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which

4

the securities were originally purchased; (f) in the event of Acquiror’s liquidation prior to Closing; (g) by virtue of the laws of the Cayman Islands or CIIG Management III LLC’s limited liability company agreement upon dissolution of CIIG Management III LLC; or (h) in the event of Acquiror’s liquidation, merger, share exchange or other similar transaction which results in all of the Acquiror’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property subsequent to Acquiror’s completion of a business combination; provided, however, that in the case of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement with Acquiror agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement.

3. Additional Agreements.

3.1 Confidentiality. Until the Expiration Time, each Lock-Up Party will and will direct their Affiliates to keep confidential and not disclose any non-public information relating to Acquiror or the Company and their respective subsidiaries, including the existence or terms of, or transactions contemplated by, this Agreement, the Business Combination Agreement or the other Transaction Documents, except to the extent that such information (i) was, is or becomes generally available to the public after the date hereof (including by virtue of any public filings to be made by any parties to the Business Combination Agreement as are required by the federal securities law in connection with the Registration Statement or a Current Report on Form 8-K), other than as a result of a disclosure by such Lock-Up Party in breach of this Section 3.1, (ii) is, was or becomes available to such Lock-Up Party on a non-confidential basis from a source other than Acquiror or the Company, or (iii) is or was independently developed by such Lock-Up Party after the date hereof. Notwithstanding the foregoing, such information may be disclosed to the extent permitted to be disclosed pursuant to any applicable whistleblower law or required to be disclosed in a judicial or administrative proceeding, or otherwise required to be disclosed by applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such disclosing party is subject), provided that such Lock-Up Party gives Acquiror or the Company, as applicable, prompt notice of such request(s) or requirement(s), to the extent practicable (and not prohibited by Law), so that the Acquiror or the Company may seek, at its own expense, an appropriate protective order or similar relief (and such Lock-Up Party shall reasonably cooperate with such efforts it being understood that such obligation to reasonably cooperate does not require a Lock-Up Party to itself commence litigation regarding such protective order or similar relief).

3.2 Acquiror Board Release. Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that, from and after the Closing Date, the Board of Directors of Acquiror shall be entitled to release any Lock-Up Party from any or all of its obligations hereunder, in each case on behalf of Acquiror and the Company, provided, however, if one Lock-Up Party is released, the other Lock-Up Parties shall, unless they consent otherwise in writing, also be similarly released to the same relative extent, and at the same time or times, as the released Lock-Up Party.

3.3 NRA Shares. In connection with the Closing of the Business Combination, CIIG Management III LLC shall use reasonable efforts to require the Investors to enter into a joinder to this Agreement agreeing to the lock-up provisions herein detailed in Section 2.1 with respect to the NRA Shares; provided, however, it being understood, that the Investors are under no such obligation to enter into such joinder.

5

4. Representations and Warranties of the Lock-Up Parties. Each Lock-Up Party hereby represents and warrants, severally and not jointly, to the Company and Acquiror as follows:

4.1 Due Authority. Such Lock-Up Party has the full power and authority to execute and deliver this Agreement and perform its obligations hereunder. If such Lock-Up Party is an individual, the signature to this agreement is genuine and such Lock-Up Party has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by such Lock-Up Party and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Lock-Up Party, enforceable against such Lock-Up Party in accordance with its terms, except as limited by applicable Remedies Exceptions.

4.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance by such Lock-Up Party of the obligations under this Agreement and the compliance by such Lock-Up Party with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Lock-Up Party, (ii) if such Lock-Up Party is an entity, conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of such Lock-Up Party, or (iii) result in any breach of, or constitute a default (or an event, which with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the securities of the Company owned by such Lock-Up Party pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Lock-Up Party is a party or by which such Lock-Up Party is bound, except, in the case of clauses (i) and (iii), as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of such Lock-Up Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance of this Agreement by such Lock-Up Party will not, require any consent, approval, authorization or permit of, or filing or notification to, or expiration of any waiting period by any Governmental Authority or any other Person with respect to such Lock-Up Party, other than those set forth as conditions to closing in the Business Combination Agreement and other than those pursuant to, in compliance with or required to be made under the Exchange Act.

4.3 Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of such Lock-Up Party after reasonable inquiry, threatened against such Lock-Up Party that would reasonably be expected to materially impair the ability of such Lock-Up Party to perform its obligations hereunder or to consummate the transactions contemplated hereby.

4.4 Absence of Conflicting Agreements. Such Lock-Up Party has not entered into any agreement, arrangement or understanding that is otherwise materially inconsistent with, or would materially interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

6

5. Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any designee of any Lock-Up Party from serving on the Board of Directors of the Company or from taking any action, subject to the provisions of the Business Combination Agreement, while acting in such designee’s capacity as a director or officer of the Company. Each Lock-Up Party is entering into this Agreement solely in its capacity as the anticipated owner of Acquiror Securities following the consummation of the First Merger.

6. Termination. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 6 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.

7. Miscellaneous.

7.1 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

7.2 Non-survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Time.

7.3 Assignment. No party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto, except with respect to a Transfer completed in accordance with Section 2.2. Subject to the first sentence of this Section 7.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 7.3 shall be void ab initio.

7.4 Amendments and Modifications. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed, with respect to each Lock-Up Party, by (1) Acquiror, (2) the Company and (3) such Lock-Up Party.

7.5 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (1) any defense in any action for specific performance that a remedy at Law would be adequate and (2) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

7

7.6 Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses, and such communications, to be valid, must be addressed as follows:

(i) if to Acquiror prior to the First Merger, to:

Target Global Acquisition I Corp.

PO Box 10176

Governor’s Square 23

Lime Tree Bay Avenue, Grand Cayman

KY1-1102, Cayman Islands

Attention: Michael Minnick

Email:

with a copy (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attention: Alice Hsu

Email:

(ii) if to the Company or Acquiror following the First Merger, to:

VenHub Global, Inc.

518 S Fair Oaks Avenue

Pasadena, CA 91105

Attention: Shahan Ohanessian

E-mail:

with copies to:

Smith Eilers, PLLC

149 South Lexington Ave.

Asheville, NC 28801

Attention: William Eilers

Email:

(iii) if to a Lock-Up Party, to the address for notice set forth on such Lock-Up Party’s signature page to this Agreement,

with copies (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

Attention: Alice Hsu

Email:

Smith Eilers, PLLC

149 South Lexington Ave.

Asheville, NC 28801

Attention: William Eilers

Email:

8

unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

7.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.8.

9

7.9 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies.

7.10 Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Delivery by electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

7.11 Effect of Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.12 Legal Representation. Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document. Each Lock-Up Party acknowledges that Orrick, Herrington & Sutcliffe LLP is acting as counsel to the Acquiror and Smith Eilers, PLLC is acting as counsel to the Company in connection with the Business Combination Agreement and the transactions contemplated thereby, and is not acting as counsel to any Lock-Up Party.

7.13 Expenses. Except as otherwise set forth in this Agreement or as otherwise approved by the Company, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

7.14 Further Assurances. At the request of Acquiror or the Company, in the case of any Lock-Up Party, or at the request of the Lock-Up Parties, in the case of Acquiror, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

7.15 Waiver. No failure or delay on the part of either party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10

7.16 Several Liability. The liability of any Lock-Up Party hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Lock-Up Party be liable for any other Lock-Up Party’s breach of such other Lock-Up Party’s representations, warranties, covenants, or agreements contained in this Agreement.

7.17 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

[Signature pages follow.]

11

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

TARGET GLOBAL ACQUISITION I CORP.

By:
Name:	Michael Minnick
Title:	Chief Executive Officer

VENHUB GLOBAL, INC.

By:
Name:	Shahan Ohanessian
Title:	Chief Executive Officer

:

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

LOCK-UP PARTIES:

[ ]

Exhibit 10.4

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025, is made and entered into by and among VenHub Global Holdings Inc., a Delaware corporation (f/k/a Target Global Acquisition I Corp.) (the “Company”), Target Global Sponsor Ltd., a Cayman limited liability company (the “Sponsor”), CIIG Management III LLC, a Delaware limited liability company, and each of the undersigned parties listed on the signature page hereto under “Holders” (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, on December 8, 2021, the Company, the Sponsor and certain other security holders named therein (the “Existing Holders”) entered into that certain Registration and Shareholder Rights Agreement (the “Existing Registration Rights Agreement”) as amended by that certain Amendment to the Registration and Shareholder Rights Agreement, dated as of June 11, 2024, by and among the Company, the Sponsor, and the Existing Holders, pursuant to which the Company granted the Sponsor and such other Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, on December 2, 2024, the Company, VenHub Global, Inc., a Delaware corporation (“VenHub”), Vital Merger Sub 1 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub I”), and Vital Merger Sub 2 LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“Merger Sub II”) entered into that certain Agreement and Plan of Merger (the “BCA”) pursuant to which, among other things, (a) Merger Sub I will merge with and into VenHub (the “First Merger”), with VenHub being the surviving corporation of the First Merger, (b) VenHub will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Business Combination”), with Merger Sub II being the surviving entity of the Business Combination;

WHEREAS, prior to the closing of the Business Combination and subject to the terms and conditions of the BCA, the Company domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Cayman Islands Companies Act (2023 Revision) (the “Domestication”);

WHEREAS, in connection with the Business Combination all of the equity securities of VenHub Global, Inc. held by stockholders of VenHub Global, Inc. prior to the Business Combination shall be converted on a one-for-one basis into Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of the Company;

WHEREAS, on May 31, 2024, the Company, CIIG III Management LLC and Sponsor entered into a Securities Assignment Agreement pursuant to which the Sponsor sold, transferred and assigned 3,533,191 Class A Ordinary Shares of the Company and 17,500 Class B ordinary shares of the Company (“Founder Shares”) and upon the consummation of the Business Combination, the Founder Shares shall convert on a one-for-one basis into Class A Common Stock;

WHEREAS, after the Domestication and closing of the Business Combination, the Holders will own shares of the Company’s Class A Common Stock and certain Holder will own private warrants to purchase shares of Class A Common Stock (the “Private Placement Warrants”); [and]

[WHEREAS, in order to finance the Company’s transaction costs in connection with its search for and consummation the Business Combination, the Sponsor, its affiliates or any of the Company’s officers and directors may loan to the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into private placement-equivalent warrants (“Working Capital Warrants”) at a price of $1.50 per warrant at the option of the lender; and]

1

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement, as amended, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“BCA” shall have the meaning given in the Recitals.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals.

“Class A Common Stock” shall have the meaning given in the Recitals.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall mean any Holder or group of Holders, that together elects to dispose of Registrable Securities having an aggregate value of at least $[•], at the time of the Underwritten Demand, under a Registration Statement pursuant to an Underwritten Offering.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time

“Existing Holders” shall have the meaning given in the Recitals.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals.

[“Extension Loan Warrants” means Warrants issued to Holders as a result of the conversion of loans made by the Holders or their designees to the Company to extend the period of time of the Company has to consummate a Business Combination.]

“First Merger” shall have the meaning given in the Recitals.

“Form S-3” shall have the meaning given in subsection 2.3.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

2

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the shares of Class A Common Stock issued by the Company upon the conversion of any Ordinary Shares previously held by a Holder in connection with the Business Combination, (b) the Private Placement Warrants (including any Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants), (c) any outstanding shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement acquired prior to or in connection with the Business Combination, [(d) any equity securities (including the shares of Class A Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder (including the Working Capital Warrants and any shares of Class A Common Stock issued or issuable upon the exercise of the Working Capital Warrants),] [(e) the Extension Loan Warrants (and underlying securities), if any, and] (g) any other equity security of the Company issued or issuable with respect to any such Class A Common Stock by way of a share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock are then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

3

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel selected jointly by a majority-in-interest of the Demanding Holders initiating an Underwritten Demand (including, without limitation, a Block Trade), a majority in interest of Requesting Holders participating in an Underwritten Offering and a majority in interest of Holders participating in a Piggyback Registration, as applicable, not to exceed $[•] per Underwritten Demand, Underwritten Offering or Piggyback Registration, as applicable.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities required to be filed pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Second Merger” shall have the meaning given in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Working Capital Warrants” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

2.1 Registration.

2.1.1 Shelf Registration. The Company agrees that, within thirty (30) calendar days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of the Registrable Securities (a “Shelf Registration”).

2.1.2 Effective Registration. The Company shall use its reasonable best efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holders. If at any time a Registration Statement filed with the Commission pursuant to Section 2.1.1 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its reasonable best efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, any Demanding Holder may make a written demand for an Underwritten Offering, including a Block Trade, pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 (an “Underwritten Demand”). The Company shall, within five (5) business days of the Company’s receipt of the Underwritten Demand, notify, in

4

writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to such Underwritten Demand (each such Holder that requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) days (one (1) day if such offering is a Block Trade) after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in such Underwritten Offering pursuant to such Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company, which Underwriter(s) shall be subject to the approval of a majority in interest of the Demanding Holders initiating such Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) days after the closing of an Underwritten Offering.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding shares of Class A Common Stock or other equity securities of the Company that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities (if any) in writing that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of the Requesting Holders, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), shares of Class A Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), shares of Class A Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the Company consummates a Business Combination, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a

5

proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Class A Common Stock that the Company desires to sell, taken together with (i) the shares of Class A Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Class A Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (pro rata based on the respective number of Registrable Securities that such Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Class A Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Class A Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

6

2.2.3 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to an Underwritten Demand effected under Section 2.1 hereof.

2.3 Registrations on Form S-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.2 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of an Underwritten Demand pursuant to subsection 2.1.3 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefor essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days.

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if any Demanding Holder desires to effect a Block Trade, then, notwithstanding any other time periods in this Article II, the Demanding Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade and include any Requesting Holders as provided in Section 2.1.3. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and the share price of such offering.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the Company consummates a Business Combination the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

7

3.1.1 prepare and file with the Commission within thirty (30) calendar days after the consummation of the Business Combination a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriters to participate, at each such person’s own expense, in the preparation of the Registration Statement, and

8

cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter, such consent not to be unreasonably withheld, and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriters may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriters in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriters’ marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to (i) delay or postpone the (a) initial effectiveness of any Registration Statement or (b) launch of any Underwritten Offering, in each case, filed or requested pursuant to this Agreement, and (c) from time to time to require the Holders not to sell under any Registration Statement or Prospectus or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Board reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the applicable Registration Statement or Prospectus of material

9

information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement or Prospectus would be expected, in the reasonable determination of the Board, upon the advice of legal counsel, to cause the Registration Statement or Prospectus to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend a Registration Statement, Prospectus or Underwritten Offering on more than two (2) occasions, for more than sixty (60) consecutive calendar days, or more than one hundred-twenty (120) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the Company of a Suspension Event while a Registration Statement filed pursuant to this Agreement is effective or if as a result of a Suspension Event a Misstatement exists, each Holder agrees that (i) it will immediately discontinue offers and sales of Registered Securities under each Registration Statement filed pursuant to this Agreement until the Holder receives copies of a supplemental or amended Prospectus (which the Company agrees to promptly prepare) that corrects the relevant misstatements or omissions and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales and (ii) it will maintain the confidentiality of information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Holders will deliver to the Company or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (A) to the extent the Holders are required to retain a copy of such Prospectus (x) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Class A Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not

10

misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

11

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: VenHub Global Holdings Inc., 518 S. Fair Oaks Ave., Pasadena, CA 91105, Attention: Chief Executive Officer, with copy to: Smith Eilers, PLLC, 149 South Lexington Avenue, Asheville, NC 28801, Attention: William Eilers, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the capital

12

shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act with no volume or other restrictions or limitations. The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

13

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

VENHUB GLOBAL HOLDINGS, INC., a Delaware Corporation

By:
Name:
Title:

HOLDERS:

[ ]

[Signature Page to Amended and Restated Registration and Shareholder Rights Agreement]

Exhibit 99.1

VENHUB GLOBAL, INC., A PROVIDER OF FULLY AUTONOMOUS AND ROBOTIC

RETAIL SOLUTIONS, TO LIST ON NASDAQ

•

VenHub Global, Inc. is an emerging AI and robotics technology company that has developed a 24/7 fully-autonomous retail Smart Store, headquartered in Pasadena, CA, and has amassed a robust pre-order backlog of 1,000+ stores with potential revenue of more than $300 million[1]

•	VenHub’s innovative solution offers low building and operating costs and advanced security features, empowering store owners to deliver a seamless customer experience

•	VenHub’s proprietary robotic arms technology and cutting-edge vision system ensures precise product delivery, while its AI-driven platform is expected to optimize store operations

•	VenHub intends to build strategic partnerships, diversify product offerings, and advance its technology for future growth

•	The proposed business combination with Target Global Acquisition I Corp. values VenHub at a pro forma enterprise value of $715 million[1] and is targeted to close in Q2 2025

PASADENA, CA – Dec. 2, 2024 – VenHub, a disruptive AI and robotics company (“VenHub” or the “Company”), and Target Global Acquisition I Corp. (NASDAQ: TGAA) (“TGAA”), a NASDAQ-listed special purpose acquisition company, today announced they have entered into a definitive business combination agreement, dated as of December 2, 2024 (the “Business Combination Agreement”). The proposed business combination (the “Proposed Business Combination”) is expected to be completed (the “Closing”) in the second quarter of 2025, subject to customary closing conditions, including regulatory and shareholder approvals. The combined company will operate as VenHub Global Holdings, Inc. following the Closing and is expected to list on Nasdaq under the ticker symbol “VHUB”.

As one of the leading providers of a 24/7 autonomous smart store, VenHub has introduced and developed a solution with the potential to transform how consumers interact with technology in retail environments. Powered by proprietary software and unique robotics arms technology, VenHub’s product offering can provide a seamless customer experience. Manufactured by a leader in the global robotics industry, the innovative robotic arms technology can differentiate VenHub from traditional retail solutions and well-positions the Company in the automated retail space. Additionally, VenHub’s cutting edge vision system adds precision and reliability to its product offering, and the efficiency and security of the Smart Stores are enabled by VenHub’s intellectual property portfolio.

Founded in 2023, VenHub is addressing challenges facing traditional retail stores, including inefficient inventory management, limited hours, high labor costs, and security concerns. The Smart Stores are designed to utilize data-driven inventory management, a self-service delivery system, and advanced security protection, all of which reduce labor costs and collectively enhance sales and growth potential. Through these potential competitive advantages, VenHub has secured over 1,000 customer pre-orders across 48 states, with potential revenue of more than $300 million1 in pre-order value. This pre-order book demonstrates market confidence in VenHub’s smart store technology.

VenHub’s growth strategy focuses on geographic and store format expansion to meet the growing demand for autonomous retail solutions, as well as product diversification to enhance VenHub’s market presence and operational efficiency. The Company’s CapEx-light business model has the potential to create value for stakeholders, and its diversified business model with potential for recurring revenue can allow VenHub to achieve its expansion plan.

[1]	Based on management estimates. As of September 30, 2024.

Key Investment Highlights

•	Disruptive AI & Robotics Technology – innovative product with potential to revolutionize consumer behavior.

•	Sizeable Total Addressable Market – over $2 trillion[2] end-market across convenience stores, traditional retail, and gas stations, which is global in nature.

•

Large Pre-order Book with Deliveries Beginning this Year – over $300M3 in potential revenue from customer pre-orders with production beginning in Q4 2024 and targeted delivery of the first Smart Stores in Q1 2025.

•	Attractive Financial Profile – unit level economics driven by immediate positive gross profit and EBITDA margins.

•	Leadership Expertise – accomplished management team with strong automation, logistics, supply chain, robotics, and retail experience.

Management Commentary

Shahan Ohanessian, Chief Executive Officer of VenHub, commented: “This is day one for VenHub on a larger stage,” Shahan Ohanessian, CEO of VenHub, remarked. “We’re at the starting line of what I believe will be a remarkable journey, turning our vision into reality and expanding our reach on a global scale. We’re not just joining the market; we’re aiming to pioneer a new frontier in smart retail that enhances how businesses and consumers connect.”

Mike Minnick, Chief Executive Officer of TGAA, added: “We are excited to partner with Shahan and the VenHub team. VenHub’s efficient, capital-light business model, combined with strong near-term projected positive cash flow generation, positions the Company for sustainable growth. This approach enables strategic expansion into multiple geographic markets while leveraging internally generated cash flow and maintaining disciplined resource allocation.”

Proposed Business Combination Overview

The Proposed Business Combination implies a pro forma enterprise value of $715 million, which assumes an estimated equity value of $650 million, $26 million in new cash to the balance sheet (assuming 100% redemptions by TGAA public shareholders), and $0.6 million in existing cash. The Proposed Business Combination is expected to provide net cash to VenHub of up to $14 million to support VenHub’s continued geographic expansion and product diversification.

Cash proceeds raised will consist of TGAA’s approximately $20.4 million cash in trust, net of redemptions. The cash in the TGAA trust account is anticipated to support the Company’s growth capital needs, including VenHub’s production, marketing and sales efforts.

[2]

Grand View Research, “GVR Report cover Convenience Stores Market Size, Share & Trends Analysis Report By Type (Cigarettes & Tobacco, Foodservice, Packaged Beverages, Center Store, Low Alcoholic Beverages), By Region, And Segment Forecasts, 2022 – 2028”, May 2022

[3]	Based on management estimates. As of September 30, 2024.

It is intended that 100% of existing VenHub stockholders will roll over their equity and, assuming no redemptions and full rollover, own approximately 89% of the pro forma equity of the combined company in connection with the transaction. The Proposed Business Combination has been approved by the boards of directors of both VenHub and TGAA and is expected to close in the second quarter of 2025, subject to shareholder approvals and other customary closing conditions. For a summary of the material terms of the Proposed Business Combination, as well as a supplemental investor presentation, please see the Current Report on Form 8-K filed today by TGAA with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about the Proposed Business Combination will be described in TGAA’s proxy statement relating to the Proposed Business Combination, which it will file with the SEC.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is serving as the exclusive financial advisor, capital markets advisor and placement agent to VenHub. Smith Eilers PLLC is serving as legal counsel to VenHub. Orrick, Herrington & Sutcliffe LLP is serving as legal counsel to TGAA. Travers Thorp Alberga is serving as legal counsel to TGAA with respect to Cayman Islands law.

About VenHub

VenHub Global, Inc., f/k/a Autonomous Solutions, Inc., a Delaware corporation, is reshaping the retail industry with its groundbreaking autonomous and robotic-operated Smart Stores. Leveraging advanced AI and smart inventory management systems, VenHub offers a seamless shopping experience that operates 24/7. This approach not only increases revenue but also significantly reduces operational costs compared to traditional retail setups. VenHub’s modular design allows for quick installation and easy customization to meet a wide range of consumer needs. The company operates across three main retail formats: fixed Smart Stores for permanent locations, mobile Smart Stores for flexibility and broader accessibility, and innovative solutions that upgrade existing retail spaces and shopping centers into advanced Smart Shopping environments. With its forward-thinking strategy, VenHub is poised to transform the retail landscape, providing an efficient and accessible shopping experience that anticipates the future of commerce.

About Target Global Acquisition I Corp.

TGAA Acquisition I Corp. is a blank check company incorporated as a Cayman Island exempted company and formed for the purpose of effecting a merger, share, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TGAA’s units, Class A ordinary shares and warrants trade on the Nasdaq under the ticker symbols “TGAAU,” “TGAA,” and “TGAAW” respectively.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TGAA’s and VenHub’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, TGAA’s and VenHub’s expectations with respect to future performance and anticipated financial impacts of the Proposed Business Combination, the satisfaction of the closing conditions to the Proposed Business Combination and the timing of the completion of the Proposed Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside TGAA’s and VenHub’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against TGAA and VenHub following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of the shareholders of TGAA or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Proposed Business Combination to fail to close; (5) the amount of redemption requests made by TGAA’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the Nasdaq Stock Market LLC following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that VenHub or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the Proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” which will be set forth in a Registration Statement on Form S-4 (the “Registration Statement”) to be filed by TGAA and the Company and in TGAA’s other filings with the SEC. Some of these risks and uncertainties may be amplified by future events and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. TGAA cautions that the foregoing list of factors is not exclusive. TGAA cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. TGAA does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This press release relates to a proposed transaction between the Company and TGAA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. TGAA and the Company intend to file a registration statement on Form S-4 that will include a proxy statement/prospectus of TGAA. The proxy statement/prospectus will be sent to all TGAA shareholders. TGAA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TGAA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and all other relevant documents filed or that will be filed with the SEC by TGAA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by TGAA may be obtained free of charge from TGAA’s website at https://tgacquisition1.com/ or by written request to TGAA at: Target Global Acquisition I Corp., PO Box 10176, Governor’s Square 23, Lime Tree Bay Avenue, Grand Cayman KY1-1102, Cayman Islands.

Participants in the Solicitation

TGAA and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from TGAA’s shareholders in connection with the proposed transaction. Information about TGAA’s directors and executive officers and their ownership of TGAA’s securities is set forth in TGAA’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of TGAA, VenHub or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The contents of this press release have not been reviewed by any regulatory authority in any jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Relations Contact

IR@VenHub.com

855-585-4999

Exhibit 99.2

VenHub
1
VenHub
2
VenHub
3
VenHub
4
VenHub

VenHub

# Investor Presentation

December 2024

Exhibit 99.2 Investor Presentation December 2024

Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is for informational purposes only. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between VenHub Global, Inc. a Delaware corporation f/k/a Autonomous Solutions, Inc., a Wyoming corporation (“VenHub,” or the “Company”), Target Global Acquisition I Corp (“TGAA”) and to be formed wholly-owned Delaware merger subsidiaries of TGAA (the “Proposed Business Combination”), and the related transactions, including a potential investment in the Company (the “Proposed Capital Investment” and, together with the Proposed Business Combination, the “Proposed Transactions”), and for no other purpose. The proposed terms of the Proposed Transactions reflected in the Presentation are indicative, non-binding, and proposed by the Company and TGAA. Any and all terms remain subject to further discussion, negotiation, and change. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities or of the Proposed Business Combination contemplated hereby or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. Any offering of securities in the Proposed Capital Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities acquired in the Proposed Capital Investment may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. The Company will make any offer to sell securities only pursuant to a definitive subscription agreement, and the Company reserves the right to withdraw or amend for any reason any offering and to reject any subscription agreement in whole or in part for any reason This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of TGAA and the Company and is intended for the recipient hereof only. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally in connection with this Presentation is confidential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, disclose or use such information in any way detrimental to VenHub or TGAA, and that you will return to VenHub and TGAA, delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, this Presentation and the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will TGAA, VenHub, the Company, any bank serving as a placement agent in the Proposed Capital Investment (“Placement Agents”) or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Although all information and opinions expressed in this Presentation, including industry and market data obtained from third-party industry publications and sources as well as from research reports prepared for other purposes, were obtained from sources believed to be reliable and are included in good faith, none of the Company, TGAA, VenHub or any Placement Agent has independently verified the information obtained from these sources and cannot assure you of the information’s accuracy or completeness. This information is subject to change. Some data are also based on the good faith estimates of VenHub and TGAA, which are derived from their respective views of internal sources as well as the independent sources described above. VenHub’s forward-looking statements related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of its product candidate, and the size and growth potential of the markets for the Company’s product candidate are based upon but not limited to third-party research and the Company’s experience in the industry. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of VenHub or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of VenHub and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed a recommendation to any party to enter into any transaction or take any course of action. You are also reminded that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from the company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. Participants in the Solicitation In connection with the Proposed Business Combination, the parties intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of TGAA and a preliminary prospectus with respect to the securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, TGAA will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders as of a record date to be established for voting on the Proposed Business Combination. Shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about TGAA, VenHub, and the Proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to TGAA at PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands and to VenHub at 518 S Fair Oaks Ave, Pasadena, CA, the Company and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from TGAA’s shareholders in respect of the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding TGAA’s directors and executive officers is available in TGAA’s Annual Report on Form 10-K for the fiscal year ended th December 31, 2023, and Definitive Proxy Statement, dated June 17 , 2024, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to TGAA at PO Box 10176, Governor’s Square, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1002, Cayman Islands. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. 2

Disclaimer Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success of our marketing efforts, the conversion of pre-orders, manufacturing and assembly of our products, delivery of our products, ongoing maintenance and software support and customer satisfaction; financing and other business milestones; potential benefits of the Proposed Transactions; and expectations relating to the Proposed Transactions, including the proceeds of the Business Combination and the Company’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company and VenHub’s and TGAA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company, VenHub and TGAA. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Transactions or consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Transactions, or the risk that the approval of the stockholders of TGAA or VenHub is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; matters discovered by TGAA or VenHub as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to VenHub and the combined company; global economic and political conditions; the effects of competition on VenHub’s future business; the amount of redemption requests made by TGAA’s public shareholders; and those factors discussed in documents TGAA has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation. Additional risks related to VenHub’s business include, but are not limited to: uncertainty regarding outcomes of the company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation. If any of these risks materialize or TGAA’s or VenHub’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TGAA nor VenHub presently know or that TGAA and VenHub currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TGAA’s and VenHub’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualiﬁed in their entirety by reference to the cautionary statements herein. TGAA and VenHub anticipate that subsequent events and developments will cause TGAA’s and VenHub’s assessments to change. These forward-looking statements should not be relied upon as representing TGAA’s and VenHub’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither TGAA, VenHub nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law. Market Data Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and TGAA and VenHub’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while TGAA and VenHub believe their internal research is reliable, such research has not been verified by any independent source and TGAA and VenHub cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with TGAA and VenHub. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of various companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with TGAA or VenHub, or an endorsement or sponsorship by or of TGAA or VenHub. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM or SM symbols, but such references are not intended to indicate, in any way, that TGAA or VenHub will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Pre Orders Pre-orders for VenHub Smart Stores are expressions of interest intended to gauge market demand and do not create binding contracts. These pre-orders do not obligate prospective purchasers to complete the transaction nor require the Company to fulfill them. Consequently, there is no legal commitment for either party, and the Company reserves the right to modify, delay, or cancel pre-orders at its discretion. Fulfillment of pre-orders is contingent upon factors such as manufacturing capabilities, supply chain logistics, regulatory approvals, and market conditions. 3

# Today's Presenters

Target Global Acquisition I Corp.

VenHub

**Mike Minnick**

Chief Executive Officer of TGAA

J.P.Morgan

RBS The Royal Bank of Scotland

**Shahan Ohanessian**

Chief Executive Officer

ISN Insurance Services Network

media network

SCOOBEEZ

**Nader Kabbani**

Senior Advisor

amazon

Sabre

McKinsey & Company

**Matt Hidalgo**

Chief Financial Officer

Turquino

WPCS International Incorporated

pwc

VenHub

4

Today’s Presenters Mike Minnick Shahan Ohanessian Nader Kabbani Matt Hidalgo Chief Executive Officer of TGAA Chief Executive Officer Senior Advisor Chief Financial Officer 4

# Target Global Acquisition I Corp. Overview

Target Global
Acquisition I Corp.

| Overview | |
|---|---|
| Exchange/Ticker | NASDAQ: TGAA |
| Focus | Technology |
| TGAA Cash in Trust[1] | $20.4M |
| Warrant Coverage | 33.3% |
| IPO Pricing Date | December 9, 2021 |
| SPAC Terms[2] | Expiration: December 9, 2024 |

VenHub 5

Target Global Acquisition I Corp. Overview Overview Exchange/Ticker NASDAQ: TGAA Focus Technology 1 TGAA Cash in Trust $20.4M Warrant Coverage 33.3% IPO Pricing Date December 9, 2021 2 SPAC Terms Expiration: December 9, 2024 1. Based on the 8-K filed on July 11, 2024 2. Currently expires on December 9, 2024 with the ability to extend on a monthly basis for up to six times until June 9, 2025 5

Key Investment Highlights Disruptive AI & Robotics Technology Industry altering product poised to revolutionize consumer behavior 1 Sizeable Total Addressable Market Over $2 trillion end-market across convenience stores, traditional retail, and gas stations, which is global in nature 2 Large Pre-order Book with Deliveries Beginning this Year Over $300M+ (and growing) in potential revenue from customer pre-orders with production beginning in Q4 2024 and targeted delivery of the first Smart Stores in Q1 2025 Attractive Financial Profile Unit level economics driven by immediate positive gross profit and EBITDA margins Leadership Expertise Accomplished management team with strong automation, logistics, supply chain, robotics, and retail experience 1. Grand View Research, “GVR Report cover Convenience Stores Market Size, Share & Trends Analysis Report By Type (Cigarettes & Tobacco, Foodservice, Packaged Beverages, Center Store, Low Alcoholic Beverages), By Region, And Segment Forecasts, 2022 – 2028”, May 2022 2. Company data as of Q3 2024 6

# Our Retail Automation Investment Thesis

*Labor Market Forecasts[1]*

Unemployment Rate
Labor Participation Rate
10%
6%
0%
65%
61%
55%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028

*Wage Growth Measure, % YoY Change[2]*

7.0%
5.0%
2.0%
4.6%
2017
2018
2019
2020
2021
2022
2023

*US National Crime % Change indexed to 2012[3]*

(4%)
(5%)
(1%)
6%
5%
3%
3%
8%
6%
4%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

*Average retail lease size in square feet[4]*

5,000
4,000
2,500
3,200
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

VenHub
7

Our Retail Automation Investment Thesis Tightening Labor Markets and Rising Wages Are Driving the Need for Automation 1 2 Labor Market Forecasts Wage Growth Measure, % YoY Change Unemployment Rate Labor Participation Rate 7.0% 10% 65% 6% 61% 5.0% 4.6% 0% 55% 2.0% 2017 2018 2019 2020 2021 2022 2023 Rising Crime Rates Have Impacted the Retail Footprint, Brings to Light Heightened Security Needs 3 4 US National Crime % Change indexed to 2012 Average retail lease size in square feet 8% 5,000 6% 6% 5% 4% 3% 3% 4,000 (1%) (4%) (5%) 3,200 2,500 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 1. Bureau of Labor Statistics 2. Morningstar 3. Federal Bureau of Investigation 4. CoStar 7

Transaction Overview Business Combination Structure • TGAA intends to complete a business combination (the “Business Combination”) with VenHub Global Inc. (“VenHub”), fully autonomous and robotic-operated convenience stores utilizing advanced technologies such as AI and smart inventory management • The Business Combination is targeted to close in Q2 2025, subject to the satisfaction of customary closing conditions Valuation • The Business Combination implies a pro forma combined enterprise value of approximately $715M • Existing VenHub shareholders will roll 100% of their equity as part of the Business Combination Capital Structure • The Business Combination is expected to be funded by a combination of TGAA cash held in a trust account, proceeds from potential transaction financings, and issuance of TGAA securities to VenHub shareholders • The Business Combination is expected to result in up to $14M net cash on the balance sheet to fuel growth 8

COMPANY OVERVIEW 9

# VenHub Smart Store – An Innovative Retail Solution

TAZO
TAZO
TAZO
TAZO
Milk Duds
Splenda
VenHub

[Introduction Video]

10

VenHub Smart Store – An Innovative Retail Solution Introduction Video 10

# Proposed Leadership Team of the Combined Company

## Management Team

**Shahan Ohanessian**
Chief Executive Officer

**Matt Hidalgo**
Chief Financial Officer

**Nader Kabbani**
Senior Advisor

**Dr. Ryan Hannigan**
Principal Software Engineer

## Anticipated Board of Directors[1]

**Shahan Ohanessian**
Director

**Shoushana Ohanessian**
Director

**Jeffrey Rubin**
Director

**Mike Minnick[2]**
Director

**Nader Kabbani**
Director

amazon | FedEx | Uber Eats | أرامكو السعودية saudi aramco | ups | MOTIVA | EAT24

VenHub 11

Proposed Leadership Team of the Combined Company Management Team Shahan Matt Nader Dr. Ryan Ohanessian Hidalgo Kabbani Hannigan Chief Executive Officer Chief Financial Officer Senior Advisor Principal Software Engineer 1 Anticipated Board of Directors Shahan Jeffrey Shoushana Ohanessian Rubin Ohanessian Director Director Director Nader Mike 2 Kabbani Minnick Director Director 1. All directors to be appointed upon the closing of the transaction; final board composition will consist of seven directors 2. Mike Minnick or a TGAA elected Director 11

# VenHub's Storefront: Key Smart Store Features

24/7 security monitoring
Branding panel
Energy efficient lighting and cooling systems operate 24/7
VenHub
600-900 SKUs per Store
Self service delivery doors
12 hours Battery Backup[1]
Bulletproof glass

## Key Highlights[2]

VenHub
12

VenHub’s Storefront: Key Smart Store Features 2 24/7 security Key Highlights monitoring Energy efficient lighting and Branding panel cooling systems operate 24/7 Proprietary Self-contained unit designed for both indoor and outdoor use Modular Design Which can flex in size into 2x-3x or greater store areas starting from ~200 square feet per store Efficient Self-service delivery doors that can serve up to 80 customers every hour Flexible Store frame can be folded down to ship efficiently to location and can be installed in less than 7 days 600-900 SKUs Self service 12 hours Battery Bulletproof glass 1 per Store delivery doors Backup 1. Battery backup can run for 24 hours with extended battery and can be extended to 7 days 2. Based on current design estimates 12

# VenHub's Innovative Offerings

| Traditional C-Store Offering | Expected VenHub Offering |
|---|---|
| High Barrier to Entry | Reliable Delivery |
| Limited Store Hours | 24/7 Operation |
| Inefficient Inventory Management | Inventory Optimization |
| Observed Insights | Data-Driven Insights |
| High Cashier Labor Costs | No Cashier Costs |
| Safety & Security Concerns | Enhanced Security |

VenHub 13

VenHub’s Innovative Offerings Traditional C-Store Offering Expected VenHub Offering High Barrier to Entry Reliable Delivery Limited Store Hours 24/7 Operation Inefficient Inventory Management Inventory Optimization Observed Insights Data-Driven Insights No Cashier Costs High Cashier Labor Costs Enhanced Security Safety & Security Concerns 13

# VenHub by the Numbers

## About Us

| 24/7 | 2023 | 20 | Pasadena, California |
|---|---|---|---|
| Creating a 24/7Autonomous Smart Store | R&D Commenced | Team Members | Headquarters |

## Key Operating Metrics

| 1,000+ | >$300M[1] | 48 | 18 |
|---|---|---|---|
| Customer Pre-Orders | In Potential Revenue from Customer Pre-Orders | States with Pre-Orders | Filed or In Progress Patent Applications (with Plans to File Additional Patent Applications) |

## Key Financial Metrics

| ~$250k[1] | ~$46k[1] | Margins[2] | CAPEX & OPEX |
|---|---|---|---|
| Expected Average Sales Price per Store | Expected Average SaaS & Maintenance Revenue per Store | 53% gross profit margin & ~32% Adjusted EBITDA margin | De minimis requirements |

VenHub

14

VenHub by the Numbers About Us 24/7 2023 20 Pasadena, Creating a R&D Team California 24/7Autonomous Members Commenced Headquarters Smart Store Key Operating Metrics 1 48 18 1,000+ >$300M States with Filed or In Progress Patent Customer In Potential Revenue from Applications (with Plans to File Pre-Orders Customer Pre-Orders Pre-Orders Additional Patent Applications) Key Financial Metrics 1 2 1 ~$46k Margins ~$250k CAPEX & OPEX Expected Average SaaS ~53% gross profit margin Expected Average De minimis & Maintenance Revenue & ~32% Adjusted EBITDA Sales Price per Store requirements per Store margin Note: All metrics as of Q3 2024 1. Based on Company estimates 2. T+1 margins; Adjusted EBITDA (Earnings Before Interest, Taxes, Deprecation, and Amortization, Capex, Derivative Cost, and Transaction Costs) 14

VenHub’s Unique Robotic Arms Technology Robotic Arms Manufactured by a Leader in the Global Robotics Industry Key Highlights ✓ Proprietary firmware for controlling motors 1 within 1 -2mm of accuracy ✓ Delivery optimization based on synchronous, caching and hierarchy software design for picking, sorting, and packaging by weight ✓ Robotic arms can function independently and in tandem ✓ Robotic arms that can serve up to 80 1 customers per hour ✓ The robotic arms, which are manufactured by a leader in the global robotics industry, have undergone 1,500 hours of testing and have a 1 two-year warranty ✓ Using computer vision technology, robotic arms can identify bottle shaped SKUs with 1 99.0% accuracy 1. Company data 15

VenHub’s Cutting Edge Vision System Key Vision System Features Key Highlights – Product Picking ✓ State-of-the art image segmentation and point-cloud generation to determine product positions with 1-2mm Robotic Vision Robotic Vision accuracy Camera View Camera View for Robot One for Robot Two ✓ In-hub server able to process each Red Green Blue – (Barb) (Peter) Depth (RGBD) frame in less than 0.05 seconds, allowing for real-time motion correction ✓ Able to adapt to offsets in product positions due to seismic or human activity Segmented Grid Location for Optimal Placement ✓ Provides frequent updates of inventory count within a row to automate inventory management Key Highlights – Product Placing ✓ Uses vision + proprietary product placement algorithm to maximize number of products per order ✓ Placing position data also used to clear items from delivery system for cancelled and refunded orders ✓ Used in tandem with robot gripper data to validate orders and ensure customer received all ordered items 16

# VenHub's Unique Intellectual Property Portfolio

**Key Statistic**

**18**

**Patents applications with plans to file additional patent applications**

## Diversified IP Portfolio

### Robotics

- Pneumatic end effector system
- Integrated retail shelves system: display, installation and replacement
- Security system with automated robotic guards

### Automation

- Autonomous product management: handling, storage and delivery
- Mobile store system: real-time position display, cabinet rearrangement
- Self-operational system: self-repair and self-clean

### Artificial Intelligence

- Motion sensor technology and biometric verification
- Smart inventory management
- VR shopping and repair

### Store Operations

- Assets & techniques: housing unit, mounting, refrigeration, power distribution and backup
- Tech-enabled daily operations: vendor management, sanitation, LED lighting and EMI shielding
- Security protection: tracking, tagging and detection

### Process

- Precise item placement
- Intelligent bagging
- Customer-tailored delivery methods

VenHub

17

VenHub’s Unique Intellectual Property Portfolio Key Statistic 18 Robotics Automation Patents applications with plans to file additional patent applications • Pneumatic end effector system• Autonomous product management: handling, storage and delivery • Integrated retail shelves system: display, installation and • Mobile store system: real-time position replacement display, cabinet rearrangement • Security system with automated • Self-operational system: self-repair and robotic guards self-clean Diversified IP Portfolio Artificial Intelligence Store Operations • Motion sensor technology and • Assets & techniques: housing unit, biometric verification mounting, refrigeration, power distribution and backup • Smart inventory management • Tech-enabled daily operations: vendor • VR shopping and repair management, sanitation, LED lighting Process and EMI shielding • Security protection: tracking, tagging • Precise item placement and detection • Intelligent bagging • Customer-tailored delivery methods 17

# Pre-order Geographical Footprint

Urban Locations
Suburban Locations

Europe

Asia

Latin America

**VenHub is planning to generate pre-orders outside of the U.S[1]**

VenHub 18

Pre-order Geographical Footprint VenHub has secured 1,000+ orders in mainland U.S. and plans to supply this demand through its nationwide distribution and fulfillment network, with plans to expand globally Europe Latin America Asia Urban Locations VenHub is planning to Suburban Locations generate pre-orders outside 1 of the U.S Note: All metrics as of Q3 2024; locations on U.S. map are not representative of full number of orders 1. As of Q3 2024, all pre-orders have been generated in the U.S 18

# Benefits of Variable Store Formats

### Fixed Smart Stores

- Self-contained unit designed for both indoor and outdoor use
- The store is adaptable to various locations and verticals, and operational 24/7

### Mobile Smart Stores

- A mobile VenHub Smart Store on wheels offers flexible, easy relocatable retail solutions
- Provides seamless shopping experiences in diverse locations (concerts, various sporting events, and seasonal events)

### Modernized Retro – Fit Stores

- A VenHub retrofit can transform existing retail spaces with smart, AI – powered solutions
- Provides enhanced efficiency, inventory management, and customer experience

VenHub

19

Benefits of Variable Store Formats VenHub will offer a variety of avenues for monetization, ensuring a robust and sustainable business model Fixed Smart Mobile Smart Modernized Retro Stores Stores– Fit Stores • Self-contained unit designed • A mobile VenHub Smart Store • A VenHub retrofit can for both indoor and outdoor on wheels offers flexible, easy transform existing retail use relocatable retail solutions spaces with smart, AI – powered solutions • The store is adaptable to • Provides seamless shopping various locations and experiences in diverse • Provides enhanced efficiency, verticals, and operational 24/7 locations (concerts, various inventory management, and sporting events, and seasonal customer experience events) 19

# VenHub's Data Driven Store Owner Platform

## Smart Components[1]

**Data Capture**

| MEASURE | ANALYZE | OPERATE |
|---|---|---|
| Sales by SKU | Inventory Optimization | Inventory Management |
| Sale Patterns | Location Analysis | Purchase Orders |
| Store Visitor Patterns | Power usage (efficiency) | Security Monitoring |
| Profits by SKU | | Robot status (maintenance + repair notifications) |

**AI Driven Learning**

## App Interface

STORE OWNER

Dashboard
$1,976.99
Inventory
Ongoing Deliveries
$4.66

- ✓ Forecasting
- ✓ Automated Ordering
- ✓ Sales Analysis
- ✓ Seasonal Planning
- ✓ Supplier Management
- ✓ Real-time Updates
- ✓ Inventory Alerts
- ✓ Cost Optimization

1. Based on current design estimates

VenHub
20

VenHub’s Data Driven Store Owner Platform 1 Smart Components App Interface STORE OWNER Expect all smart components (robots, rails, delivery units, etc.) will be monitored, and emergency + maintenance + repair notifications will be sent via the app Data Capture MEASURE ANALYZE OPERATE Inventory Inventory Sales by SKU Management Optimization Purchase Sale Patterns Location Analysis Orders Store Visitor Power usage Security Patterns (efficiency) Monitoring ✓ Forecasting✓ Supplier Management Profits by SKU Robot status (maintenance + ✓ Automated Ordering✓ Real-time Updates repair notifications) ✓ Sales Analysis✓ Inventory Alerts ✓ Seasonal Planning✓ Cost Optimization AI Driven Learning 1. Based on current design estimates 20

# VenHub's User Friendly Customer Application

## Customer Application

User Version
VenHub
50% OFF
Mother's Day
VenHub
Welcome to Venhub
VenHub
Welcome Back
VenHub
Coke
Nutrition Facts
Cart
Clear Cart
Orders

## Key Features[1]

User application expected to allow customers to:

1. Based on current design estimates

VenHub
21

VenHub’s User Friendly Customer Application 1 Customer Application Key Features User application expected to allow customers to: User ✓ Download VenHub app and sign in with email, Google, Apple, or Version Microsoft ✓ Place orders via any connected device and their purchases will be ready within minutes at the VenHub Smart Store ✓ Place QR code validation at Smart Store for pickup ✓ Validate age-restricted products with strict authentication measures on-site (FaceID, fingerprint) for pre-authorized users (i.e. those verified to be of age prior to placing order) ✓ Place orders for pick-up with scheduled pick-up times ✓ Pay using a mobile device, desktop, or voice assistants like Siri and Alexa ✓ Support for large number of payment types, including Credit Card, Apple Pay, Paypal, Stripe, and Square (will largely be up to store owner) 1. Based on current design estimates 21

Security is A Priority for VenHub 1 Key Security Features Physical ✓ Comprehensive Surveillance: Advanced security cameras and motion detection systems to be installed inside and outside the unit ✓ Enhanced Security Features: To be equipped with vibration sensors, bulletproof glass, body sensors, and access sensors to detect unauthorized entry ✓ Fortified and Controlled Access: Steel door secured with padlock and electric locks, robust access control systems, and 24/7 monitoring with real-time alerts via the Owner's Operating App Digital ✓ Encrypted Communications: Ensures secure data transmission ✓ Closed Loop System: Maintains a secure and isolated network environment ✓ IP-Based Firewall: Protects against cyber threats with advanced firewall technology 1. Based on current design estimates 22

VenHub
VenHub

# MARKET OPPORTUNITY & GROWTH STRATEGY

VenHub
23

MARKET OPPORTUNITY & GROWTH STRATEGY 23

# Large Addressable Market with Global Reach

## Key Market Statistics

**$112.1B**

Retail shrinkage, which includes theft, accounted for $112.1B in losses in 2022, up from $93.9B in 2021[1]

**$44.3B**

The global market size for retail automation is expected to be valued at $27.6B in 2024 and is further projected to reach $44.3B by 2029, with a CAGR of 10% during the forecast period[2]

**$1.6B**

The global unmanned convenience store market was valued at $67M in 2019 and is expected to reach $1.6B by 2027 with a CAGR growth rate of 52%[3]

**95%**

By 2025, AI is projected to power a staggering 95% of customer interactions[4]

**70%**

Retailers plan to fully or partially automate up to 70% of routine store tasks by 2025[5]

**Number of Convenience Stores**

~1,000,000[7]
~152,000[6]

**Global Convenience Store Market ($T)[8]**

$3.1
6% CAGR
$2.1
2021A
2028E

VenHub
24

Large Addressable Market with Global Reach Key Market Statistics $112.1B $44.3B $1.6B 70% 95% Retail shrinkage, which includes theft, The global market size for retail The global unmanned Retailers plan to fully or By 2025, AI is projected to accounted for $112.1B in losses in 2022, automation is expected to be valued at convenience store market was partially automate up to 70% of power a staggering 95% 1 5 $27.6B in 2024 and is further projected 4 up from $93.9B in 2021 valued at $67M in 2019 and is routine store tasks by 2025 of customer interactions to reach $44.3B by 2029, with a CAGR of expected to reach $1.6B by 2027 2 3 10% during the forecast period with a CAGR growth rate of 52% Low Penetration in the U.S. and Globally Underscores a Large Opportunity for VenHub 8 Number of Convenience Stores Global Convenience Store Market ($T) $3.1 7 ~1,000,000 $2.1 6 ~152,000 2021A 2028E 1. National Retail Security Survey 2023 2. MarketsandMarkets 3. Research and Markets 4. Servion 5. Verizon News Center, as of March 21, 2023 6. NACS, as of December 31, 2023 7. Convenience Store News, as of January 17, 2023 8. Grand View Research: “Convenience Stores Market Size, Share & Trends Analysis Report By Type (Cigarettes & Tobacco, Foodservice, Packaged Beverages, Center Store, Low Alcoholic Beverages), By Region, And Segment Forecasts, 2022 – 2028” 24

VenHub Offers a Compelling Value Proposition Legacy Convenience Stores 1 Cost to Build Per Unit $250k $750K - $1.5M 2 Annual Employee Costs $0 ~8% of revenue Build Cost per SKU $312 - 1 Installation Time 7 Days 12 – 16 Months 1 Inventory 300 – 1,600 SKUs 300 – 1,000 SKUs 1 Footprint (sq. ft.) ~200 (can flex into larger sizes) 3,450 – 5,400 Theft-proof Flexible / Easy to Relocate Fully Autonomous 24/7 Note: All metrics as of Q3 2024 1. https://www.sciencedirect.com/science/article/abs/pii/S0969698922001072 2. https://www.projectionhub.com 25

# Potential Levers for Future Growth

Geographic expansion

Strategic Partnerships

Increased Penetration of partners

Store Format Expansion
- Retrofits
- Mobile
- 24/7 express store
- EV charging station partners

Product Type Expansion
- Pet food
- Cosmetics
- Pharmacy
- Groceries
- Electronics

Larger Stores
- Increased SKU capacity

Technology
- Autonomous Mobile Robot (AMR)
- Solar
- Package storage lockers

VenHub

26

Potential Levers for Future Growth Larger Stores • Increased SKU capacity Store Format Expansion • Retrofits • Mobile • 24/7 express store Technology • EV charging station • Autonomous partners Mobile Robot (AMR) Strategic Partnerships • Solar • Package storage lockers Product Type Expansion • Pet food • Cosmetics • Pharmacy • Groceries • Electronics Increased Penetration of partners Geographic expansion The execution timeline for the various initiatives will vary, with some anticipated in nine months and others in approximately 24 months 26

VenHub™
ub™

# FINANCIAL & BUSINESS COMBINATION OVERVIEW

VenHub
27

FINANCIAL & BUSINESS COMBINATION OVERVIEW 27

# Diversified Business Model with Potential for Deep Recurring Revenue

## Hardware

- Sales of autonomous retail stores
- Includes installation and setup services
- 7-day installation period

**$250k**
Price per Unit[1]

## Software-as-a-Service

- Subscription based monthly fee

**$2,500**
SaaS Revenue Per Month[1]

## Maintenance

- Monthly fee for maintenance of the stores, technology, and software

**$1,300**
Maintenance Fees Per Month[1]

## Additional Revenue Streams

- Advertising & brand partnerships
- Data monetization and analytics
- Fulfillment services
- Licensing
- Revenue share

**~$46k**
*Annual Recurring Revenue (ARR) Per Store[1]*

9:41
VenHub

VenHub
28

Diversified Business Model with Potential for Deep Recurring Revenue Hardware Software-as-a-Service Maintenance Additional Revenue Streams • Sales of autonomous retail • Subscription based monthly • Monthly fee for maintenance of • Advertising & brand stores fee the stores, technology, and partnerships software • Includes installation and setup • Data monetization and services analytics • 7-day installation period• Fulfillment services • Licensing • Revenue share $250k $2,500 $1,300 1 Price per Unit SaaS Revenue Maintenance Fees 1 1 Per Month Per Month ~$46k 1 Annual Recurring Revenue (ARR) Per Store Note: All metrics as of Q3 2024 and will be subject to potential periodic adjustments. Assume U.S. prices only 1. Management Estimate 28

# VenHub Delivers Value to All Stakeholders

VenHub

## Smart Store Breakeven Analysis

| | |
|---|---|
| Interest Expense[1] | $23.8k |
| Principal Amortization[1] | +$35.7k |
| Power & Utilities[1] | +$4.8k |
| **Annual Funding Cost** | **$64.3k** |
| **Annual SaaS & Maintenance Expense** | **~$46k** |
| Average SKUs per Smart Store | 800 |
| Average Sales Price per SKU | $2.35 |

**38%+**

**Average Margin per SKU**

## Head-to-Head Comparison

| VenHub | vs | Strategic Owned Self Check Out Store |
|---|---|---|
| **$290K** | | **$1.5M** |
| Revenue per Year to Breakeven | | Average Annual Revenue per Year[2] |

**1 FTE**

**Annual Funding Cost Equates to One Employee's Wages + Benefits[3]**

VenHub 29

VenHub Delivers Value to All Stakeholders Breakeven threshold reasonably achievable and leads to attractive store owner economics Smart Store Head-to-Head Breakeven Analysis Comparison 1 Interest Expense $23.8k Strategic Owned VS Self Check Out Store 1 Principal Amortization +$35.7k 1 Power & Utilities +$4.8k Annual Funding Cost $64.3k $290K $1.5M Annual SaaS & Maintenance ~$46k Expense Average SKUs per Smart Store 800 Revenue per Year Average Annual 2 to Breakeven Revenue per Year Average Sales Price per SKU $2.35 1 FTE 38%+ Annual Funding Cost Equates to One Average Margin per SKU 3 Employee’s Wages + Benefits Note: All metrics as of Q3, 2024 1. Based on Venhub’s understanding of obtainable financing metrics 2. Threecolts.com 3. Based on the minimum wage standard of California 29

# VenHub's Future Facilities Overview

### Mega Centers

- Will serve as the primary hub for production and large-scale logistical operations for VenHub Smart Stores
- VenHub intends to secure one west coast and one east coast facility
- State-of-the-art facilities will be equipped with advanced assembly and production capabilities and efficient logistics
- Once at capacity, VenHub anticipates that each facility will be capable of generating up to 2,500 Smart Stores per year
- Expected to include showrooms and spaces for potential client meetings to showcase Smart Stores

### Micro Centers

- Main purpose is to support the operational efficiency and maintenance of Smart Stores
- Local facilities will strategically be located to provide focused service and support to surrounding Smart Stores
- Expected to be equipped with tools and resources for maintenance, repair, and support services
- Expected to allow quick response for replacements and urgent maintenance needs tailored to local requirements
- Expected to offer comprehensive training programs for local vendors and owners

### Geographical Footprint

Mega Center Locations    Micro Center Locations[1]

### Capex Light Business Model

| ~$698k | ~$107k | 0 |
|---|---|---|
| **Mega Center Capex & Initial Working Capital Requirements[2]** | **Micro Center Capex & Initial Working Capital Requirements[2]** | **Business Model Does Not Require the Development of a Manufacturing Facility** |

VenHub

30

VenHub’s Future Facilities Overview VenHub is in the process of developing its first aggregation facilities in the west coast and the east coast Mega Centers Micro Centers Geographical Footprint • Will serve as the primary hub for production • Main purpose is to support the operational (1) Mega Center Locations Micro Center Locations and large-scale logistical operations for efficiency and maintenance of Smart Stores VenHub Smart Stores • Local facilities will strategically be located to • VenHub intends to secure one west coast provide focused service and support to and one east coast facility surrounding Smart Stores • State-of-the-art facilities will be equipped • Expected to be equipped with tools and with advanced assembly and production resources for maintenance, repair, and capabilities and efficient logistics support services • Once at capacity, VenHub anticipates that • Expected to allow quick response for each facility will be capable of generating up replacements and urgent maintenance to 2,500 Smart Stores per year needs tailored to local requirements • Expected to include showrooms and spaces • Expected to offer comprehensive training for potential client meetings to showcase programs for local vendors and owners Smart Stores Capex Light Business Model ~$698k ~$107k 0 Mega Center Capex & Initial Micro Center Capex & Initial Business Model Does Not Require the 2 2 Working Capital Requirements Working Capital Requirements Development of a Manufacturing Facility 1. VenHub plans on launching micro centers in cities across the country depending on market conditions at the time of deployment 2. Includes one full year of lease, utilities, and staff expenses 30

Illustrative TGAA Transaction Framework Implied Sources & Uses Transaction Highlights Deal Structure Sources ($M) Uses ($M) • VenHub shareholders rolling 100% of their equity and will own a pro forma equity ownership of 89.0% before impact of warrants or earnout VenHub Rollover Equity $650.0 Equity to VenHub $650.0 • If $25M is not raised, SPAC Sponsor will reduce share position by 1 share per $10 dollar shortfall Growth Capital Investment $14.0 Cash to Balance Sheet $14.0 Valuation • Transaction implies $715M pro forma enterprise value and $730M pro formamarket cap PIPE / Cash in Trust $12.5 Transaction Expenses $12.5 – Implied pre-money VenHub equity value of $650M Financing Total $676.5 Total $676.5 • Seeking $25M of additional financing to fund either at or before De-SPAC close Pro Forma Valuation Pro Forma Ownership 4 3 Shares 2 PF Shares Outstanding (M) 73.0 (M) % Own. Share Price ($) $10.0 1 VenHub Rollover Equity 65.0 89.0% PF Equity Value ($M) $730.0 2 SPAC Sponsor 5.3 7.3% Pro Forma (+) PF Debt/Converts ($M) $0.0 Ownership 3 Growth Capital Investors 1.4 1.9% (-) PF Cash ($M) ($14.6) PF Enterprise Value ($M) $715.4 4 PIPE Investors / Trust Investors 1.3 1.7% Assumptions: 1 • No non-convertible debt and $596,218 of cash on balance sheet prior to transaction • Additional financing of $12.5M assumes combination of SPAC Cash in Trust and PIPE. Excludes interest earned in the trust • Growth Capital Investment assumed to fund in a convertible note with a $10.00 conversion price • All charts and tables exclude impact of management earnout and employee equity incentive plan • All charts and tables exclude warrants 7,063,909 held by SPAC Sponsor and 7,127,183 warrants held by public shareholders. All warrants have a strike price of $11.50 per common share • Not excluding VenHub’s ability to raise growth capital through crowdfunding 31

# VenHub is Focused on Profitability and Cash Flow Generation

## Core Comparison

| | At De-SPAC (T+1)[1] VenHub | T+1 Q4 Annualized[1] VenHub | At De-SPAC symbotic | At Year End 2023 symbotic |
|---|---|---|---|---|
| Pre-Money | \$650M | \$650M | \$4.8B | \$28.6B |
| Avg Stores Produced/wk[2] | 11 | 20 | NA | NA |
| Revenue[3] | \$116M | \$214M | \$240 - \$250M | \$1.2B |
| Gross Profit[3] | \$62M | \$114M | \$6 - \$10M | \$188M |
| Gross Profit Margin[3] | 53% | 53% | 3% - 4% | 16% |
| Adjusted EBITDA[3] | \$37M | \$72M | Negative | Negative |
| Adjusted EBITDA Margin[3] | 32% | 34% | Negative | Negative |

## Key Private Market Peers

| | gopuff | 1X | FIGURE | APPTRONIK | AGILITY ROBOTICS |
|---|---|---|---|---|---|
| Sector | Internet Retail | Robotics AI | Robotics AI | Robotics AI | Robotics AI |
| Date | 8/22 | 1/24 | 2/24 | 2/23 | 4/22 |
| Latest Capital Raise | \$300M | \$100M | \$675M | \$33M | \$170M |
| Post Money Valuation | ~\$16.3B | \$475M | \$2.6B | NA | NA |
| Round Type | Series H | Series B | Series B | Seed | Series B |
| Total Capital Raised | \$5.2B | \$125M | \$845M | \$33M | \$178M |
| Revenue or ARR | \$1.2B | \$5M | Pre-Rev | NA | NA |
| Revenue or ARR Multiple | 13.6x | 95.0x | NA | NA | NA |
| EBITDA | Negative | Negative | Negative | NA | NA |

VenHub
32

VenHub is Focused on Profitability and Cash Flow Generation Attractive valuation with positive cash flow margins relative to negative operating metrics for most of the peer group Core Comparison Key Private Market Peers At De-SPAC T+1 Q4 At De-SPAC At Year End 2023 1 1 (T+1) Annualized Robotics Robotics Robotics Robotics Sector Internet Retail Pre-Money $650M $650M $4.8B $28.6B AI AI AI AI Date 8/22 1/24 2/24 2/23 4/22 Avg Stores 11 20 NA NA 2 Produced/wk Latest Capital $300M $100M $675M $33M $170M Raise 3 Revenue $116M $214M $240 - $250M $1.2B Post Money ~$16.3B $475M $2.6B NA NA Valuation 3 Gross Profit $62M $114M $6 - $10M $188M Round Type Series H Series B Series B Seed Series B Total Capital $5.2B $125M $845M $33M $178M Gross Profit Raised 53% 53% 3% - 4% 16% 3 Margin Revenue or ARR $1.2B $5M Pre-Rev NA NA Adjusted $37M $72M Negative Negative 3 EBITDA Revenue or ARR 13.6x 95.0x NA NA NA Multiple Adjusted EBITDA 32% 34% Negative Negative EBITDA Negative Negative Negative NA NA 3 Margin Source: Company filings and FactSet Note: Market data as of 9/30/2024 1. Ad Rev and Rev Share are not included in these metrics 2. Vendor capacity is currently at 100 units per week 3. VenHub metrics based on management estimates; Adjusted EBITDA (Earnings Before Interest, Taxes, Deprecation, and Amortization, Capex, Derivative Cost, and Transaction Costs) 32

Risk Factors • The pre-orders for VenHub Smart Stores, while indicative of market interest, are not legally binding and do not guarantee future sales. There is significant uncertainty regarding the fulfillment of these pre-orders due to various factors including manufacturing capabilities, supply chain logistics, regulatory approvals, and market conditions. Projections based on pre-orders are speculative, and actual financial results may differ materially. Investors should consider the inherent risks and uncertainties associated with relying on pre-order data, as it is not a reliable predictor of future performance and should be evaluated in conjunction with other financial information and market analyses. • Because VenHub is an early-stage company with minimal revenue and a history of losses and it expects to continue to incur substantial losses for the foreseeable future, it cannot assure you that it can or will be able to operate profitably. • VenHub has a limited operating history, which may make it difficult to evaluate its business and prospects. • If VenHub fails to effectively manage its growth, it may not be able to design, develop, manufacture, market and launch new generations of its robotic systems, firmware, and software products successfully. • VenHub’s revenues and profits are subject to fluctuations. • VenHub is dependent on general economic conditions. • The inability of VenHub’s supply chain to deliver certain key electrical components, such as computer components and accessories, could materially adversely affect its business, financial condition and results of operations. • VenHub’s failure to attract and retain highly qualified personnel in the future could harm its business. • VenHub’s units rely on sophisticated software technology that incorporates third-party components and networks to operate, and the inability to maintain licenses for software technology, errors in the software VenHub licenses, or the terms of open-source licenses could result in increased costs or reduced service levels, which would adversely affect its business. • The benefits to customers of VenHub’s products could be supplanted by other technologies or solutions or competitors' products that utilize similar technology to VenHub’s in a more effective way. • Failure to ultimately engage end users could affect VenHub’s potential to continue to grow the business. • Defects, glitches, or malfunctions in VenHub’s products or the software that operates them, failure of VenHub’s products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and could cause significant safety concerns, each of which could adversely affect VenHub’s results of operations, financial condition, and its reputation. • Even if VenHub’s products perform properly and are used as intended, if operators sustain any injuries while using its products, VenHub could be exposed to liability and its results of operations, financial condition and reputation may be adversely affected. • If VenHub cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products may be adversely impacted. • VenHub may be subject to claims of infringement of third-party intellectual property rights. • The trademark application for VenHub is currently facing a third-party opposition before the United States Patent and Trademark Office (USPTO), which could adversely affect VenHub’s business, brand, and competitive position. • Security breaches and other disruptions could compromise VenHub’s proprietary information and expose it to liability, which would cause its business and reputation to suffer. • VenHub may be subject to theft, loss, or misuse of personal data by or about its employees, customers or other third parties, which could increase its expenses, damage its reputation or result in legal or regulatory proceedings. 33

Risk Factors • Misclassification or reclassification of VenHub’s independent contractors could increase VenHub’s costs and adversely impact its business. • VenHub’s business plans require a significant amount of capital. VenHub’s future capital needs may require it to sell additional equity or debt securities that may dilute its stockholders or contain terms unfavorable to VenHub or its investors. • VenHub will be required to raise additional capital in order to develop its technology and scale its commercial delivery operations. However, VenHub may be unable to raise additional capital needed to fund and grow its business. • Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties, could adversely affect VenHub’s business, financial condition and results of operations. • VenHub’s business depends on discretionary spending patterns in the areas where its customers deploy the autonomous convenience stores, as well as in the broader economy. Economic downturns or other events (like coronavirus variants or similar widespread health/pandemic outbreaks) impacting the United States and global economy could materially adversely affect its results of operations. • VenHub’s autonomous convenience stores are disruptive to the traditional convenience store and vending industries, and important assumptions about the market demand, pricing, adoption rates and sales cycle for its current and future stores may be inaccurate. • VenHub’s systems, products, technologies and services and related equipment may have shorter useful lives than it anticipates. • Any acquisitions, partnerships or joint ventures that VenHub enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations. • As part of growing its business, VenHub may make acquisitions. If VenHub fails to successfully select, execute or integrate its acquisitions, then its business, results of operations and financial condition could be materially adversely affected, and its stock price could decline. • The deployment of artificial intelligence and robotics as a replacement to conventional brick and mortar stores may create social and ethical concerns that could indirectly affect use of VenHub’s units. • VenHub’s management team will have broad discretion in making strategic decisions to execute its growth plans, and there can be no assurance that management’s decisions will result in successful achievement of VenHub’s business objectives or will not have unintended consequences that negatively impact its growth prospects. • VenHub and any manufacturing partners and suppliers may rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs. • VenHub may be unable to adequately control the costs associated with its operations. • VenHub’s ability to manufacture products of sufficient quality on schedule in the future is uncertain, and delays in the design, production and launch of its products could harm its business, prospects, financial condition and operating results. • Laws, regulations and other legislative efforts related to climate change, environmental concerns and health and safety could result in increased operating costs, reduced demand for VenHub’s products and services or the loss of future business. • VenHub may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing or use of its products, including as a result of climate change, and a failure to comply with such regulations could lead to withdrawal or recall of its products from the market, delay its projected revenues, increase cost or make its business unviable if VenHub is unable to modify its products to comply. • Climate change laws and environmental regulations could result in increased operating costs and reduced demand for VenHub’s services. 34

Risk Factors • VenHub is subject to cybersecurity risks to its operational systems, security systems, infrastructure, integrated software in its products and data processed by it or third-party vendors. • VenHub is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy and security laws and regulations, and its actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or otherwise adversely affect its business, prospects, financial condition and operating results. • Being a public company can be administratively burdensome and will significantly increase VenHub’s legal and financial compliance costs. • VenHub’s management as a group has limited experience in operating a publicly traded company. • VenHub’s management has broad discretion over the use of proceeds from this offering, and the failure of management to allocate these funds effectively could seriously harm the business. • Any future market price for VenHub’s shares may be volatile. • Following any offering or business combination, VenHub’s principal stockholders will continue to own a significant percentage of its stock and be able to exert significant control or significant influence over matters subject to stockholder approval. • VenHub is currently only required to make reports to the Securities and Exchange Commission under Regulation Crowdfunding. • VenHub may face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards. • VenHub does not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of its common stock. • VenHub is and may continue to be significantly impacted by the worldwide economic downturn due to pandemics, outbreaks of other contagious diseases and other catastrophic events. • TGAA may not be able to consummate an initial business combination within the deadline prescribed in its Articles, in which case TGAA would cease all operations except for the purpose of winding up and would redeem its public shares and liquidate. • If TGAA seeks shareholder approval of an initial business combination, its Sponsor and members of its management team have agreed to vote in favor of such initial business combination, regardless of how TGAA public shareholders vote. • If a shareholder fails to receive notice of TGAA’s offer to redeem its public shares in connection with an initial business combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. • If TGAA seeks shareholder approval of an initial business combination, its Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase public shares or warrants, which may influence a vote on a proposed business combination and reduce the public “float” of its Class A ordinary shares or public warrants. • Shareholders do not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate their investment, shareholders may be forced to sell their public shares or warrants, potentially at a loss. • TGAA expects its securities to be suspended from listing on or about December 9, 2024, under newly adopted Nasdaq rules for Special Purpose Acquisition Companies. • If TGAA seeks shareholder approval of an initial business combination and does not conduct redemptions pursuant to the tender offer rules, and if a shareholder or a “group” of shareholders are deemed to hold in excess of 15% of TGAA Class A ordinary shares, shareholders may lose the ability to redeem all such shares in excess of 15% of TGAA Class A ordinary shares. • If, before distributing the proceeds in the Trust Account to TGAA public shareholders, TGAA files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against TGAA that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of TGAA shareholders and the per-share amount that would otherwise be received by TGAA shareholders in connection with its liquidation may be reduced. 35

Risk Factors • TGAA shareholders may be held liable for claims by third parties against TGAA to the extent of distributions received by them upon redemption of their shares. • If TGAA is deemed to be an investment company under the Investment Company Act, TGAA may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for TGAA to complete an initial business combination. • TGAA believes that it was a passive foreign investment company, or “PFIC,” for its 2021, 2022 and 2023 taxable years, and TGAA may also be a PFIC for its current taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors. • TGAA’s executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with TGAA’s interests. • Each of the IPO Underwriters were to be compensated in connection with an initial business combination but have instead waived such compensation. • Cyber incidents or attacks directed at TGAA could result in information theft, data corruption, operational disruption and/or financial loss. • The domestication may result in adverse tax consequences for holders of TGAA public shares and public warrants, including holders exercising redemption rights. • The tax consequences of the domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the domestication under their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. 36